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As filed with the Securities and Exchange Commission on March 24, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Noranda Inc.
(Exact name of Registrant as specified in its charter)

Ontario, Canada	1021	98-0359144
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number, if applicable)

BCE Place, 181 Bay Street, Suite 200, Toronto, Canada M5J 2T3, (416) 982-7111
(Address and telephone number of Registrant's principal executive officers)

CT Corporation System, 111 Eighth Avenue, 13th Floor
New York, New York 10011 (212) 894-8700
(Name, address, including zip code, and telephone number, including area code, of agent for service in the United States)
Please send copies of all correspondence to:

Copies to:
Jeffery A. Snow Senior Vice President and General Counsel Noranda Inc. BCE Place, 181 Bay Street, Suite 200 Toronto, Canada M5J 2T3 (416) 982-7111	Garth M. Girvan McCarthy Tétrault LLP Suite 4700 Toronto Dominion Tower Toronto, Canada M5K 1E6 (416) 601-7574	Kenneth R. Blackman Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 USA (212) 859-8000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.

        This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box:    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(3)	Amount of registration fee(3)

Junior Preference Shares:		N/A	$206,453,400.40	$24,299.57
Series 1 }
Series 2 }	50,000,000 shares(2)
Series 3 }

Preferred Shares:
Series J }
Series K }	50,000,000 shares(2)
Series L }

Common Shares	(1)

(1)
In the exchange offer described herein, a holder of common shares will be entitled to receive Junior Preference Shares, Series 1, Series 2 and Series 3 (the "Junior Preference Shares") of Noranda Inc. ("Noranda" or the "Company") or Preferred Shares, Series J, Series K and Series L (the "Preferred Shares", together with the Junior Preference Shares, the "New Preferred Shares") of Noranda. This Registration Statement also covers the registration of a currently indeterminate number of common shares that may be issued as dividends on or in redemption of the New Preferred Shares.

(2)
Represents the maximum aggregate number of Junior Preference Shares or Preferred Shares, respectively, issuable pursuant to the exchange offer. Subject to the terms of the exchange offer, a holder of Noranda common shares will be entitled to receive in exchange for Noranda common shares either approximately 0.789 Junior Preference Shares or approximately 0.789 Preferred Shares, as applicable, for each Noranda common share tendered and taken up by Noranda pursuant to the exchange offer.

(3)
In accordance with General Instruction IV.G of Form F-8, the registration fee is calculated on the basis of the market value of common shares of Noranda held by United States residents and that may be cancelled in the exchange offer, being $206,453,400.40. Such value is calculated based upon approximately 9,873,429 common shares of Noranda estimated to be held by United States residents on February 23, 2005 and that may be cancelled in the exchange offer, and a market value per common share of U.S.$20.91 (based upon the average of the high and low prices for such common shares on the New York Stock Exchange on March 18, 2005).

        If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

        Disclosure documents to be used in the offering:

1.
Offer to Exchange and Circular, dated March 24, 2005.

2.
Letter of Acceptance and Transmittal.

3.
Notice of Guaranteed Delivery.

I-1

No securities regulatory authority has expressed an opinion about these securities or the Offer and it is an offence to claim otherwise.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, trust company manager, bank manager, lawyer or other professional advisor.

March 24, 2005

NORANDA INC.
OFFER TO EXCHANGE

63,377,140 OF ITS OUTSTANDING COMMON SHARES
FOR
50,000,000 OF ITS JUNIOR PREFERENCE SHARES

Noranda Inc. ("Noranda" or the "Company") hereby offers (the "Offer") to exchange up to 63,377,140, or approximately 21%, of its outstanding common shares (the "Common Shares") for 50,000,000 New Preferred Shares. Under the Offer, holders of Common Shares ("Shareholders") will be entitled to receive (subject to proration), to the extent they are created prior to the Expiry Time (as defined herein), Junior Preference Shares, Series 1 (the "Series 1 Shares"), Junior Preference Shares, Series 2 (the "Series 2 Shares") and Junior Preference Shares, Series 3 (the "Series 3 Shares") of Noranda or, if such shares have not been created prior to the Expiry Time, new Preferred Shares, Series J (the "Series J Shares"), Preferred Shares, Series K (the "Series K Shares") and Preferred Shares, Series L (the "Series L Shares") of Noranda. Collectively the Series 1 Shares, Series 2 Shares and Series 3 Shares or the Series J Shares, Series K Shares and Series L Shares, as applicable, are referred to as the "New Preferred Shares". Specifically, under the Offer, Shareholders are entitled to exchange, in aggregate, up to 63,377,140 Common Shares for up to 50,000,000 New Preferred Shares, or approximately 0.789 New Preferred Shares (proportionally from each series of New Preferred Shares) for each Common Share, upon the terms and subject to the conditions set forth in the Offer and Circular and Letter of Transmittal (as defined herein). If, prior to the Expiry Time, more than 63,377,140 Common Shares are properly deposited and not withdrawn, Noranda will, upon the terms and subject to the conditions of the Offer, accept for exchange on a pro rata basis 63,377,140 Common Shares. The New Preferred Shares will, if the Junior Preference Shares have been created prior to the Expiry Time, consist of 20,000,000 Series 1 Shares, 20,000,000 Series 2 Shares and 10,000,000 Series 3 Shares or, if the Junior Preference Shares have not been created at that time, 20,000,000 Series J Shares, 20,000,000 Series K Shares and 10,000,000 Series L Shares (which will automatically be converted into 20,000,000 Series 1 Shares, 20,000,000 Series 2 Shares and 10,000,000 Series 3 Shares, respectively, upon the subsequent creation of Junior Preference Shares), in each case proportionately from each series of New Preferred Shares to be issued for each Common Share exchanged. In the event that the Junior Preference Shares have not been created prior to the Expiry Time, Shareholders tendering to the Offer will be required in the Letter of Transmittal to enter into a contractual subordination with Noranda in respect of Noranda's other Preferred Shares. See Annex "C" to the Offer and Circular, "The New Preferred Shares". Shareholders intending to tender to the Offer are entitled to participate in a "holding company transaction". In order to calculate the number of outstanding Common Shares tendered to the Offer and for the purposes of calculating any proration, a Shareholder participating in the holding company transaction will be deemed to have tendered to the Offer the number of Common Shares owned by the holding company. See Section 13 of the Offer to Exchange, "Holding Company Alternative".

The Offer is open for acceptance up to and including 8:00 p.m. (Toronto Time) on April 28, 2005, unless extended or withdrawn (the "Expiry Time").

Noranda reserves the right to withdraw the Offer and not take up and exchange any Common Shares deposited under the Offer unless certain conditions are satisfied. See Section 5 of the Offer to Exchange, "Conditions of the Offer".

Neither Noranda nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Common Shares under the Offer. Shareholders are urged to evaluate carefully all information in the Offer, including the risk factors set out in "Risk Factors" in Annex "A" to the Offer and Circular and to consult their own investment, tax and legal advisors and make their own decisions whether to deposit Common Shares to the Offer and, if so, what number of Common Shares to deposit.

The Common Shares are listed for trading on the Toronto Stock Exchange ("TSX") and on the New York Stock Exchange (the "NYSE") under the symbol "NRD". On March 7, 2005, the last full trading day prior to the announcement of the Offer, the closing price of the Common Shares on the TSX was Cdn.$22.81 and on the NYSE was US$18.60 and on March 22, 2005, the closing prices were Cdn.$24.50 and US$20.28, respectively. See Annex "A" to the Offer and Circular under "Price Range and Trading Volumes of Common Shares". The TSX has conditionally approved the listing of the New Preferred Shares. Listing is subject to Noranda fulfilling all of the listing requirements of the TSX.

(continued on next page)

(front cover continued)

Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 16 of the Circular, "Certain U.S. Federal Income Tax Considerations".

Any Shareholder wishing to deposit all or any portion of its Common Shares under the Offer should complete and sign the accompanying Letter of Transmittal (printed on BLUE PAPER), or a manually executed photocopy thereof, in accordance with the instructions in such Letter of Transmittal and deliver it and all other required documents to CIBC Mellon Trust Company, as depositary (the "Depositary"), and either deliver the certificates for such Common Shares to the Depositary according to the procedure set forth in Section 3 of the Offer to Exchange, "Procedure for Depositing Common Shares" or follow the procedures set out in Section 13 of the Offer to Exchange, "Holding Company Alternative", or request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. Any Shareholder having Common Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person or institution if he or she desires to deposit such Common Shares. Any Shareholder who desires to deposit Common Shares and whose certificates for such Common Shares are not immediately available must deposit such Common Shares by following the procedure for guaranteed delivery set forth in Section 3 of the Offer to Exchange, "Procedure for Depositing Common Shares — Guaranteed Delivery".

        This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Noranda may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in such jurisdiction.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        The Offer is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Offer and Circular in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in this Offer and Circular have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

        Prospective investors should be aware that the acquisition of New Preferred Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Sections 15 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 16 of the Circular, "Certain U.S. Federal Income Tax Considerations".

        The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Noranda is incorporated under the laws of Ontario, that some or all of its officers and directors may be residents of a foreign country, that some or all of the experts named herein may be residents of a foreign country, and that all or a substantial portion of the assets of Noranda and such persons may be located outside the United States.

        THE SECURITIES OFFERED PURSUANT TO THIS OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        Prospective investors should be aware that, during the period of the Offer, Noranda or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by laws of Canada or its provinces or territories.

        Noranda has filed with the United States Securities and Exchange Commission a Registration Statement on Form F-8 and an Issuer Tender Offer Statement on Schedule 13E-4F with respect to the Offer. NORANDA URGES SHAREHOLDERS TO READ THE REGISTRATION STATEMENT, THE ISSUER TENDER OFFER STATEMENT AND THE OFFER AND CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Noranda will be available free of charge from Noranda. Shareholders should direct requests for documents to the Secretary of Noranda, BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario, Canada M5J 2T3, 416-982-7111. To obtain timely delivery, such documents should be requested not later than April 21, 2005, five business days before the Expiry Date.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

        The Offer and Circular, including the Annexes thereto and the pro forma consolidated financial statements of Noranda and some of the information incorporated by reference in the Offer and Circular, contain forward-looking statements. Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, Noranda' hedging practices, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variation of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Noranda to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, those factors discussed in Noranda's annual information form and management's discussion and analysis of financial condition and results of operations incorporated by reference in the Circular. Although Noranda has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

        These factors are not intended to represent a complete list of the factors that could affect Noranda. Additional factors are noted elsewhere in the Offer and Circular and in documents incorporated by reference into the Offer and Circular. Noranda undertakes no obligation to update forward-looking statements.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

        Unless otherwise indicated, all references to "$", "US$" or "dollars" in the Offer and Circular refer to U.S. dollars. Noranda's financial statements included in and incorporated by reference in the Circular are reported in U.S. dollars and are prepared in accordance with Canadian GAAP. Certain of the financial information in these financial statements is reconciled to U.S. GAAP. For a discussion of the principal differences between U.S. GAAP and Canadian GAAP in the context of Noranda, see Note 19 to the Noranda audited financial statements as at December 31, 2004, incorporated by reference to the Offer and Circular.

EXCHANGE RATES

        The following table sets forth the exchange rate for one U.S. dollar expressed in Canadian dollars, for each period indicated, the average of such exchange rates, and the exchange rate at the end of such period, based upon the noon buying rates provided by the Bank of Canada:

	Year Ended December 31,
	2004	2003	2002	2001	2000
Rate at end of period	1.2036	1.2924	1.5796	1.5926	1.5002
Average rate for period	1.3015	1.4015	1.5704	1.5484	1.4852

        On March 22, 2005, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was Cdn.$1.2019.

SUMMARY

        This summary highlights information more fully discussed elsewhere in the Offer and Circular. This summary is not intended to be complete and is qualified by reference to the more detailed information contained in the Offer and Circular. Shareholders are urged to read the more detailed information about Noranda, the Offer and the New Preferred Shares provided elsewhere in the Offer and Circular and in the documents incorporated by reference into the Offer and the Circular, including the consolidated pro forma financial statements and notes. Certain capitalized terms used in this Summary are defined under "Glossary".

Noranda Inc.

        Noranda, together with its subsidiaries, including Falconbridge, is an integrated mining and metals company. Its principal business is the ownership and operation of mining and metallurgical assets and the addition of value through the development and operation of these assets. Noranda is engaged primarily in the production of copper and nickel, and also in the production of zinc, primary and fabricated aluminium, lead, silver, gold, sulphuric acid and cobalt. Noranda is also engaged in the recycling of secondary copper, nickel and precious metals.

        Noranda is an Ontario corporation, with its registered and head office located at BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario, M5J 2T3 Canada.

        Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol "NRD". See Section 1 of the Circular, "Noranda".

The Offer

        Noranda is offering, on the terms and subject to the conditions of the Offer, to exchange up to 63,377,140 Common Shares on the basis of 0.316 Series 1 Shares, 0.316 Series 2 Shares and 0.158 Series 3 Shares, if such shares are created prior to the Expiry Time, or, if such shares have not been created prior to the Expiry Time, 0.316 Series J Shares, 0.316 Series K Shares and 0.158 Series L Shares, for each Common Share tendered and taken up by Noranda under the Offer. If more than 63,377,140 Common Shares are deposited pursuant to the Offer, Noranda will accept for exchange on a pro rata basis 63,377,140 Common Shares for which New Preferred Shares will be issued subject to proration.

        The New Preferred Shares will represent aggregate capital of $1.25 billion, representing a value of $19.72 per Common Share to be exchanged.

Treatment of Fractional Shares

        If necessary, Noranda will prorate in such a manner as to avoid the creation of fractional Common Shares. In addition, Noranda will not issue fractional New Preferred Shares. Instead, Shareholders tendering Common Shares to the Offer will receive a cash payment equal to such fraction of New Preferred Share they would otherwise have received multiplied by $25.

Position of Noranda and its Board of Directors

        Neither Noranda nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Common Shares under the Offer. Shareholders are urged to evaluate carefully all information in the Offer, including the risks set out in "Risk Factors" in Annex "A" to the Offer and Circular, and to consult their own investment, tax and legal advisors and make their own decisions whether to deposit Common Shares to the Offer and, if so, what amount of Common Shares to deposit.

Conditions of the Offer

        Noranda reserves the right to withdraw the Offer and not take up and exchange any Common Shares deposited under the Offer unless all of the conditions of the Offer contained in Section 5 of the Offer to Exchange are satisfied or, where permitted, waived. These conditions include, among others, the condition that not less than 63,377,140 Common Shares will have been validly deposited by Brascan and its affiliates under the Offer and not withdrawn at the Expiry Time.

v

Time for Acceptance

        The Offer is open for acceptance until 8:00 p.m. (Toronto time) on April 28, 2005 or until such later time and date to which Noranda may extend the Offer at its discretion, unless Noranda withdraws the Offer earlier. See Section 6 of the Offer to Exchange, "Acceptance for Exchange and Exchange of Deposited Shares".

Manner of Acceptance

        The Offer may be accepted by Shareholders by depositing certificates representing Common Shares that are being deposited, together with a duly completed and signed Letter of Transmittal in the form accompanying the Offer and Circular (printed on BLUE PAPER), at the offices of the Depositary specified in the Letter of Transmittal at or before the Expiry Time. The Offer will be deemed to be accepted only if the Depositary has actually received these documents at or before the Expiry Time. Shareholders whose Common Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Common Shares to the Offer. See Section 3 of the Offer to Exchange, "Procedure for Depositing Common Shares".

        Shareholders whose certificates for Common Shares are not immediately available may use the procedures for guaranteed delivery set forth in the Notice of Guaranteed Delivery accompanying the Offer and Circular (printed on YELLOW PAPER). See Section 3 of the Offer to Exchange, "Procedure for Depositing Common Shares — Guaranteed Delivery".

        The Offer may also be accepted by using the "holding company alternative" described in Section 13 of the Offer to Exchange, "Holding Company Alternative".

Payment for Deposited Shares

        If all of the conditions of the Offer have been satisfied or, where permitted, waived by Noranda, Noranda will become obligated to take up and exchange Common Shares validly deposited under, and not withdrawn from, the Offer for New Preferred Shares within the time periods prescribed by applicable securities laws. See Section 6 of the Offer to Exchange, "Acceptance for Exchange and Exchange of Deposited Shares".

Right to Withdraw Deposited Shares

        All deposits of Common Shares under the Offer are irrevocable, except as provided in Section 4 of the Offer to Exchange, "Withdrawal Rights". Section 4 of the Offer to Exchange permits withdrawal of the Common Shares deposited under the Offer at any time before the Common Shares deposited under the Offer are taken up by Noranda, if such Common Shares have not been exchanged by Noranda within three business days after having been taken up and in certain other circumstances.

Certain Canadian Federal Income Tax Considerations

        A Shareholder who exchanges Common Shares for New Preferred Shares pursuant to the Offer generally will not realize a dividend or capital gain or loss under the Tax Act. Shareholders should review the more detailed information under Section 15 of the Circular, "Certain Canadian Federal Income Tax Considerations".

Certain U.S. Federal Income Tax Considerations

        Although the matter is uncertain and therefore not free from doubt, the New Preferred Shares should be treated as "nonqualified preferred stock" within the meaning of Section 351(g) of the U.S. Internal Revenue Code. Assuming that the New Preferred Shares are properly so treated, the exchange of Common Shares for New Preferred Shares pursuant to the Offer should be treated as a taxable transaction for U.S. federal income tax purposes and U.S. Holders should recognize taxable gain or loss on the exchange. In addition, under Section 305(c) of the U.S. Internal Revenue Code and the Treasury regulations thereunder, if the redemption price of a series of the New Preferred Shares exceeds the issue price of such series, then the excess may be treated as constructive distributions of additional shares of such series required to be taken into account by U.S. Holders over a specified period of time. Any such constructive distributions may be treated as taxable dividends to U.S. Holders. Shareholders should review the more detailed information under Section 16 of the Circular, "Certain U.S. Federal Income Tax Considerations".

Risk Factors

        An investment in New Preferred Shares is subject to a number of risks. Shareholders should carefully consider the risk factors set out under "Risk Factors" in Annex "A" to the Offer and Circular.

Depositary

        CIBC Mellon Trust Company is acting as Depositary under the Offer. The Depositary will be responsible for receiving certificates representing deposited Common Shares and accompanying Letters of Transmittal and other documents. The Depositary is also responsible for receiving Notices of Guaranteed Delivery, giving notices, if required, and making payment for all Common Shares purchased by Noranda under the terms of the Offer.

Regulatory Requirements

        The Offer will be subject to certain approvals from securities regulatory authorities in Canada. The TSX has conditionally approved the listing of the New Preferred Shares that will be issued in connection with the Offer.

Agreements with Brascan

        Noranda has entered into the Lock-Up Agreement with Brascan pursuant to which, subject to the satisfaction of certain conditions, Noranda agreed to make the Offer and Brascan agreed to deposit or cause to be deposited all of the Common Shares owned by it or any of its wholly-owned subsidiaries. Brascan currently owns, directly or indirectly, 122,597,952 Common Shares, or approximately 41% of the outstanding Common Shares. Brascan has agreed to vote in favour of any resolution of Noranda in order to give effect to the Offer.

        Brascan is not obliged to deposit its Common Shares in favour of the Offer (or, if deposited, may withdraw any number of such shares) in the event it receives a bona fide arm's length third party offer to acquire its Common Shares or an acquisition proposal in respect of Noranda or any material subsidiary of Noranda arises, in either case that the board of directors of Brascan, in its sole discretion, considers more favourable than the Offer. Brascan may satisfy its obligation under the Lock-Up Agreement by participating in the "holding company alternative" described in Section 13 of the Offer to Exchange, "Holding Company Alternative".

        Noranda also entered into the Registration Rights Agreement with Brascan providing for the qualification for sale by prospectus of any remaining Common Shares owned by Brascan in certain circumstances following completion of the Offer.

Falconbridge Offer

        Noranda is concurrently offering to purchase all of the outstanding Falconbridge Shares not owned by Noranda or any of its affiliates on the basis of 1.77 Common Shares for each Falconbridge Share. Noranda owns 105,759,100, or approximately 59%, of the outstanding Falconbridge Shares. Noranda may issue up to 132,691,749 Common Shares in connection with the Falconbridge Offer, including any Subsequent Acquisition Transaction (as defined below). The Falconbridge Offer is conditional upon, among other things, there being tendered and not withdrawn a sufficient number of Falconbridge Shares to enable Noranda to complete a second stage business combination in accordance with applicable securities and corporate laws (the "Minimum Tender Condition"). In effect, the Minimum Tender Condition requires that there must be tendered to the Falconbridge Offer and not withdrawn a majority of the Falconbridge Shares not owned by Noranda and its affiliates. Following the bid, Noranda intends to undertake a transaction (a "Subsequent Acquisition Transaction") to acquire any remaining Falconbridge Shares not owned by Noranda or its affiliates. The completion of the Offer is not conditional upon the completion of the Falconbridge Offer. The Offer is scheduled to expire before the expiry of the Falconbridge Offer and Common Shares to be issued by Noranda pursuant to the Falconbridge Offer may not be tendered to the Offer.

        In connection with the Falconbridge Offer, Noranda has entered into the Support Agreement with Falconbridge. Pursuant to the Support Agreement, (a) Noranda has agreed, among other things, subject to certain terms and conditions, that it will make the Offer, that it will not waive the Minimum Tender Condition without the consent of Falconbridge and that the expiry time for the Falconbridge Offer will occur at least five days after Common Shares are taken up and exchanged under the Offer, and (b) Falconbridge has agreed, among other things and subject to compliance of Falconbridge's board of directors with its fiduciary obligations, to support the Falconbridge Offer.

More Information

        Holders of Common Shares may contact the Depositary with any questions or requests for additional copies of the Offer and Circular. Questions and requests should be directed by telephone to 1-800-387-0825 or 416-643-5500 or by e-mail to inquiries@cibcmellon.com.

SUMMARY OF NORANDA HISTORICAL
AND PRO FORMA FINANCIAL DATA

        The following tables present summary historical consolidated financial information for Noranda, as at and for the years ended December 31, 2004. The tables also present summary pro forma consolidated financial information for Noranda as at and for the year ended December 31, 2004 after giving effect to the successful completion of the Offer and the Falconbridge Offer (including any Subsequent Acquisition Transaction). This information is derived from and should be read in conjunction with the financial statements of Noranda and the related notes to those financial statements included or incorporated by reference into the Offer and Circular. Copies of the financial statements incorporated by reference in the Offer and Circular can be found at www.sedar.com.

        The selected pro forma consolidated financial information set forth below should be read in conjunction with Noranda's unaudited pro forma consolidated financial statements, the accompanying notes thereto and the compilation report of Ernst & Young LLP thereon included in the Offer and Circular. The pro forma consolidated balance sheet has been prepared from the audited consolidated balance sheet of Noranda as at December 31, 2004 and gives pro forma effect to the successful completion of the Offer and the Falconbridge Offer (including any Subsequent Acquisition Transaction) as if the transactions occurred on December 31, 2004. The pro forma consolidated statement of operations for the year ended December 31, 2004 has been prepared from the audited statements of operations of Noranda for the year ended December 31, 2004 and gives pro forma effect to the successful completion of the Offer and the Falconbridge Offer (including any Subsequent Acquisition Transaction) as if the transactions occurred on January 1, 2004.

	Year Ended December 31,
	2004	Pro-Forma 2004
	(in millions of U.S. dollars)
Statement of Operations Data
Revenues	6,978	6,978
Total operating expenses	5,598	5,665
Income generated by operating assets	1,380	1,313
Interest expense, net	119	200
Minority interest in earnings in subsidiaries	297	23
Net Income	551	706
	Year Ended December 31,
	2004	Pro-Forma 2004
	(in millions of U.S. dollars)
Balance Sheet Data:
Current assets	3,251	3,326
Operating capital assets	4,870	6,233
Total assets	9,611	11,904
Current liabilities	1,818	1,820
Long-term debt	2,638	2,727
Preferred shares	—	1,250
Interests of other shareholders	1,197	191
Total shareholders' equity	3,059	4,260

Summary of Terms of the New Preferred Shares

        This summary is qualified by the more detailed information appearing in Annex "C" to the Offer and Circular. All references to "$" refer to U.S. dollars. Capitalized terms used in this summary but not defined in the summary or the "Glossary" have the meanings given to those terms in Annex "C" to the Offer and Circular.

Issue:	20 million Series 1 Shares
20 million Series 2 Shares
10 million Series 3 Shares

Authorization to create the Junior Preference Shares as a class will be sought at the next annual meeting of Shareholders, currently scheduled to take place on April 26, 2005. To the extent that the Junior Preference Shares are not created prior to the Expiry Time, Noranda will issue from its existing class of Preferred Shares, Series J Shares, Series K Shares and Series L Shares having terms that are identical to the Series 1 Shares, Series 2 Shares and Series 3 Shares except (i) in their ranking, and (ii) that they provide for an automatic conversion into Series 1 Shares, Series 2 Shares and Series 3 Shares, respectively, upon the creation of Junior Preference Shares, and Shareholders who receive Series J Shares, Series K Shares and Series L Shares will be required to enter into a contractual subordination in respect of Noranda's other Preferred Shares.
Amount:	Series 1 Shares — $500,000,000
Series 2 Shares — $500,000,000
Series 3 Shares — $250,000,000
Stated Value:	$25.00 per New Preferred Share.
Dividends:
Series 1 Shares: Holders of the Series 1 Shares will be entitled to receive fixed preferential cumulative dividends, if, as and when declared by the Board of Directors, in an amount equal to $1.50 per share per annum, payable quarterly on the last day of March, June, September and December of each year.

Series 2 Shares: Until June 30, 2010, holders of the Series 2 Shares will be entitled to receive fixed preferential cumulative dividends, if, as and when declared by the Board of Directors, in an amount equal to $1.5625 per share per annum, payable quarterly on the last day of March, June, September and December of each year.

From June 30, 2010 until June 30, 2012, holders of Series 2 Shares will be entitled to receive fixed preferential cumulative dividends, if, as and when declared by the Board of Directors, at a rate per annum equal to the greater of (i) 6.25%; and (ii) a rate equal to the seven year US treasury bond yield at the commencement of such subsequent fixed rate period plus 2.05%.

Series 3 Shares: Until June 30, 2010, holders of the Series 3 Shares will be entitled to receive fixed preferential cumulative dividends, if, as and when declared by the Board of Directors, in an amount equal to $1.625 per share per annum, payable quarterly on the last day of March, June, September and December of each year.

From June 30, 2010 until June 30, 2012 and for each succeeding 2-year (or less, as applicable) subsequent fixed rate period until June 30, 2015, holders of Series 3 Shares will be entitled to fixed preferential cumulative cash dividends, if, as and when declared by the Board of Directors, at a rate per annum equal to the greater of (i) 6.5%; and (ii) a rate equal to the ten year U.S. treasury bond yield at the commencement of each subsequent fixed rate period plus 2.35%.

x

Dividends may be paid in cash or, except in limited circumstances, in a number of Common Shares determined by dividing the declared dividend amount by 95% of the U.S. dollar equivalent of the volume weighted average trading price of the Common Shares on the TSX for a period of 20 consecutive trading days ending on the fourth trading day prior to the date specified for payment of the dividend.
Redemption:
Series 1: The Series 1 Shares (i) are redeemable by Noranda at any time, on or before June 30, 2008 at $25.25 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption, and thereafter at $25.00 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption, and (ii) must be redeemed by Noranda on the date that is five years from the date of issue (the "Series 1 Final Redemption Date") at $25.00 per share plus accrued and unpaid dividends up to but excluding the Series 1 Final Redemption Date.

Series 2: The Series 2 Shares (i) are redeemable by Noranda at any time, on or before June 30, 2010 at $25.25 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption, and thereafter until June 29, 2012 at $25.00 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption, and (ii) must be redeemed by Noranda on June 30, 2012 (the "Series 2 Final Redemption Date") at $25.00 per share plus accrued and unpaid dividends up to but excluding the Series 2 Final Redemption Date.

Series 3: The Series 3 Shares (i) are redeemable by Noranda at any time, on or before June 30, 2013 at $25.25 per share plus all accrued and unpaid dividends up to but excluding the date fixed for redemption, and thereafter until June 29, 2015 at $25.00 per share plus accrued and unpaid dividends up to but excluding the date fixed for redemption, and (ii) must be redeemed by Noranda on June 30, 2015 (the "Series 3 Final Redemption Date") at $25.00 per share plus accrued and unpaid dividends up to but excluding the Series 3 Final Redemption Date.
Retraction:
Upon the occurrence of a Change of Control Event (as defined under "Certain Provisions of the three series of New Preferred Shares" in Annex "C" to the Offer and Circular), except in limited circumstances, a holder of New Preferred Shares shall have the right to require Noranda to redeem all of the holder's then outstanding New Preferred Shares.
Conversion by Noranda:
On the Series 1 Final Redemption Date, the Series 2 Final Redemption Date and the Series 3 Final Redemption Date, so long as certain events have not occurred, the Series 1 Shares, Series 2 Shares and Series 3 Shares, respectively, are convertible, in whole or in part, at the option of Noranda, into that number of freely tradable Common Shares determined by dividing the aggregate of $25.00, plus an amount equal to accrued and unpaid dividends up to but excluding the final redemption date, by the greater of $2.00 (as adjusted from time to time by the Board of Directors acting in good faith to give effect to any split, division, consolidation, combination or similar change in the capital of Noranda that affects the number of Common Shares then outstanding) and 90% of the U.S. dollar equivalent of the volume weighted average trading price of the Common Shares on the TSX (or, if traded on the TSX in U.S. dollars, the volume weighted average trading price on the TSX) for a period of 20 consecutive trading days ending on the fourth trading day prior to the date specified for conversion.

Purchase for Cancellation:	Noranda will be entitled to purchase New Preferred Shares for cancellation at the lowest price or prices at which, in the opinion of Noranda, such shares are obtainable.
Priority:
The New Preferred Shares will rank junior to the Preferred Shares of Noranda with respect to priority in the payment of dividends and the distribution of assets of Noranda in the event of any liquidation, dissolution or winding up of Noranda or other distribution of assets of Noranda among its shareholders for the purpose of winding up its affairs.
Voting Rights:
Except as otherwise provided by law or as specifically set out in the New Preferred Share provisions, and except for meetings of the holders of the Junior Preference Shares or the Preferred Shares, as applicable, as a class and meetings of the holders of Series 1 Shares, Series 2 Shares or Series 3 Shares (or the Series J Shares, Series K Shares or Series L Shares, as applicable) as a series, the holders of New Preferred Shares will not be entitled as such to receive notice of, or to attend, or to vote at, any meeting of shareholders of Noranda.
Board Representation
The holders of the New Preferred Shares will be entitled, voting collectively, to elect two directors to the Board of Directors at each meeting of shareholders of Noranda at which directors are to be elected. Forthwith upon the occurrence of a Board Event, and for so long as it is continuing, the holders of the New Preferred Shares will be entitled, voting collectively, to elect three additional directors (for a total of five directors).
Ratings:	The New Preferred Shares have not been rated.
Covenants:
As long as Series 1 Shares, Series 2 Shares and Series 3 Shares having an aggregate issue price of $300 million are outstanding, Noranda may not pay an Extraordinary Dividend (as defined under "Certain Provisions of the three series of New Preferred Shares" in Annex "C" to the Offer and Circular) on the Common Shares.

From and after June 30, 2010, Noranda must apply the full after tax net proceeds from (i) the issuance of Equity Securities (as defined under "Certain Provisions of the three series of New Preferred Shares" in Annex "C" to the Offer and Circular) for cash (except in limited circumstances) or (ii) the sale of any capital assets outside of the ordinary course of business with a sale price exceeding Cdn. $250 million, to redeem the then outstanding New Preferred Shares.
Tax on Preference Share Dividends:	Corporate holders of New Preferred Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.
Risk Factors:
See the "Risk Factors" section and the other information included and incorporated by reference into the Offer and Circular for a discussion of factors that a Shareholder should carefully consider before deciding to exchange its Common Shares for New Preferred Shares.

GLOSSARY

        In the Offer and Circular, unless the subject matter or context is inconsistent therewith or unless otherwise provided, the following terms have the meanings set forth below:

"affiliate" unless otherwise indicated, has the meaning ascribed thereto in the Securities Act (Ontario).

"AMF" means Autorité des marchés financiers (Québec).

"associate" unless otherwise indicated, has the meaning ascribed thereto in the Securities Act (Ontario).

"Board of Directors" means the board of directors of Noranda.

"Brascan" means, collectively, Brascan Corporation, a corporation amalgamated under the laws of Ontario, and its subsidiary Brascade Corporation.

"business day" means any day other than a Saturday, Sunday or federal or a statutory or civic holiday observed in Toronto, Ontario.

"Canadian GAAP" means Canadian generally accepted accounting principles.

"CDS" means The Canadian Depositary for Securities Limited.

"Circular" means the offering circular accompanying the Offer to Exchange, including the annexes attached thereto.

"Common Share" means a common share of Noranda.

"Depositary" means CIBC Mellon Trust Company.

"Deposited Shares" means Common Shares validly deposited and not withdrawn pursuant to the Offer.

"Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of a Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

"Exchanges" means the TSX and the NYSE, and "Exchange" means either one of them.

"Expiry Date" means April 28, 2005 or such later date as is set out in a notice of extension of the Offer issued at any time and from time to time extending the period during which Common Shares may be deposited to the Offer, provided that, if such day is not a business day, then the Expiry Date will be the next business day.

"Expiry Time" means 8:00 p.m. (Toronto time) on the Expiry Date.

"Falconbridge" means Falconbridge Limited, a corporation existing under the laws of Ontario and, where the context requires, its subsidiaries and joint ventures.

"Falconbridge Offer" means Noranda's offer to purchase all of the Falconbridge Shares not owned by Noranda or any of its affiliates on the basis of 1.77 Common Shares for each Falconbridge Share.

"Falconbridge Shareholders" mean holders of Falconbridge Shares.

"Falconbridge Shares" means common shares in the capital of Falconbridge.

"Letter of Transmittal" means the letter of acceptance and transmittal in the form accompanying the Offer and Circular (printed on BLUE PAPER).

"Lock-Up Agreement" means the lock-up agreement between Noranda and Brascan dated March 8, 2005, as amended by an amending agreement dated March 22, 2005.

"New Preferred Holder" means a holder of New Preferred Shares.

"New Preferred Shares" means the Series 1 Shares, Series 2 Shares and Series 3 Shares, if the Junior Preference Shares are created prior to the Expiry Time, or, if such shares are not created prior to the Expiry Time, the Series J Shares, Series K Shares and Series L Shares, to be issued by Noranda in exchange for Common Shares pursuant to the Offer.

"Noranda" means Noranda Inc., a corporation incorporated under the laws of Ontario and, where the context requires, its subsidiaries and joint ventures.

"Noranda Independent Committee" has the meaning given to that term in Section 2 of the Circular, "Background to the Offer — Background".

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery in the form accompanying the Offer and Circular (printed on YELLOW PAPER).

"NYSE" means the New York Stock Exchange.

"OBCA" means the Business Corporations Act (Ontario), as amended.

"Offer" means the offer to exchange Common Shares made hereby, the terms and conditions of which are set forth in the Offer to Exchange, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

"Offer and Circular" means the Offer to Exchange and the Circular, collectively.

"Offer to Exchange" means the offer to exchange Common Shares for New Preferred Shares as described herein.

"OSC" means the Ontario Securities Commission.

"person" unless otherwise indicated, has the meaning ascribed thereto in the Securities Act (Ontario).

"Policy Q-27" means Policy No. Q-27 of the AMF entitled "Protection of Minority Securityholders in the course of Certain Transactions".

"Registration Rights Agreement" means the registration rights agreement dated March 8, 2005 between Noranda and Brascan.

"Rule 61-501" means Rule 61-501 of the OSC entitled "Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions".

"Shareholder" means a holder of Common Shares.

"SEC" means the U.S. Securities and Exchange Commission.

"subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and will include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary.

"Support Agreement" means the agreement between Noranda and Falconbridge dated March 8, 2005, providing, among other things, for the making of the Falconbridge Offer and the recommendation of the Falconbridge board of directors.

"Tax Act" means the Income Tax Act (Canada).

"TD Securities Opinion" has the meaning given to that term in Section 2 of the Circular, "Background to the Offer — Background".

"trading day" means any day on which trading occurs on the TSX.

"TSX" means the Toronto Stock Exchange.

"U.S. Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"U.S. GAAP" means U.S. generally accepted accounting principles.

"U.S. Securities Act" means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

OFFER TO EXCHANGE

TO:    HOLDERS OF COMMON SHARES OF NORANDA INC.

        The Offer and Circular contains important information and should be read carefully before making a decision with respect to the Offer. The Offer and Circular, which is incorporated into and forms part of the Offer, constitutes the issuer bid circular required under applicable Canadian securities laws.

1.     The Offer

        Subject to the terms and conditions set forth below and in the Letter of Transmittal and the Notice of Guaranteed Delivery, Noranda hereby offers to exchange up to 63,377,140 Common Shares for 20,000,000 Series 1 Shares, 20,000,000 Series 2 Shares and 10,000,000 Series 3 Shares (or if such shares are not created prior to the Expiry Time, 20,000,000 Series J Shares, 20,000,000 Series K Shares and 10,000,000 Series L Shares), with each Common Share being exchanged for 0.316 Series 1 Shares, 0.316 Series 2 Shares and 0.158 Series 3 Shares (or if such shares are not created prior to the Expiry Time, 0.316 Series J Shares, 0.316 Series K Shares and 0.158 Series L Shares). See Annex "C" to the Offer and Circular, "The New Preferred Shares".

        The New Preferred Shares will represent aggregate capital of $1.25 billion, representing a value of $19.72 per Common Share to be exchanged.

        If the aggregate number of Common Shares properly deposited and not withdrawn at the Expiry Time pursuant to the Offer is 63,377,140 Common Shares, Noranda will, upon the terms and subject to the conditions of the Offer, exchange all such Deposited Shares.

        If, at the Expiry Time, more than 63,377,140 Common Shares are properly deposited and not withdrawn, Noranda will, upon the terms and subject to the conditions of the Offer, exchange on a pro rata basis (calculated to the nearest whole Common Share, so as to avoid the creation of fractional Common Shares while ensuring that the requisite amount of New Preferred Shares are issued) from the Deposited Shares 63,377,140 Common Shares for the New Preferred Shares. Noranda will return all Common Shares not exchanged under the Offer, including Common Shares not exchanged because of proration. Depositing Shareholders will not be obligated to pay brokerage fees or commissions on the acquisition of Common Shares by Noranda pursuant to the Offer if they deposit their Common Shares directly with the Depositary. Noranda's determination as to proration shall be final and binding on all parties. Pursuant to the Lock-Up Agreement, Brascan has agreed to deposit or cause to be deposited, and not withdraw all of the Common Shares owned by it or any of its wholly-owned subsidiaries. Brascan currently owns, directly or indirectly, 122,597,952 Common Shares, or approximately 41% of the outstanding Common Shares. Brascan is not obliged to deposit its Common Shares in favour of the Offer (or, if deposited, may withdraw any number of such shares) in the event it receives a bona fide arm's length third party offer to acquire its Common Shares or an acquisition proposal in respect of Noranda or any material subsidiary of Noranda arises, in either case that the board of directors of Brascan, in its sole discretion, considers more favourable than the Offer.

        The Offer is conditional upon not less than 63,377,140 Common Shares being deposited and not withdrawn by Brascan and its affiliates at the Expiry Time. The Offer is also subject to certain other conditions. See Section 5 of the Offer to Exchange, "Conditions of the Offer".

        Fractional New Preferred Shares will not be issued. Instead of receiving a fractional New Preferred Share, Shareholders will receive a cash payment equal to such fraction multiplied by $25. For purposes of determining the amount of any such cash payment, all Common Shares deposited by a registered holder will be aggregated.

        The Offer will be open for acceptance until the Expiry Time unless withdrawn or extended.

        The accompanying Circular (including its annexes), which is incorporated into and forms part of the Offer, and Letter of Transmittal and Notice of Guaranteed Delivery contain important information which should be read carefully before making a decision with respect to the Offer.

2.     Expiry Time

        The Offer is open for acceptance up to and including 8:00 p.m. (Toronto Time) on April 28, 2005, unless withdrawn by Noranda, or until such later time and date to which the Offer may be extended by Noranda (the "Expiry Time"). See Section 8 of the Offer to Exchange, "Extension and Variation of the Offer".

3.     Procedure for Depositing Common Shares

        Proper Deposit of Common Shares.    To deposit Common Shares pursuant to the Offer, (i) a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) with any required signature guarantees together with share certificate(s) representing the Common Shares and all other documents required by the Letter of Transmittal must be received by the Depositary at its Toronto office identified on the Letter of Transmittal and on the back cover of the Offer and Circular, on or before the Expiry Time, or (ii) the guaranteed delivery procedure described below must be followed. Participants of CDS should contact such depositary with respect to the deposit of their Common Shares under the Offer. CDS will be issuing instructions to its participants as to the method of depositing such Common Shares under the terms of the Offer.

        Partial Tenders.    A Shareholder desiring to deposit only a portion of their Common Shares may do so, subject to the restriction set out below, by depositing certificate(s) for Common Shares in the manner described above and indicating in the accompanying Letter of Transmittal the number of Common Shares that the Shareholder wishes to deposit to the Offer. Noranda shall, as soon as practicable following the completion of the Offer, issue a certificate to such Shareholder to evidence the remaining number of Common Shares retained by the Shareholder.

        Noranda will not exchange any fractional Common Shares.

        Signature Guarantees.    No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered owner of the Common Shares exactly as the name of the registered holder appears on the certificate deposited therewith, and the certificates for New Preferred Shares and payment for fractional New Preferred Shares is to be delivered or made directly to such registered holder, or (ii) Common Shares are deposited for the account of an Eligible Institution. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 4 of the Letter of Transmittal. If a certificate representing Common Shares is registered in the name of a person other than the signatory of a Letter of Transmittal, or if the certificates for the New Preferred Shares are to be delivered, any payment for fractional New Preferred Shares is to be made or a certificate representing a Common Share not exchanged or deposited is to be issued, to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

        A Shareholder who wishes to deposit Common Shares under the Offer and whose certificate is registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

        Method of Delivery.    The method of delivery of Common Shares and all other required documents is at the option and risk of the depositing Shareholder. If certificates for Common Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary on or prior to such time. Delivery will only be made upon actual receipt of such Common Shares by the Depositary.

        Guaranteed Delivery.    If a Shareholder wishes to deposit Common Shares pursuant to the Offer and cannot deliver certificates representing such Common Shares or time will not permit all required documents to reach the Depositary, in each case, at or before the Expiry Time, such Common Shares may nevertheless be deposited pursuant to the Offer if all of the following conditions are met:

  (a)
  such deposit is made by or through an Eligible Institution;

  (b)
  a properly completed and duly executed Notice of Guaranteed Delivery (printed on YELLOW PAPER) (or a manually executed photocopy thereof) is received by the Depositary at its Toronto office as set out in the Notice of Guaranteed Delivery not later than the Expiry Time; and

  (c)
  the certificate or certificates representing all Deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Common Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by the Letter of Transmittal, are received by the Depositary at its Toronto office as set out in the Notice of Guaranteed Delivery before 5:00 p.m. (Toronto Time) on the third trading day after the date on which the Expiry Time occurs.

        The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Toronto office of the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

        Notwithstanding any other provision hereof, the exchange of New Preferred Shares for Deposited Shares accepted for exchange pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Common Shares, a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Deposited Shares, with signatures guaranteed if so required and all other documents required by the Letter of Transmittal. If a Common Share certificate has been lost or destroyed, please follow the procedure described in the Letter of Transmittal for obtaining replacement certificates.

        Determination of Validity.    All questions as to the number of Common Shares to be accepted, proration, the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of Common Shares will be determined by Noranda, in its sole discretion, which determination shall be final and binding on all parties. Noranda reserves the absolute right to reject any and all deposits of Common Shares determined by it not to be in proper form or the acceptance for exchange of or payment for which may, in the opinion of Noranda's counsel, be unlawful. Noranda also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any deposit of Common Shares. No deposit of Common Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of Noranda, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. Noranda's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties. Noranda reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

        Under no circumstances will any amount be paid by Noranda or the Depositary by reason of any delay in exchanging any Common Shares or in making payments for fractional New Preferred Shares to any person, including without limitation any delay arising because the Common Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore exchange and/or payment by the Depositary on account of such Common Shares is not made until after the date the exchange of Deposited Shares accepted for exchange pursuant to the Offer is made by Noranda.

        Formation of Agreement.    The proper deposit of Common Shares pursuant to any one of the procedures described above will constitute a binding agreement between the depositing Shareholder and Noranda, effective immediately following the Expiry Time, upon the terms and subject to the conditions of the Offer.

Holding Company Alternative

        A valid deposit of holding company shares will constitute an acceptance of the Offer.

        The procedure described above for the deposit of Common Shares by means of a Letter of Transmittal or a Notice of Guaranteed Delivery cannot be used to deposit shares of a holding company under the "holding company alternative". See Section 13 of the Offer to Exchange, "Holding Company Alternative", for a description of the holding company alternative for tendering to the Offer.

4.     Withdrawal Rights

        Except as otherwise provided in this Section, all deposits of Common Shares to the Offer will be irrevocable. Unless otherwise required or permitted by applicable law, any Deposited Shares may be withdrawn by or on behalf of the depositing Shareholder:

  (a)
  at any time up to and including 8:00 p.m. (Toronto Time) on April 28, 2005;

  (b)
  at any time when the Deposited Shares have not been taken up by Noranda prior to the receipt by the Depositary of an effective notice of withdrawal in respect of such Common Shares;

  (c)
  if the Common Shares have not been exchanged by Noranda for New Preferred Shares within three business days after having been taken up; or

  (d)
  at any time before the expiration of 10 days from the date upon which either:

  (i)
  a notice of change relating to a change which has occurred in the information contained in the Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Noranda or an affiliate of Noranda), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii)
  a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the time for deposit of Common Shares is not extended for more than 10 days), is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Deposited Shares have not been taken up by Noranda at the date of the notice.

        For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant Common Shares. Any such notice of withdrawal must (i) be signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Common Shares to be withdrawn, and (ii) specify the number of Common Shares to be withdrawn, the name of the registered holder and the certificate number shown on each Common Share to be withdrawn. No signature guarantee is required on a notice of withdrawal if the notice of withdrawal is signed by the registered holder of the Common Shares exactly as the name of the registered holder appears on the certificate representing the Common Shares deposited with the Letter of Transmittal or if the Common Shares were deposited for the account of an Eligible Institution. In all other cases, the signature on a notice of withdrawal must be guaranteed by an Eligible Institution. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed notice of withdrawal. A withdrawal of Common Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal shall take effect only upon actual receipt by the Depositary of the properly completed and executed written notice.

        All questions as to form and validity (including, without limitation, time of receipt) of notices of withdrawal shall be determined by Noranda in its sole discretion and such determination shall be final and binding. There shall be no duty or obligation on Noranda, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give such notice.

        Any Common Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn Common Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 3 of the Offer to Exchange, "Procedure for Depositing Common Shares".

        If Noranda extends the period of time during which the Offer is open, is delayed in taking up or exchanging the Common Shares or is unable to take up or exchange Common Shares for any reason, then, without prejudice to Noranda's other rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of Noranda all Deposited Shares, and such Common Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section or pursuant to applicable law.

5.     Conditions of the Offer

        Notwithstanding any other provision of the Offer, Noranda will not be required to accept for exchange or exchange any Common Shares and may terminate, amend or cancel the Offer or may postpone the exchange of any Common Shares tendered if, at any time on or after March 8, 2005 and at or before the exchange of any such Common Shares for New Preferred Shares, any of the following events shall have occurred:

  (a)
  there shall have been threatened, instituted or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person, before any court or governmental authority or regulatory or administrative agency in any jurisdiction, (i) challenging or seeking to cease trade, or make illegal, or delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for exchange of some or all of the Common Shares by Noranda, the issuance of the New Preferred Shares in exchange therefor or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) that otherwise, in the sole judgment of Noranda, acting reasonably, has or may have a material adverse effect on the value of, or trading in, the Common Shares or on the business, properties, condition (financial or otherwise), income, assets, liabilities, operations, results of operations or prospects of Noranda and its subsidiaries, taken as a whole, (a "Material Adverse Effect") or has or may materially impair the contemplated benefits of the Offer to Noranda and its subsidiaries taken as a whole; or

  (b)
  there shall (i) have been any approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed (and likely to be enacted), sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer, Noranda or any of its subsidiaries by any court, government, governmental authority or regulatory or administrative agency in any jurisdiction, or (ii) be any other prohibition at law, that, in the sole judgment of Noranda, acting reasonably, might result directly or indirectly in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above or would or might prohibit, prevent, restrict or delay consummation of the Offer; or

  (c)
  there shall have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada or the United States; (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or in the United States; (iii) the commencement of a war, armed hostilities or other international or national calamity, or the escalation of any existing war, armed hostilities or other international or national calamity, directly or indirectly involving Canada or the United States, which, in the sole judgment of Noranda, acting reasonably, materially adversely affects or will materially adversely affect the financial markets or the business, operations or affairs of Noranda and its subsidiaries, taken as a whole; (iv) any change in the general political, market, economic or financial conditions that has or may have a Material Adverse Effect other than a change relating to these conditions generally and not specifically to Noranda and its subsidiaries; or

  (d)
  any change or changes shall have occurred (or any development shall have occurred involving any prospective change or changes) in the business, assets, liabilities, condition (financial or otherwise), operations or results of operations of Noranda or its subsidiaries that, in the sole judgment of Noranda, acting reasonably, has or may have a Material Adverse Effect, provided that (i) the outcome to the Falconbridge Offer shall not be considered such a change, and (ii) such change or changes do not generally affect other senior mining companies listed on the TSX; or

  (e)
  Noranda shall not have received all necessary regulatory approvals from government bodies, regulatory agencies or the Exchanges; or

  (f)
  any change shall have occurred or been proposed to the Tax Act or to the published administrative policies of the Canada Revenue Agency that, in the sole judgment of Noranda, acting reasonably, is detrimental to Noranda or adversely affects the tax consequences of the Offer for Shareholders, generally; or

  (g)
  at the Expiry Time, fewer than 63,377,140 Common Shares have been tendered (or deemed to have been tendered) and not withdrawn by Brascan and its affiliates under the Offer.

        Any waiver of a condition or the withdrawal of the Offer shall be deemed to be effective on the date on which notice of such waiver or withdrawal is delivered or otherwise communicated to the Depositary. Noranda, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, shall forthwith thereafter make a public announcement of such waiver or withdrawal and provide or cause to be provided notice of such waiver or withdrawal to the TSX, the NYSE and the applicable securities regulatory authorities. If the Offer is withdrawn, Noranda shall not be obligated to take up, accept for exchange or exchange any Deposited Shares, and the Depositary will return all certificates for Deposited Shares and relevant Letters of Transmittal and any related documents to the parties by whom they were deposited.

        The foregoing conditions are for the sole benefit of Noranda and may be asserted by Noranda in its sole discretion regardless of the circumstances (including any action or inaction by Noranda) giving rise to any such conditions, or may be waived by Noranda, in its sole discretion, in whole or in part at any time. The failure by Noranda at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by Noranda concerning the events described in this Section 5 shall be final and binding on all parties.

6.     Acceptance for Exchange and Exchange of Deposited Shares

        Upon the terms and subject to the conditions of the Offer (including proration), Noranda will become obligated to take up Deposited Shares as soon as practicable after the Expiry Time, but in any event not later than 10 days from the Expiry Time. Noranda will exchange New Preferred Shares for Deposited Shares taken up and pay any amount for fractional New Preferred Shares to which holders are otherwise entitled in respect of such exchanged Deposited Shares as soon as possible, but in any event not later than three business days after taking up the Deposited Shares.

        Noranda will be deemed to have taken up and accepted for exchange, subject to proration, Deposited Shares as, if and when Noranda gives oral (to be confirmed in writing) or written notice to the Depositary to that effect.

        The Common Shares taken up and exchanged by Noranda will be immediately cancelled by Noranda.

7.     Exchange

        Noranda will exchange Deposited Shares for New Preferred Shares by issuing to, or on behalf of each depositing Shareholder, New Preferred Shares on the basis set forth in the Offer (including proration), and by providing the Depositary with sufficient certificates representing the New Preferred Shares for transmittal to depositing Shareholders.

        In the event of proration of Deposited Shares pursuant to the Offer, Noranda will determine the proration factor for those Deposited Shares accepted for exchange as soon as practicable after the Expiry Time. However, Noranda does not expect to be able to announce the final results of any such proration until approximately three trading days after the Expiry Time.

        The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purpose of receiving New Preferred Share certificates from Noranda and transmitting such New Preferred Share certificates to such persons, and receipt thereof by the Depositary will be deemed to constitute receipt thereof by persons depositing Common Shares pursuant to the Offer.

        Settlement will be made by the Depositary issuing or causing to be issued to each Shareholder who has validly deposited and not withdrawn Common Shares under the Offer a certificate representing the New Preferred Shares to which such Shareholder is entitled by first class insured mail, postage prepaid. Unless otherwise directed by the Letter of Transmittal, the certificate for such New Preferred Shares will be issued in the name of the registered holder of the Common Shares so deposited. Unless a Shareholder depositing Common Shares instructs the Depositary to hold the certificate for such New Preferred Shares for pick-up by checking the appropriate box on the Letter of Transmittal, certificates will be forwarded by first class insured mail to such Shareholder at the address specified in the Letter of Transmittal. If no address is therein specified, certificates will be forwarded to the address of the Shareholder as shown on the register maintained in respect of the Common Shares. Certificates mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.

        Depositing Shareholders will not be obligated to pay brokerage fees or commissions if they accept the Offer by depositing their Common Shares directly with the Depositary.

8.     Extension and Variation of the Offer

        The Offer is open for acceptance up to and including, but not after, the Expiry Time.

        Noranda expressly reserves the right, in its sole discretion, and regardless of whether or not any of the conditions specified under Section 5 of the Offer to Exchange, "Conditions of the Offer", shall have occurred, at any time and from time to time while the Offer is open for acceptance, to extend the Expiry Time or to vary the Offer by giving written or oral notice to be confirmed in writing of extension or variation to the Depositary and by causing the Depositary to provide, where required by law, as soon as practicable thereafter, a copy of such notice in the manner set forth in Section 12 of the Offer to Exchange, "Notice", to all Shareholders whose Deposited Shares have not been taken up prior to the extension or variation. Noranda shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide or cause to be provided a copy of the notice thereof to the TSX and the NYSE and the applicable securities regulatory authorities. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

        Where the terms of the Offer are varied, the period during which Common Shares may be deposited pursuant to the Offer shall not expire before 10 days after the notice of variation has been given to Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable securities regulatory authorities.

        If on or before the Expiry Time, or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect a decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Noranda or an affiliate of Noranda), Noranda will give written notice of such change to the Depositary at its principal office in Toronto, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 12 of the Offer to Exchange, "Notice", to all Shareholders whose Common Shares have not been taken up under the Offer at the date of the occurrence of the change. As soon as possible after giving notice of a change in information to the Depositary, Noranda will make a public announcement of the change in information and provide a copy of the notice thereof to the TSX and the applicable regulatory authorities. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

        Notwithstanding the foregoing, the Offer may not be extended by Noranda if all of the terms and conditions of the Offer have been complied with, except those waived by Noranda, unless Noranda first takes up and exchanges all Deposited Shares, subject to proration.

        If, prior to the Expiry Time, a variation in the terms of the Offer increases the consideration offered to Shareholders by Noranda in its sole discretion, such increase shall be applicable to all Shareholders whose Common Shares are taken up pursuant to the Offer.

        During any such extension or in the event of any variation, all Common Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for exchange by Noranda in accordance with the terms of the Offer, subject to Section 4 of the Offer to Exchange, "Withdrawal Rights". An extension of the Expiry Time, a variation of the Offer or a change in information does not constitute a waiver by Noranda of its rights under Section 5 of the Offer to Exchange, "Conditions of the Offer".

        Noranda also expressly reserves the right, (i) in its sole discretion, to terminate the Offer and not to accept for exchange any Common Shares not theretofore accepted for exchange upon the occurrence of any of the conditions specified in Section 5 of the Offer to Exchange, "Conditions of the Offer" or (ii) with the consent of Brascan pursuant to the Lock-Up Agreement, at any time or from time to time to amend the Offer in any respect, including increasing or decreasing the number of Common Shares Noranda may exchange.

9.     Return of Deposited Shares

        Any Deposited Shares not exchanged by Noranda will be returned at Noranda's expense promptly after the Expiry Time or termination of the Offer. Such Deposited Shares (and other relevant documents) will be forwarded by first class mail to the address specified in the Letter of Transmittal, unless the person who deposited the Common Shares instructs Noranda to hold the Common Shares for pick-up by checking the appropriate box in the Letter of Transmittal. If no address is specified therein, Common Shares will be forwarded to the address shown on the register maintained in respect of the Common Shares.

10.   Mail Service Interruption

        Notwithstanding the provisions of the Offer, the Circular and the Letter of Transmittal, certificates for New Preferred Shares, cheques in lieu of any fractional New Preferred Shares and certificates for any Common Shares to be returned will not be mailed if Noranda determines that delivery thereof by mail may be delayed. Persons entitled to certificates and/or cheques which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the Deposited Shares were delivered until such time as Noranda has determined that delivery by mail will no longer be delayed. Noranda will provide notice of any such determination not to mail under this Section 10 as soon as reasonably practicable after the making of such determination. The deposit of certificates and cheques with the Depositary in such circumstances shall constitute delivery to the persons entitled thereto.

11.   Liens

        Common Shares acquired pursuant to the Offer shall be acquired by Noranda free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom. The depositing Shareholder will be bound by a representation and warranty that such Shareholder has full power and authority to deposit, sell, assign and transfer the deposited Common Shares and that if the Deposited Shares are accepted for exchange by Noranda, Noranda will acquire good title thereto, free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom.

12.   Notice

        Except as otherwise provided in the Offer, any notice to be given by Noranda or the Depositary pursuant to the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered holders of Common Shares at their respective addresses as shown on the register maintained in respect of the Common Shares and, except as otherwise provided in the Offer, will be deemed to have been received on the first business day following the date of mailing. These provisions apply despite (i) any accidental omission to give notice to any one or more Shareholders, and (ii) any interruption of mail service in Canada or in the United States following mailing. In the event of any interruption of mail service following mailing, Noranda will use reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or in the United States are not open for the deposit of mail, any notice which Noranda or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is given to the TSX and the NYSE for dissemination and if it is published (i) once in the National Edition of The Globe and Mail, and (ii) once, if possible, in a daily newspaper of general circulation in the French language in the City of Montreal, provided that if the National Edition of The Globe and Mail is not being generally circulated, publication thereof will be made in The National Post.

        The Offer will be mailed to registered Shareholders or made in such other manner as is permitted by applicable regulatory authorities and will be furnished by Noranda to brokers, investment dealers, banks and similar person whose names, or the names of whose nominees, appear in the register maintained by or on behalf of Noranda in respect of the Common Shares or, if security position listings are available, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to the beneficial owners of Common Shares.

        Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the Toronto address listed for the Depositary on the Letter of Transmittal.

13.   Holding Company Alternative

        If a Shareholder holds Common Shares directly or indirectly through one or more Ontario holding companies incorporated after March 15, 2005, the Shareholder will have the option of completing a corporate reorganization with Noranda after the Expiry Time but prior to the exchange of Common Shares pursuant to the Offer. Under this "holding company alternative", Noranda will purchase all of the issued and outstanding shares of the Shareholder's Ontario holding company in exchange for the issuance by Noranda of the same number and proportion of New Preferred Shares and payments for fractional New Preferred Shares that would have been issued to or received by the Shareholder if it had participated in the Offer directly and Common Shares equal to the number of Common Shares held by the holding company less the number of Common Shares that would have been taken up if the Shareholder had tendered Common Shares directly. The holding company will become a wholly-owned subsidiary of Noranda after completion of the holding company alternative. Noranda intends to voluntarily dissolve or liquidate or amalgamate with all those holding companies under the OBCA following completion of the Offer and cancel all Common Shares formerly held by those holding companies.

        Choosing the holding company alternative will require a Shareholder to implement a complex corporate structure through which to hold Common Shares. The holding company alternative may have Canadian or U.S. federal income tax consequences for Shareholders that are not described in this document. If a Shareholder wishes to avail itself of the holding company alternative, the Shareholder should consult its own financial, tax and legal advisors.

        A Shareholder will be permitted to participate in the holding company alternative provided that all of the following terms and conditions are satisfied:

a.
The Shareholder advises Noranda c/o Noranda's Secretary at BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario, Canada M5J 2T3, 416-982-7111, not later than 5:00 p.m. (Toronto time) on April 21, 2005 in writing, that the Shareholder wishes to participate in the holding company alternative;

b.
The Shareholder holds or will hold Common Shares indirectly through a holding company that was incorporated under the OBCA after March 15, 2005 and was used solely in relation to the holding company alternative, has at all times since its incorporation been validly in existence and in good standing under the OBCA, and is a resident of Canada and a "taxable Canadian corporation" for the purposes of the Tax Act;

c.
The Shareholder and its holding company enter into a holding company participation agreement, as described below, with Noranda;

d.
If required by Noranda, the Shareholder provides Noranda with security satisfactory to Noranda in respect of its obligations under the holding company participation agreement;

e.
The Shareholder's holding company does not declare or pay dividends (except as agreed to by Noranda) or effect other distributions or redemptions, except that in the event that the holding company receives a dividend from Noranda, the holding company will declare and pay a dividend and/or redeem shares in the same amount and form immediately following the receipt of the dividend by the holding company and prior to the completion of the holding company alternative;

f.
The holding company participation agreement, together with any accompanying required documentation is completed, executed and returned to Noranda's Secretary at BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario, Canada M5J 2T3, 416-982-7111 not later than 5:00 p.m. (Toronto time) on the Expiry Date;

g.
If the Shareholder is not a resident of Canada within the meaning of the Tax Act, the Shareholder provides to Noranda, at the time the holding company alternative is completed, a certificate under section 116 of the

  Tax Act and any equivalent provision of provincial legislation, in form and substance satisfactory to Noranda, acting reasonably, or the Shareholder enters into arrangements satisfactory to Noranda, acting reasonably, if a section 116 certificate (or any equivalent provincial certificate) is not available at that time;

h.
Any exemptions requested from any applicable Canadian securities regulatory authority are obtained; and

i.
All other terms and conditions of the holding company alternative are satisfactory to Noranda, acting reasonably.

        Participating Shareholders must prepare, at their expense, all tax returns of the holding company in respect of all periods ending on or prior to the completion of the holding company alternative, and must not file the returns without the prior approval of Noranda of all the returns as to form and substance.

        The form of the holding company participation agreement referred to above contains representations and warranties, covenants and conditions that are customary for transactions of this nature, including representations and warranties that the Shareholder must make in respect of its holding company to the effect that:

a.
The holding company is a corporation duly incorporated and validly existing and in good standing under the OBCA;

b.
All of the issued and outstanding shares of the holding company are held directly by the participating Shareholder (or, in the case of a participating Shareholder that is an individual, another company all of the issued and outstanding shares of which are held directly by the participating Shareholder);

c.
Upon completion of the holding company alternative, Noranda will acquire the sole legal and beneficial ownership of all of the issued and outstanding shares of the holding company;

d.
The holding company has no material assets other than the Common Shares and has no liabilities whatsoever except as set out in the holding company participation agreement;

e.
Since incorporation, the sole activities of the holding company have been the acquisition and ownership of the Common Shares and other matters expressly contemplated by the holding company participation agreement;

f.
The holding company is not a party to nor bound or affected by any agreements, commitments or undertakings of any nature whatsoever other than the holding company participation agreement and except as agreed to by Noranda;

g.
In respect of tax matters, among other things, the holding company:

(i)
has duly and timely paid all taxes which are or have been due and payable by it;

(ii)
has duly and timely filed with the appropriate taxing or other governmental authority all tax returns required to be filed by it;

(iii)
is a "taxable Canadian corporation" for purposes of the Tax Act; and

h.
There are no suits, actions, litigation, or other proceedings in progress, pending or threatened against or relating to the holding company.

        The form of holding company participation agreement also provides for:

a.
The payment by the Shareholder of all costs and expenses incurred in connection with any transaction entered into under the holding company participation agreement;

b.
An indemnity in favour of Noranda and the holding company (and their respective directors and officers, employees, advisors and agents) from all actions, claims, demands, processes, proceedings, losses, damages, liabilities, deficiencies, taxes, costs and expenses suffered or incurred by Noranda and the holding company (and their respective directors and officers, employees, advisors and agents), in connection with the holding company alternative as a result of:

(i)
any breach by the participating Shareholder or the vendor of any representation, warranty, obligation or covenant of the Shareholder or the vendor to Noranda;

  (ii)
  any liability sustained, incurred, assumed or acquired by the holding company on or before the completion of the holding company alternative; or

  (iii)
  any liability that would not have been sustained, suffered or incurred by Noranda or the holding company (or their respective directors and officers, employees, advisors and agents) but for the completion of the holding company alternative and the transactions contemplated in the holding company participation agreement; and

c.
A release of Noranda (and its successors, assigns, parent companies, subsidiaries, affiliated companies, and all of the present and former directors, officers, employees, advisors and agents of Noranda) from all liabilities suffered or incurred as a result of certain information provided by any of them to a participating Shareholder in connection with the holding company alternative.

d.
Each participating Shareholder or vendor, as applicable, that is a resident of Canada for purposes of the Tax Act (other than any such Shareholder or vendor that is exempt from tax under Part I of the Tax Act) may request that Noranda make, in which case Noranda agrees to make, joint elections with the Shareholder or vendor under subsection 85(1) of the Tax Act and section 518 et seq. of the Taxation Act (Québec) if the Taxation Act (Québec) is applicable in respect of the transfer of the shares of the holding company to Noranda at elected amounts selected by the Shareholder or vendor, subject to the provisions respectively of subsection 85(1) of the Tax Act and section 518 et seq. of the Taxation Act (Québec) of the Taxation Act (Québec) is applicable. Noranda shall have no liability whatsoever for the proper completion of or timely filing of such election forms which shall be prepared at the expense of and by the Shareholder or vendor. Noranda agrees to sign properly completed forms and return them to the Shareholder or vendor within 60 days of receipt.

        A valid deposit of holding company shares will constitute an acceptance of the Offer.

        The procedure under Section 3 of the Offer to Exchange, "Procedure for Depositing Common Shares", cannot be used to deposit shares of a holding company under the "holding company alternative".

14.   Other Terms of the Offer

  A.
  The Offer and all contracts resulting from acceptance hereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

  B.
  No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of Noranda other than as contained herein or in the accompanying Circular, and if any such information or representation is given or made, it must not be relied upon as having been authorized by Noranda.

  C.
  The provisions of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

  D.
  Noranda, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer and the validity of any acceptance of the Offer and the validity of any withdrawals of Common Shares.

  E.
  The Offer is not being made to nor will deposits be accepted from or on behalf of Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Noranda may, in its sole discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

        The Offer and Circular constitute the issuer bid circular required under Canadian securities legislation with respect to the Offer.

Dated: March 24, 2005.

NORANDA INC.
(Signed) Derek G. Pannell President and Chief Executive Officer

CIRCULAR

        The Circular is supplied by Noranda with respect to the accompanying Offer to Exchange. The terms and provisions of the Offer to Exchange are incorporated into and form part of the Circular and Shareholders should refer to the Offer to Exchange for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Annex "A" (Information Concerning Noranda), Annex "B" (Pro Forma Consolidated Financial Statements) and Annex "C" (Terms of New Preferred Shares) also form a part of the Circular. Capitalized words and terms used in the Circular but not defined herein will have the meanings given to them in the Offer to Exchange under the heading "Glossary".

1.     Noranda

        Noranda is a reporting issuer or the equivalent in all provinces and territories of Canada and files its continuous disclosure documents with the Canadian securities regulatory authorities and the SEC. Such documents are available at www.sedar.com and at www.sec.gov, respectively. Noranda is an Ontario, Canada, corporation with its registered and head office located at BCE Place, 181 Bay Street, Suite 200, Toronto, ON M5H 2T3, Canada.

        Further information concerning Noranda is attached as Annex "A" to the Circular.

2.     Background to the Offer

Background

        In February, 2004, Brascan, the owner of approximately 41% of Common Shares, indicated to the Board of Directors that, although Noranda had been a long standing investment, it no longer fit within the parameters of Brascan's stated business model. As Brascan and Noranda had previously received a number of expressions of interest for the acquisition of Brascan's ownership interest in Noranda, assets of Noranda or Noranda as a whole, and with the perceived continuing strength in base metals prices and a world-wide trend of consolidation in the base metals sector, the Board of Directors convened a meeting to consider Noranda's strategic options.

        On February 16, 2004, the Board of Directors established a special committee (the "Special Committee"), comprised of all directors except management directors, David W. Kerr and Derek G. Pannell. The mandate of the Special Committee was to consider Noranda's strategic alternatives. CIBC World Markets Inc. was retained to provide financial advice to Noranda and the Special Committee.

        Noranda also established an independent committee (the "Noranda Independent Committee"), comprised of A.L. Flood, Frank McKenna (until March 1, 2005), Maureen Kempston Darkes, James McCutcheon, Norman Gish and André Berard, all of whom are independent of Brascan and Noranda management. The mandate of the Noranda Independent Committee was to review matters where the interests of Brascan and Noranda were divergent.

        The Board of Directors determined to engage in discussions with several parties that had expressed interest in acquiring Noranda as well as others who were considered by the Board of Directors to be potential strategic investors. Noranda and Brascan agreed that Noranda would establish a process for reviewing and considering a potential transaction. Brascan agreed that, for a fixed period of time, Brascan would not, without Noranda's consent, sell its interest in Noranda except in a transaction in which all shareholders of Noranda could participate or in a public secondary distribution of its interest. Noranda agreed to establish a data room and to make available information to selected prospective acquirors who signed confidentiality agreements.

        On June 16, 2004, Noranda announced that it had commenced a review of various means of maximizing shareholder value and that the Special Committee had been established to oversee a review of the expressions of interest that had been received. Over the course of June, July and August 2004, Noranda and its advisors negotiated with a number of parties respecting their interest in acquiring Noranda.

        On September 24, 2004, Noranda announced that it had entered into exclusive negotiations with China Minmetals Corporation ("Minmetals") concerning a preliminary non-binding proposal from Minmetals to acquire 100% of Noranda. The preliminary proposal, which reflected a small premium to the trading level of the Common Shares at that time, was conditional on government approvals, successful completion of due diligence and negotiation of definitive agreements and financing arrangements. During the period from September 24 to November 16, 2004, negotiations and discussions took place between Noranda, Brascan and Minmetals with the intention of proceeding to a definitive transaction. The formal period of exclusivity granted to Minmetals expired on November 6, 2004. On November 16, 2004, Noranda announced that the period for exclusive discussions with Minmetals had expired and that discussions were continuing on a non-exclusive basis. In determining not to extend the period of exclusivity with Minmetals, the Special Committee took into account the time that had elapsed since exclusivity was granted, the positive environment for metal prices and the continued strong operational performance of Noranda.

        Subsequent to November 16, 2004, in addition to having discussions with other parties interested in acquiring Noranda, the Special Committee reviewed a number of alternative courses of action respecting a reorganization of Noranda. During December 2004 and January 2005, Noranda management, the Company's advisors and Brascan exchanged ideas respecting a possible transaction which would reduce Brascan's interest in Noranda and result in the merger of Noranda and Falconbridge. Because of the potential separate interests of Brascan and management of Noranda in respect of the possible transaction, the Noranda Independent Committee was asked to give separate consideration to the possible transaction. The Noranda Independent Committee retained Borden Ladner Gervais LLP as its independent legal counsel and received advice from Noranda's financial advisors, CIBC World Markets. In January, February and early March, 2005, the Noranda Independent Committee considered, with Noranda management and its financial and legal advisors, the terms of the Offer, the Falconbridge Offer, and in particular, the attributes of the New Preferred Shares. Discussions were had with Brascan as to the terms of the New Preferred Shares and the basis upon which Brascan would agree to tender to the Offer. As well, during this period, the Noranda Independent Committee considered, with Noranda management and its financial and legal advisors, the terms of the possible offer for the Falconbridge Shares not already owned by Noranda or its affiliates and the basis upon which Falconbridge might agree to support such an offer.

        On January 20, 2005, management of Noranda was instructed by the Board of Directors to approach the Falconbridge board of directors with a view to securing its support for an offer by Noranda to purchase the Falconbridge Shares not owned by Noranda. The Falconbridge board of directors met on February 1, 2005 and mandated its independent committee (the "Falconbridge Special Committee"), comprised of Falconbridge directors independent of Noranda, Brascan and Falconbridge management, to consider the basis upon which it might support an offer by Noranda for the Falconbridge Shares not owned by Noranda. The Falconbridge Independent Committee retained Goodmans LLP as its independent legal counsel and TD Securities and Richard H. McCoy as its independent financial advisors.

        The Falconbridge Independent Committee met on a number of occasions and reviewed the terms of the proposed offer by Noranda, negotiated certain aspects of the proposal, received a formal opinion from TD Securities as to the fair market value of the Falconbridge Shares and the Common Shares issuable by Noranda under the Falconbridge Offer, and received TD Securities' opinion as to the fairness from a financial point of view of the consideration to be received by minority Falconbridge shareholders under the Falconbridge Offer (collectively, the "TD Securities Opinion"). Based upon the foregoing, among other considerations, the Falconbridge Independent Committee unanimously determined to recommend that the board of directors of Falconbridge recommend that holders of Falconbridge Shares tender to the Falconbridge Offer. On March 8, 2005, the Falconbridge board of directors (with representatives of Brascan, Noranda and Falconbridge management abstaining) resolved to do so.

        On March 7, 2005, the Noranda Independent Committee resolved unanimously to recommend to the Board of Directors the Offer and the Falconbridge Offer and the Board of Directors (with representatives of Brascan and Noranda management abstaining) resolved to proceed with the Offer and the Falconbridge Offer, subject to Brascan agreeing to the Lock-Up Agreement and Falconbridge agreeing to the Support Agreement. On March 8, 2005, Brascan and Noranda entered into the Lock-Up Agreement and Noranda and Falconbridge entered into the Support Agreement. See Section 12 for a description of the Lock-Up Agreement and see
"— Support Agreement with Falconbridge" below for a description of the Support Agreement.

  Falconbridge Offer

        On March 9, 2005, in addition to announcing the Offer, Noranda also announced that it intended to make the Falconbridge Offer to acquire all of the outstanding Falconbridge Shares not owned by Noranda or any of its affiliates in exchange for Common Shares on the basis of 1.77 Common Shares for each Falconbridge Share. The consideration to be offered pursuant to the Falconbridge Offer represents a premium of approximately 15% for the Falconbridge Shares based on the volume-weighted average trading prices of Common Shares and Falconbridge Shares for the 20 trading days ended March 7, 2005.

        On March 9, 2005, Noranda announced the Offer. Also on that date, Noranda announced that it had entered into discussions with Minmetals regarding a strategic alliance which may involve commercial arrangements regarding the offtake from certain development projects, assistance with procurement and supply of equipment and other products and services in regard to certain greenfield projects, joint exploration initiatives in China and other matters.

        The Falconbridge Offer is conditional upon, among other things, the Minimum Tender Condition being met and Common Shares being taken up under the Offer (the "Issuer Bid Condition"). Following the bid, Noranda intends to undertake a transaction to acquire any remaining Falconbridge Shares not owned by it or its affiliates.

        In addition to the Minimum Tender Condition and the Issuer Bid Condition, the Falconbridge Offer is subject to a number of customary conditions including the condition that there shall not have been a change which would have a material adverse effect on Falconbridge. Noranda may waive any conditions of the Falconbridge Offer other than the Minimum Tender Condition, which may only be waived with the consent of Falconbridge.

        The Offer is not conditional on the successful completion of the Falconbridge Offer.

        Noranda believes that the combination of Falconbridge and Noranda will create one of North America's largest base metals companies with good growth prospects. On a book value basis, the assets of the combined company will be approximately $12 billion. Noranda believes the combination of the two companies represents a major strategic opportunity for Noranda, in that it:

  (a)
  resolves Noranda's ownership of Falconbridge, which has been operationally integrated with Noranda for several years;

  (b)
  increases the size, diversification and critical mass of Noranda, which should facilitate Noranda's ability to advance new growth initiatives and reduce the concentration risk of any one project or operation;

  (c)
  after giving the effect to the Offer and the Falconbridge Offer, creates a widely held public company with a greater market capitalization and increased trading liquidity; and

  (d)
  gives Noranda access to 100% of the cash flow of the combined companies, which should provide Noranda with greater financial flexibility and improved access to credit.

  Support Agreement with Falconbridge

        Noranda and Falconbridge entered into the Support Agreement pursuant to which Noranda agreed to make the Falconbridge Offer and, subject to the satisfaction of certain conditions, pursuant to which Noranda agreed to take up the Falconbridge Shares. A copy of the Support Agreement is available at www.sedar.com. The following is a summary of certain of the provisions of the Support Agreement.

        Noranda has agreed to coordinate the Offer and the Falconbridge Offer such that the Falconbridge Offer will expire at least five days after Noranda takes up Common Shares under the Offer. Noranda has committed to extend the Falconbridge Offer for a minimum of 30 days in the event that Noranda waives (i) the condition in the Offer that Brascan will have deposited and not withdrawn 63,377,140 Common Shares to the Offer or (ii) the Issuer Bid condition. Noranda has also agreed that it may not waive the Minimum Tender Condition without the consent of Falconbridge.

        Each of Falconbridge and Noranda have made certain representations and warranties to the other. Falconbridge has agreed that until the Falconbridge Shares are taken up by Noranda, Falconbridge will conduct its business in the ordinary and regular course. Each of Noranda and Falconbridge has agreed to use its reasonable best efforts to take or cause to be taken all appropriate action or to do or cause to be done all things necessary to consummate and make effective the transactions contemplated in the Support Agreement.

        Noranda has covenanted in the Support Agreement that, assuming completion of the Falconbridge Offer, it will take necessary action to ensure that the Board of Directors is comprised of Alex Balogh, André Bérard, Jack L. Cockwell, Maureen Kempston Darkes, Bruce Flatt, A.L. (Al) Flood, Norman Gish, Robert J. Harding, David W. Kerr, Edmund King, Neville Kirchmann, James W. McCutcheon, Mary Mogford, George Myhal, Derek G. Pannell, David Race and James Wallace.

        The Support Agreement may be terminated by either Noranda or Falconbridge if a court of competent jurisdiction or other governmental body has issued an order or taken similar action restraining the Falconbridge Offer in certain circumstances.

        Falconbridge may terminate the Support Agreement if, among other things,: (i) the Falconbridge Offer has not been made within the time period provided in the Support Agreement; (ii) the Falconbridge Offer does not conform in all material respects with the description of the offer in the Support Agreement; (iii) Noranda has not become legally obligated to accept and take up the Falconbridge Shares on or prior to May 31, 2005 subject to any extension contemplated in the Support Agreement; (iv) the Falconbridge Offer has been terminated, withdrawn or expired; (v) there has been a material breach of the representations and warranties on the part of Noranda in the Support Agreement; or (vi) there has been a material breach by Noranda of its covenants contained in the Support Agreement and Noranda has failed to remedy the breach within five business days of notice of the breach.

        Noranda may terminate the Support Agreement if, among other things: (i) Noranda determines, acting reasonably, prior to May 31, 2005 that any condition to the Falconbridge Offer will not be satisfied or waived prior to such date; (ii) any condition to the Falconbridge Offer has not been satisfied or waived on expiry of the Falconbridge Offer; (iii) there has been a material breach of the representations and warranties on the part of Falconbridge in the Support Agreement; (iv) there has been a material breach by Falconbridge of its covenants contained in the Support Agreement and Falconbridge has failed to remedy the breach within five business days of notice of the breach; or (v) the board of directors of Falconbridge has withdrawn or modified (in a manner determined by Noranda to be adverse to Noranda) its approval or recommendation of the Falconbridge Offer, the Support Agreement or the contemplated transactions.

3.     Purpose of the Offer

        Among the factors taken into account by the Independent Committee and Board of Directors in arriving at the decision to proceed with the Offer were the following reasons:

(a)
all holders of Common Shares are entitled to participate in the Offer;

(b)
the issuance by Noranda of New Preferred Shares should provide the remaining Shareholders with enhanced returns from the current strong commodity cycle;

(c)
the terms of New Preferred Shares provide Noranda with flexibility with respect to its payment options;

(d)
Noranda will have the ability to redeem or refinance the New Preferred Shares, whether or not the Falconbridge Offer is successful, through operating cash flow, assets available for sale, access to capital markets or other means;

(e)
the successful completion of the Offer and of the Falconbridge Offer will result in Noranda having access to 100% of the consolidated cash flow of the combined companies, which will provide it with greater financial flexibility and improved access to credit;

(f)
the successful completion of the Offer and the Falconbridge Offer will result in Noranda having a greater market capitalization, approximately $7.5 billion compared to approximately $3.3 billion, which should improve its ability to finance its activities;

(g)
the successful completion of the Offer and the Falconbridge Offer will increase the public trading float of Noranda by more than 50%, which should attract a greater institutional investor base; and

(h)
the successful completion of the Offer and the Falconbridge Offer should provide enhanced flexibility to carry out exploration and business development programs from an operational and financial standpoint.

        Neither Noranda nor the Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Common Shares under the Offer. In their deliberations, the Independent Committee and Board of Directors considered, among other factors, Noranda's strategic alternatives, the interests of Shareholders, the terms and conditions of the New Preferred Shares, Noranda's financial condition and its historical results of operations and recent and historical trading levels for the Common Shares and the risk of proceeding with the Offer in the event that the Falconbridge Offer does not proceed. Shareholders are urged to evaluate carefully all information in the Offer including the risks set out in "Risk Factors" in Annex "A" to the Circular, and to consult their own investment, tax and legal advisors and make their own decisions whether to deposit Common Shares to the Offer and, if so, what number of Common Shares to deposit.

4.     Source of Offered Consideration

        Noranda will issue New Preferred Shares to Shareholders who tender their Common Shares under the Offer. Fractional New Preferred Shares will not be issued. Cash will be paid to Common Shareholders only in lieu of any fractional New Preferred Share payable to a Common Shareholder under the Offer in an amount equal to such fractional New Preferred Shares multiplied by $25. Noranda has the necessary funds to make all cash payments to be made to Shareholders under the Offer.

5.     The New Preferred Shares

        A summary of the New Preferred Shares is attached to the Circular as Annex "C".

6.     Previous Purchases and Sales

        Noranda has not completed any purchases or sales of its securities during the twelve months preceding the date of the Offer other than sales pursuant to the exercise of employee stock options or issuances of Common Shares pursuant to its dividend reinvestment plan.

7.     Dividend Policy

        Noranda has a policy of paying quarterly dividends on the outstanding Common Shares. This policy is reviewed from time to time based upon and subject to Noranda's earnings, financial requirements and general economic circumstances. The annual dividend rate on the Common Shares was reduced by the Board of Directors from Cdn$0.80 per Common Share to Cdn$0.48 per Common Share, effective July 1, 2003. Any determination to declare a dividend on the Common Shares will be made by the Board of Directors in its sole discretion.

8.     Ownership of Securities

        This following table indicates, as at March 21, 2005, the number of outstanding securities of Noranda beneficially owned, directly or indirectly, or over which control or direction is exercised by each director and senior officer of Noranda and, to the knowledge of Noranda, after reasonable enquiry, by all of their respective associates.

Name	Position with Noranda	Common Shares	Preferred Shares	Options
Alex George Balogh	Director	5,275	—	83,500
André Bérard	Director	1,250	—	5,000
Jack L. Cockwell	Director	48,000	—	—
J. Trevor Eyton	Director	2,500	—	—
J. Bruce Flatt	Director	5,000	—	—
A. L. Flood	Director	4,292	—	5,000
Norman R. Gish	Director	1,000	—	5,000

Robert J. Harding	Director	1,500	—	—
V. Maureen Kempston Darkes	Director	200	—	5,000
David W. Kerr	Director	265,215	—	753,800
James W. McCutcheon	Director	1,000	—	5,000
George E. Myhal	Director	1,500	—	—
Derek G. Pannell	Director, President and CEO	142,570	—	738,850
Michael Agnew	Vice-President, Technology	3,542	—	90,750
Brian E. Barr	Senior Vice-President Special Projects and Executive Chairman of American Racing Equipment	—	—	85,000
William H. Brooks	President, Noranda Aluminum Inc.	279,650	—	310,650
Richard Lee Burdett	Vice-President, Information Systems and Chief Information Officer	415	—	35,700
Denis Couture	Vice-President, Investor Relations, Communications and Public Affairs	5,000	—	100,750
Steven Douglas	Executive Vice-President and Chief Financial Officer	—	—	239,000
John Michael Doyle	Vice-President, Taxation	—	—	24,500
Claude Ferron	President, Canadian Copper and Recycling	200	—	45,100
Michael R. Frilegh	Vice-President, Treasurer	914	—	118,200
André Joron	Vice-President, Human Resources	1,277	—	36,850
Peter G. Kukielski	Chief Operating Officer	3,952	—	202,500
Edward H. Laks	Vice-President, Performance/Six Sigma	2,987.5	—	37,300
Ian W. Pearce	Senior Vice-President, Project and Engineering	1,400	—	44,500
Fernando E. Porcile	President, South American Copper Business Unit	—	—	60,725
Katherine Rethy	Senior Vice-President, Information Services, Procurement, Logistics, Enterprise Risk Management and Facilities	5,952	—	135,850
Martin G. Schady	Senior Vice-President, Business Development	22,447	—	198,450
Paul W. Severin	Senior Vice-President, Exploration	300	—	42,000
Robert Sippel	President, Zinc and Magnesium	4,180.7	—	217,650
Jeffery A. Snow	Senior Vice-President and General Counsel	—	—	52,000
Robert G. Telewiak	Vice-President, Environment, Health & Safety	—	—	20,000
Stephen K. Young	Corporate Secretary	—	—	7,000

        As of March 21, 2005, the partners and associates of McCarthy Tétrault LLP and Fried, Frank, Harris, Shriver & Jacobson LLP, Canadian and U.S. counsel, respectively, to Noranda, beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

9.     Acceptance of the Offer

        The Board of Directors has made inquiries of each person named under Section 8 of the Circular, "Ownership of Securities", and, to the knowledge of Noranda, only Brascan, Jack L. Cockwell, Richard Lee Burdett, André Jaron and Robert G. Telewiak indicated an intention to accept the Offer.

10.   Commitments to Acquire Securities

        Except as set forth in the Offer, Noranda has no commitments to purchase Common Shares or other equity securities of Noranda other than pursuant to the Offer. To the knowledge of Noranda, after reasonable inquiry, no person named under Section 8 of the Circular, "Ownership of Securities", has any commitment to purchase equity securities of the Company.

11.   Benefits from the Offer

        Except as set forth below, no person named under Section 8 of the Circular, "Ownership of Securities", will receive any direct or indirect benefit from the consummation of the Offer or from accepting or refusing to accept the Offer, other than the consideration available to any Shareholder who participates in the Offer.

        In August 2004, in light of Noranda's announced intention to review various means of maximizing shareholder value and the need to retain the services of certain key executives to ensure the continued efficient leadership of the organization during that period, Noranda set aside $10 million to be paid to management as performance bonuses ("Performance Bonuses") for key executives who remain with Noranda and contribute throughout this process. Once the process is completed, and at the discretion of the Board of Directors, the Performance Bonuses will be payable to certain senior officers.

12.   Contracts, Arrangements or Understandings with Securityholders

        Noranda entered into the Lock-up Agreement with Brascan pursuant to which, subject to the satisfaction of certain conditions, Noranda agreed to make the Offer and Brascan agreed to deposit or cause to be deposited all of the Common Shares owned by it or any of its wholly-owned subsidiaries. As at the date of the Offer and Circular, Brascan owned, directly or indirectly, 122,597,952 Common Shares, or approximately 41% of the outstanding Common Shares. Brascan has agreed to vote in favour of any resolution of Noranda in order to give effect to the Offer.

        Brascan is not obliged to deposit its Common Shares in favour of the Offer (or, if deposited, may withdraw such shares) in the event it receives a bona fide arm's length third party offer to acquire its Common Shares or an acquisition proposal in respect of Noranda or any material subsidiary of Noranda arises, in either case that the board of directors of Brascan, in its sole discretion, considers more favourable than the Offer. Brascan may satisfy its obligation under this agreement by participating in the "holding company alternative" described in Section 13 of the Offer to Exchange, "Holding Company Alternative".

        Noranda also entered into the Registration Rights Agreement with Brascan. Under the Registration Rights Agreement Brascan may request that Noranda register or qualify for distribution by prospectus all or a portion of its Common Shares or other securities it holds that are convertible or exchangeable into Common Shares ("Registrable Shares") in Canada, or provided Noranda is eligible to use the United States Multijurisdictional Disclosure System, in the United States, in each case, at Brascan's expense and subject to certain customary terms and conditions. In addition, Brascan may request that Noranda register or qualify for distribution by prospectus all or a portion of its Registrable Shares on a piggyback basis in the event that Noranda intends to effect a registration or qualify for distribution by prospectus any Noranda securities, subject to certain customary terms and conditions. The registration rights do not take effect until completion of the Offer.

        There are no contracts, agreements or understandings, formal or informal between Noranda and any securityholder, director or officer of Noranda in relation to the Offer or any person or company with respect to any securities of Noranda in relation to the Offer other than the Lock-up Agreement and the Registration Rights Agreement.

13.   Certain Legal Matters; Regulatory Approvals

        Noranda is not aware of any license or regulatory permit that is material to Noranda's business that might be adversely affected by Noranda's exchange of Common Shares for New Preferred Shares pursuant to the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency in any jurisdiction, that would be required for the exchange of Common Shares for New Preferred Shares by Noranda pursuant to the Offer and that has not been obtained on or before the date hereof. Should any such approval or other action be required, Noranda currently contemplates that such approval or other action will be sought. Noranda cannot predict whether it may determine that it must delay the acceptance for exchange of Common Shares deposited pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to Noranda's business. Noranda's obligations under the Offer to accept for exchange and exchange Common Shares are subject to certain conditions. See Section 5 of the Offer to Exchange, "Conditions of the Offer".

14.   Valuations

  Valuation Exemption and Liquidity of Market

        As at March 21, 2005, Noranda had issued and outstanding 297,323,034 Common Shares, of which 173,913,763 comprise the "public float", which excludes Common Shares owned by "related parties" of Noranda under applicable Canadian securities laws. For the purpose of the Offer, "related parties" are the directors and officers of Noranda, as well as Brascan which, at the relevant time, held more than 10% of the Common Shares. The maximum number of Common Shares that Noranda is offering to purchase pursuant to the Offer represents approximately 21% of the Common Shares outstanding on that date. If Noranda purchases 63,377,140 Common Shares pursuant to the Offer (the maximum number of Common Shares that may be purchased pursuant to the Offer), the "public float" is expected to be comprised of 136,842,444 Common Shares, assuming that all Shareholders deposit their Common Shares pursuant to the Offer and there is pro-ration of the Common Shares tendered.

        Noranda is relying on the "liquid market exemption" specified in Rule 61-501 and Policy Q-27 and discretionary exemptive relief orders in certain other provinces from the requirement to obtain a formal valuation applicable to the Offer.

        Accordingly, the valuation requirements of securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer or, it is anticipated, shall have been waived by such regulatory authorities prior to the Expiry Date.

        Noranda has determined that there is a liquid market in the Common Shares because:

  (a)
  there is a published market for the Common Shares, namely the TSX;

  (b)
  during the 12-month period before March 9, 2005 (the date the Offer was announced):

  (i)
  the number of issued and outstanding Common Shares was at all times at least 5,000,000, excluding Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by related parties and Common Shares that were not freely tradeable;

  (ii)
  the aggregate trading volume of the Common Shares on the TSX was at least 1,000,000 Common Shares;

  (iii)
  there were at least 1,000 trades in Common Shares on the TSX;

  (iv)
  the aggregate trading value of the trades in Common Shares was at least Cdn.$15,000,000; and

  (c)
  the market value of the Common Shares on the TSX, as determined in accordance with applicable rules, was at least Cdn.$75,000,000 for February 2005, being the calendar month preceding the calendar month in which the Offer was announced.

        The Board of Directors considered the anticipated effect of the Offer on the liquidity of the market for beneficial owners of Common Shares who do not deposit Common Shares under the Offer and, in doing so, considered the following factors:

  (a)
  the extent by which the trading volume, number of trades and aggregate trading value of the Common Shares during the 12-month period preceding the announcement of the Offer, the size of the public float of the Common Shares, and the market value of Common Shares exceed the minimum "liquid market" requirements specified in both Rule 61-501 and Policy Q-27;

  (b)
  the number of Common Shares to be acquired under the Offer in relation to the public float, the trading volumes of, and the number of trades in, the Common Shares on the TSX, the value of trades on the TSX, and the market value of the Common Shares in the 12 months preceding the announcement of the Offer; and

  (c)
  the effect that the exchange of Common Shares by Noranda pursuant to the Offer would have on the aggregate shareholdings of all directors and officers of Noranda and Brascan (the only holder of 10% or more of the Common Shares).

        The Board of Directors determined, based upon the foregoing and upon the advice of its financial advisors, CIBC World Markets Inc., that it is reasonable to conclude that, following the completion of the Offer, there will be a market for beneficial owners of the Common Shares who do not deposit Common Shares under the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer.

  Prior Valuations

        Noranda is not aware of any "prior valuations", as defined in Rule 61-501 and Policy Q-27, of Noranda or of its material assets or securities within the 24-month period preceding March 24, 2005. In connection with the Falconbridge Offer, TD Securities prepared the TD Securities Opinion. The TD Securities Opinion is included as an annex to the take-over bid circular of Noranda dated March 24, 2005 relating to the Falconbridge Offer, a copy of which has been filed with securities regulatory authorities in Canada and is available at www.sedar.com.

15.   Certain Canadian Federal Income Tax Considerations

General

        In the opinion of McCarthy Tétrault LLP, Canadian counsel to Noranda, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations generally applicable to Shareholders who exchange their Common Shares for New Preferred Shares pursuant to the Offer and who, for purposes of the Tax Act and at all relevant times (i) hold the Common Shares and will hold the New Preferred Shares as capital property, and (ii) deal at arm's length and are not affiliated with Noranda. Common Shares will generally be considered capital property to a Shareholder provided that the Shareholder does not hold the Common Shares in the course of carrying on a business of buying and selling securities and has not acquired the Common Shares in a transaction considered to be an adventure in the nature of trade. Shareholders meeting all such requirements are referred to as "Holder" or "Holders" herein, and this summary only addresses such Holders. Persons holding options or other rights to acquire Common Shares are not addressed, and all such persons should consult their own tax advisors in this regard. In addition, this summary is not applicable to a Holder that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules), a "specified financial institution" as defined in the Tax Act or a Holder an interest in which is a "tax shelter investment" for purposes of the Tax Act, and does not address other special situations, including those of traders or dealers or the tax consequences of participating in the holding company alternative as described under Section 13 of the Offer to Exchange, "Holding Company Alternative".

        This summary is based on the facts as set out in the Offer and Circular, the provisions of the Tax Act and regulations thereunder (the "Regulations") in force as at the date hereof, all proposed amendments to the

Tax Act or the Regulations publicly announced by the Minister of Finance (Canada) before the date hereof and counsel's understanding of the current published administrative and assessing practice of the Canada Revenue Agency ("CRA"). No assurance can be given that any proposed amendments to the Tax Act or Regulations will be enacted or promulgated in the form proposed, or at all. This summary does not otherwise take into account or anticipate changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

        This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to Holders in all circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, all Holders should consult their own independent tax advisors for advice with respect to the income tax consequences applicable to them having regard to their own particular circumstances. The discussion below is qualified accordingly.

        For the purposes of the Tax Act, all amounts must be expressed in Canadian dollars, including dividends, adjusted cost base and proceeds of disposition. Amounts denominated in U.S. dollars must be converted into Canadian dollars based on the prevailing U.S. dollar exchange rate generally at the time such amounts arise.

Holders Resident in Canada

        In addition to the comments set out under the heading "General", this portion of the summary is applicable only to Holders who are resident or deemed to be resident solely in Canada for purposes of the Tax Act (a "Resident Holder" or "Resident Holders").

        Certain Resident Holders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares and every "Canadian security" (as defined in the Tax Act) owned by such Resident Holders in the taxation year of the election and in all subsequent taxation years deemed to be a capital property.

Resident Holders Accepting the Offer

        A Resident Holder who exchanges Common Shares for New Preferred Shares pursuant to the Offer will not be considered to have received a dividend and will not be considered to have disposed of such Common Shares. Such Resident Holder will also be deemed to acquire the New Preferred Shares received in exchange at an aggregate cost equal to the adjusted cost base to such Resident Holder of the exchanged Common Shares and must allocate such cost among the Series 1 Shares, Series 2 Shares and Series 3 Shares proportionately (or if the Junior Preference Shares have not been created prior to the Expiry Time, among the Series J Shares, Series K Shares and Series L Shares) based on their respective fair market values at such time.

        Under the current administrative and assessing practice of the CRA, a Resident Holder who receives cash in an amount that does not exceed Cdn.$200 in lieu of a fraction of a New Preferred Share pursuant to the Offer may ignore the computation of any gain or loss on the disposition of the fractional share and reduce the adjusted cost base of the New Preferred Shares received on the exchange by the amount of such cash. A Resident Holder may alternatively include the capital gain or loss arising on the disposition of the fractional share in the computation of the Resident Holder's income. See "Disposition of New Preferred Shares" below.

        In the event that Series J Shares, Series K Shares and Series L Shares are received pursuant to the Offer, the conversion of such shares into Series 1 Shares, Series 2 Shares and Series 3 Shares, respectively, will be deemed not to be a disposition and accordingly will not give rise to any capital gain or capital loss. The cost to a Resident Holder of the Series J Shares, Series K Shares and Series L Shares received on the conversion will be deemed to be equal to the Resident Holder's adjusted cost base of the Series 1 Shares, Series 2 Shares and Series 3 Shares, respectively, immediately before the conversion.

Dividends on New Preferred Shares

        In the case of a Resident Holder who is an individual (other than certain trusts), dividends received or deemed to be received on New Preferred Shares will be included in computing the Resident Holder's income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a taxable Canadian corporation. In the case of a Resident Holder who is a corporation, dividends received or deemed to be received will be included in income and normally will also be deductible in computing its taxable income. The New Preferred Shares will be "short-term preferred shares" and "taxable preferred shares" (each as defined in the Tax Act) so that corporate Resident Holders will not be subject to tax under Part IV.1 of the Tax Act on dividends paid (or deemed to be paid) on the New Preferred Shares. A Resident Holder that is a "private corporation" or a "subject corporation" (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on New Preferred Shares to the extent such dividends are deductible in computing such corporation's taxable income.

Disposition of New Preferred Shares

        A Resident Holder who disposes of or is deemed to dispose of the New Preferred Shares (either on redemption of the shares or otherwise, but not on a conversion) will generally realize a capital gain (or sustain a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the Resident Holder. The amount of any deemed dividend arising on the redemption or purchase for cancellation by Noranda of New Preferred Shares will not be included in computing the proceeds of disposition to a Resident Holder for purposes of computing the capital gain or capital loss arising on the disposition of the New Preferred Shares. See "Redemption of New Preferred Shares" below.

        Generally, one-half of any such capital gain will be included in computing the Resident Holder's income as a taxable capital gain and one-half of any such capital loss may be deducted from the Resident Holder's taxable capital gains in accordance with the rules contained in the Tax Act. Any such capital gain realized by an individual (including most trusts) may give rise to a liability for alternative minimum tax. Any such capital loss may, in certain circumstances, be reduced by the amount of any dividends previously received or deemed to have been received on such shares to the extent and in the circumstances described in the Tax Act. Taxable capital gains of a Canadian-controlled private corporation (as defined in the Tax Act) may be subject to an additional refundable tax at a rate of 6 2/3%.

Redemption of New Preferred Shares

        If Noranda redeems New Preferred Shares for cash or otherwise acquires New Preferred Shares other than by a purchase in the manner in which shares are normally purchased by a member of the public in the open market, a Resident Holder will be deemed to have received a dividend equal to the amount, if any, paid by Noranda in excess of the paid-up capital of such shares at such time. The difference between the amount paid and the amount of the deemed dividend will be treated as proceeds of disposition for the purposes of computing the capital gain or capital loss arising on the disposition of such shares. See "Disposition of New Preferred Shares" above. In the case of a Resident Holder who is a corporation, it is possible that in certain circumstances all or part of the amount so deemed to be a dividend may be treated as proceeds of disposition and not as a dividend. In view of the possible deemed dividend treatment, Resident Holders should consult their own advisors regarding the advisability of selling their New Preferred Shares prior to a redemption or other acquisition by Noranda.

Conversion of New Preferred Shares

        The conversion of New Preferred Shares into Common Shares will be deemed not to be a disposition of property and accordingly will not give rise to any capital gain or capital loss. The cost to a Resident Holder of Common Shares received on the conversion will be deemed to be equal to the Resident Holder's adjusted cost base of the New Preferred Shares immediately before the conversion.

Holders Not Resident in Canada

        In addition to the comments set out under the heading "General", this portion of the summary is applicable to Holders who, at all relevant times for purposes of the Tax Act, have not been and are not resident in Canada or deemed to be resident in Canada and do not use or hold and are not deemed to use or hold their Common Shares in carrying on a business in Canada Holders meeting all such requirements are hereinafter referred to as

"Non-Resident Holder" or "Non-Resident Holders", and this part of the summary only addresses such Non-Resident Holders.

Non-Resident Holders Accepting the Offer

        A Non-Resident Holder who exchanges Common Shares for New Preferred Shares pursuant to the Offer will not be considered to have received a dividend and will not be considered to have disposed of such Common Shares. Such Non-Resident Holder will be deemed to acquire the New Preferred Shares received in exchange at an aggregate cost equal to the adjusted cost base to each Non-Resident Holder of the exchanged Common Shares and must allocate such cost among the Series 1 Shares, Series 2 Shares and Series 3 Shares (or if the Junior Preference Shares have not been created prior to the Expiry Time, among the Series J Shares, Series K Shares and Series L Shares) proportionately based on their respective fair market values at such time.

        Under the current administrative and assessing practice of the CRA, a Non-Resident Holder who receives cash in an amount that does not exceed Cdn.$200 in lieu of a fraction of a New Preferred Share pursuant to the Offer may ignore the computation of any gain or loss on the disposition of the fractional share and reduce the adjusted cost base of the New Preferred Shares received on the exchange by the amount of such cash. A Non-Resident Holder may alternatively recognize the capital gain on the disposition of the fractional share. See "Holding and Disposing of New Preferred Shares" below.

        In the event that Series J Shares, Series K Shares and Series L Shares are received pursuant to the Offer, the conversion of such shares into Series 1 Shares, Series 2 Shares and Series 3 Shares, respectively, will be deemed not to be a disposition and accordingly will not give rise to any capital gain. The cost to a Non-Resident Holder of the Series J Shares, Series K Shares and Series L Shares received on the conversion will be deemed to be equal to the Non-Resident Holder's adjusted cost base of the Series 1 Shares, Series 2 Shares and Series 3 Shares, respectively, immediately before the conversion.

Holding and Disposing of New Preferred Shares

        Dividends paid or deemed to be paid to a Non-Resident Holder will be subject to non-resident withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty. A deemed dividend may arise on a redemption or other acquisition by Noranda of New Preferred Shares as described above under "Holders Resident in Canada — Redemption of New Preferred Shares". In view of this possible deemed dividend treatment, Non-Resident Holders should consult their own tax advisors regarding the advisability of selling their New Preferred Shares prior to such redemption or other acquisition by Noranda.

        A Non-Resident Holder will generally not otherwise be liable to Canadian income tax on a disposition or deemed disposition of New Preferred Shares unless the Non-Resident Holder's New Preferred Shares are or are deemed to be taxable Canadian property and the Non-Resident Holder is not afforded any relief under an applicable tax treaty.

        Generally, New Preferred Shares will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange (which includes the TSX) unless:

  (a)
  at any time during the 60 month period ending at the time of disposition of the New Preferred Shares by such Non-Resident Holder, the Non-Resident Holder, Persons not dealing at arm's length with such Non-Resident Holder, or any combination thereof owned 25% or more of the issued shares of any class or series of the capital stock of Noranda; or

  (b)
  the Non-Resident Holder's Common Shares were taxable Canadian property.

        If the New Preferred Shares are taxable Canadian property to a Non-Resident Holder, the recognition of a capital gain on the disposition of New Preferred Shares would in general be determined in the manner and subject to the tax treatment described above under "Holders Resident in Canada — Disposition of New Preferred Shares", subject to any potential exemption from tax under the terms of any applicable income tax treaty between Canada and the country of residence of the Non-Resident Holder. Non-Resident Holders who hold New Preferred Shares as taxable Canadian property should consult their own tax advisors.

        The conversion of New Preferred Shares to Common Shares will be subject to the same tax treatment as described above under "Non-Resident Holders Accepting the Offer".

16.   Certain U.S. Federal Income Tax Considerations

General

        In the opinion of Fried, Frank, Harris, Shriver & Jacobson, LLP, the following summary describes certain of the anticipated principal U.S. federal income tax consequences of exchanging Common Shares for New Preferred Shares pursuant to the Offer and the ownership and disposition of New Preferred Shares received pursuant to the Offer. It should be noted that certain aspects of the U.S. federal income tax consequences described in this summary are subject to significant uncertainty. In particular, there is no direct authority concerning the U.S. federal income tax treatment of a financial instrument with terms and conditions comparable to those of the New Preferred Shares. Noranda has not obtained, nor does it intend to obtain, any ruling from the U.S. Internal Revenue Service ("U.S. IRS") concerning any U.S. federal income tax consequences of exchanging Common Shares for New Preferred Shares pursuant to the Offer or the ownership or disposition of New Preferred Shares received pursuant to the Offer. Accordingly, Noranda can give no assurance that the U.S. IRS will not challenge any of the U.S. federal income tax consequences described herein or that, if challenged, a court would not agree with the U.S. IRS.

        This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect or in existence as of the date of this Circular and all of which may at any time be repealed, revoked or modified or subject to differing interpretation so as to result in U.S. federal income tax consequences different from those discussed below, possibly with retroactive effect. In addition, this summary assumes that the Offer will be completed on, and the New Preferred Shares will be issued with, the terms and conditions described in the Offer and the Circular without waiver or modification of any such terms or conditions.

        This summary is directed only to beneficial owners of Common Shares that hold the Common Shares, and will hold the New Preferred Shares received in exchange for the Common Shares, as capital assets. In addition, this summary does not address all aspects of U.S. federal income taxation that may affect particular beneficial owners of Common Shares or New Preferred Shares in light of their particular circumstances (including potential application of the alternative minimum tax) or that may affect persons subject to special treatment under the U.S. federal income tax laws. Further, this summary also does not address any aspect of U.S. federal tax law, other than the U.S. federal income tax law, or any U.S. state or local tax laws or non-U.S. tax laws. Finally, this summary does not address any U.S. federal income tax consequences of participation in the holding company alternative as described under Section 13 of the Offer to Exchange, "Holding Company Alternative".

        For purposes of this summary, a "U.S. person" means (1) an individual citizen or resident of the United States, (2) a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a U.S. court can exercise primary supervision over the trust's administration and one or more "United States persons" (as defined in the Code) are authorized to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a "United States person". As used herein, a "U.S. Holder" includes a beneficial owner of Common Shares and a beneficial owner of New Preferred Shares received in exchange for Common Shares that is a U.S. person for U.S. federal income tax purposes, and a "Non-U.S. Holder" includes such a beneficial owner that is not a U.S. person for U.S. federal income tax purposes, but excludes, in each case, persons subject to special provisions of the U.S. federal income tax laws, including, without limitation, (i) financial institutions, (ii) insurance companies, (iii) brokers, dealers and traders in stocks, securities or currencies, (iii) entities that are tax-exempt for U.S. federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts, (iv) real estate investment trusts, (v) regulated investment companies, (vi) U.S. persons whose functional currency is not the U.S. dollar, (vii) certain U.S. expatriates, (viii) persons who acquired or will acquire Common Shares pursuant to exercise of employee stock options or warrants or otherwise as compensation, (ix) persons that currently own or will own Common Shares or the New Preferred Shares as part of a hedging, wash sale, integrated, conversion or constructive sale transaction or a straddle or synthetic security, (x) persons that currently own or at any time have owned or will own (directly, indirectly or through attribution)

1% or more by vote or value of the issued and outstanding capital stock (including interests treated as equity for U.S. federal income tax purposes) of Noranda, and (xi) partnerships, S corporations and other pass-through entities (including any entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) and persons that own Common Shares or New Preferred Shares through a partnership, S corporation or other pass-through entity.

        If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of Common Shares or New Preferred Shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership that owns or will own Common Shares or New Preferred Shares, or a partner in such a partnership, you should consult your tax advisor regarding the U.S. federal income tax consequences of exchanging Common Shares for New Preferred Shares pursuant to the Offer and the ownership and disposition of New Preferred Shares received pursuant to the Offer.

        THIS SUMMARY IS OF A GENERAL NATURE ONLY, IS NOT EXHAUSTIVE OF ALL POSSIBLE U.S. FEDERAL INCOME TAX CONSIDERATIONS AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR BENEFICIAL OWNER OF COMMON SHARES OR NEW PREFERRED SHARES. EACH BENEFICIAL OWNER OF COMMON SHARES SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF EXCHANGING COMMON SHARES FOR NEW PREFERRED SHARES PURSUANT TO THE OFFER AND THE OWNERSHIP AND DISPOSITION OF THE NEW PREFERRED SHARES RECEIVED PURSUANT TO THE OFFER, INCLUDING THE EFFECTS OF APPLICABLE U.S. FEDERAL, STATE AND LOCAL TAX LAWS AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

U.S. Holders

        The following summary only applies to U.S. Holders (as defined above) and assumes that Noranda has not been, currently is not and will not be in the future, a passive foreign investment company. See "Passive Foreign Investment Company," below. In addition, as discussed in Section 7 of this Circular, "Dividend Policy," Noranda has a policy of paying quarterly dividends on the outstanding Common Shares, and the discussion below assumes that, consistent with such policy, as of the issue date of the New Preferred Shares, Noranda intends that dividends will be paid currently on the New Preferred Shares in accordance with their terms and conditions.

Exchange of Common Shares for New Preferred Shares.

        Although the matter is uncertain and therefore not free from doubt, the New Preferred Shares should be treated as equity for U.S. federal income tax purposes that should be treated as "nonqualified preferred stock" within the meaning of Code Section 351(g). Assuming that the New Preferred Shares are properly so treated, the exchange should be treated as a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder should recognize taxable gain or loss in an amount equal to the difference (if any) between (i) the sum of the fair market value of the New Preferred Shares received and any cash received in lieu of fractional New Preferred Shares and (ii) the U.S. Holder's adjusted tax basis in the Common Shares exchanged. Gain or loss generally should be computed separately for each block of Common Shares exchanged by a U.S. Holder. Any such gain or loss generally should be capital gain or loss. Any such capital gain or loss generally should be treated as long-term capital gain or loss if the U.S. Holder's holding period for the Common Shares exchanged exceeds one year on the date of the exchange and, in the case of certain non-corporate U.S. Holders, any such long-term capital gain generally should be subject to a maximum tax rate of 15%. The deductibility of capital losses is subject to limitations. Any such capital gain or loss generally should be U.S. source gain or loss for U.S. foreign tax credit purposes. A U.S. Holder should have a tax basis in each New Preferred Share received equal to its fair market value on the date of the exchange, and the U.S. Holder's holding period for the New Preferred Shares received should begin on the day after the date of the exchange.

        In the event that a U.S. Holder receives Series J Shares, Series K Shares and Series L Shares pursuant to the Offer, the conversion of such shares into Series 1 Shares, Series 2 Shares and Series 3 Shares, respectively, should not be a taxable transaction. The U.S. Holder's tax basis and holding period for the Series 1 Shares, Series 2 Shares and Series 3 Shares received on conversion should be the same as the U.S. Holder's tax basis and holding period for the Series J Shares, Series K Shares and Series L Shares, respectively, immediately before the conversion.

        Because of the uncertainty regarding the treatment of the New Preferred Shares and the U.S. federal income tax consequences of exchanging Common Shares for New Preferred Shares, each U.S. Holder is urged to consult its own tax advisor concerning the tax consequences of exchanging Common Shares for New Preferred Shares.

Constructive Distributions

        Under Code Section 305(c) and the Treasury regulations thereunder, if the redemption price of a series of the New Preferred Shares exceeds the "issue price" of such series, then, as discussed in more detail below, the excess may be treated as constructive distributions of additional shares of such series required to be taken into account by U.S. Holders over a specified period of time. Any such constructive distributions may be treated as taxable dividends to U.S Holders as discussed below under "Distributions on the New Preferred Shares". For this purpose, the issue price of a series of New Preferred Shares should equal the fair market value of the Common Shares exchanged for such series on the date of the exchange.

        Noranda is required to redeem each series of the Preferred Shares at a specified time and, upon the occurrence of a Change of Control Event, a holder of such series has the option to require Noranda to redeem such holder's New Preferred Shares of such series. Consequently, if the redemption premium with respect to such series exceeds a de minimis amount as determined under the principles of Code Section 1273(a)(3), the entire amount of such redemption premium should be treated as constructive distributions to U.S. Holders of additional shares of such series taken into account under principles similar to the principles of Code Section 1272(a) (i.e., on an economic accrual basis), unless Noranda's obligation to redeem such series or the ability of a holder of such series to require Noranda to redeem such series is subject to a contingency that is beyond the legal or practical control of either such holder or the holders of such series as a group and that based on all of the facts and circumstances as of the issue date, renders remote the likelihood of redemption of such series. For this purpose, a contingency does not include the possibility of default, insolvency, or similar circumstances, or that a redemption may be precluded by applicable law which requires that Noranda have a particular level of capital, surplus, or similar items and also does not include Noranda's option to require earlier redemption of such series of the New Preferred Shares.

        In addition, because each series of the Preferred Shares is redeemable at Noranda's option prior to the date on which such series is required to be redeemed by Noranda, if the redemption premium with respect to such series exceeds such a de minimis amount, the entire amount of such redemption premium may be required to be treated as constructive distributions to U.S. Holders of additional shares of such series taken into account under principles similar to the principles of Code Section 1272(a) (i.e., on an economic accrual basis) if, based on all of the facts and circumstances as of the issue date of such series, such a redemption by Noranda is more likely than not to occur. However, even if such a redemption were more likely than not to occur, constructive distributions would not result if the redemption premium were solely in the nature of a penalty for premature redemption. For this purpose, a penalty for premature redemption is a premium paid as a result of changes in economic or market conditions over which neither the issuer nor the holder has legal or practical control, such as changes in prevailing dividend rates. Finally, the applicable Treasury regulations provide a safe harbor pursuant to which such a redemption will not be treated as more likely than not to occur if (i) the issuer and the holder are unrelated, (ii) there are no plans, arrangements or agreements that effectively require or are intended to compel the issuer to redeem the stock (disregarding for this purpose a separate mandatory redemption obligation of the issuer), and (iii) exercise of the issuer's option to redeem would not reduce the yield of the stock, as determined under principles similar to the principles of Code Section 1272(a) and the Treasury regulations under Code Sections 1271 through 1275.

        Because each series of New Preferred Shares may be redeemed at more than one time, for this purpose, the time and price at which redemption of such series is most likely to occur must be determined based on all of the facts and circumstances as of the issue date of such series, and constructive distributions will result only with respect to such time and price so identified.

        The determination of whether there are constructive distributions with respect to the New Preferred Shares and, if so, with respect to which time and price, is subject to significant uncertainty and therefore is not free from doubt. A U.S. Holder may request information concerning Noranda's position regarding the foregoing by contacting Vice President Taxation, Noranda Inc., Queen's Quay Terminal, 207 Queen's Quay West, Suite 800, Toronto, Ontario, Canada, M5J 1A7. Noranda's position is binding upon a U.S. Holder unless the U.S. Holder discloses its contrary position in the manner required by applicable Treasury regulations. Noranda's position is not, however, binding on the U.S. IRS, and there can be no assurance that the U.S. IRS would not assert under current law or under future Treasury regulations with a retroactive effective date, or that a court would not sustain, a contrary position.

        Because there is significant uncertainty regarding whether U.S. Holders will be treated as receiving constructive distributions with respect to the New Preferred Shares, each U.S. Holder is urged to consult its own tax advisor concerning this issue.

Distributions on the New Preferred Shares

        The gross amount of any actual or constructive distribution on the New Preferred Shares, in the case of an actual distribution regardless of whether paid in cash or Common Shares (and, in all cases, including amounts withheld to pay Canadian withholding taxes), will be included in a U.S. Holder's gross income as a dividend (fully taxable as ordinary income) when actually or constructively received to the extent paid out of Noranda's current and accumulated earnings and profits ("E&P"). To the extent that the amount of any distribution on the New Preferred Shares exceeds Noranda's E&P, such excess will first be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in its New Preferred Shares and then as capital gain. The portion, if any, of a distribution that is a tax-free return of capital will reduce the U.S. Holder's tax basis in its New Preferred Shares (but not below zero). Noranda does not anticipate that it will determine the amount of its E&P and provide such information to U.S. Holders. It is anticipated that, if U.S. Holders are not able to determine whether any portion of an actual or constructive distribution is not treated as a dividend for U.S. federal income tax purposes, then U.S. Holders likely will be required to treat the full amount of the distribution as a dividend.

        Dividends paid on the Noranda Shares will not be eligible for the dividends-received deduction generally allowed to corporate U.S. Holders. A non-corporate U.S. Holder that satisfies certain minimum holding period and other eligibility requirements may qualify for a 15% or lower rate of U.S. federal income taxation on dividends paid in taxable years beginning before January 1, 2009 if Noranda is a "qualified foreign corporation" for U.S. federal income tax purposes. Noranda generally will be treated as a qualified foreign corporation if (i) Noranda is eligible for benefits under the income tax treaty between the United States and Canada (the "Treaty") or (ii) the New Preferred Shares are listed on an established securities market in the United States. As Noranda currently is eligible for benefits under the Treaty, Noranda currently is a qualified foreign corporation for this purpose and Noranda generally expects to be a qualified foreign corporation during all taxable years before 2009. However, no assurance can be given that a change in circumstances will not affect Noranda's treatment as a qualified foreign corporation for U.S. federal income tax purposes in any taxable year. Non-corporate U.S. Holders should consult their own tax advisors concerning whether dividends received by them on the New Preferred Shares qualify for the reduced rate of tax.

        For taxable years beginning before December 31, 2006, dividends paid by Noranda generally will be foreign source passive income or, with respect to certain U.S. Holders, foreign source financial services income, for U.S. foreign tax credit purposes. However, under recently enacted legislation, for taxable years beginning after December 31, 2006, dividends paid by Noranda that constitute "financial services" income generally will be considered foreign source "general category" income, along with other foreign source income that is not passive income, for U.S. foreign tax credit purposes. Subject to certain limitations, a U.S. Holder may be eligible to claim Canadian income tax withheld from distributions on the New Preferred Shares as a credit or deduction for purposes of computing its U.S. federal income tax liability. The calculation and timing of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend on a U.S. Holder's particular circumstances. In this regard, special rules apply in determining the foreign tax credit limitation with respect to dividends received by non-corporate U.S. Holders that are subject to U.S. federal income taxation at the reduced rate (discussed above), and foreign tax credits generally are not allowed with respect to certain short-term or hedged positions in stock. Furthermore, the portion of a distribution, if any, that is not treated as a dividend will not be foreign source income and a U.S. Holder would not be able to use a foreign tax credit arising from any withholding of Canadian income tax imposed on such portion unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such a credit or deduction.

Disposition of the New Preferred Shares

        The conversion of New Preferred Shares into Common Shares should not be a taxable transaction for a U.S. Holder (except to the extent of Common Shares received for accrued and unpaid dividends). The U.S. Holder's tax basis in Common Shares received on the conversion should equal the U.S. Holder's adjusted tax basis in the New Preferred Shares converted and the U.S. Holder's holding period for such Common Shares should include the U.S. Holder's holding period for the New Preferred Shares converted.

        Upon a sale, exchange, redemption or other taxable disposition of New Preferred Shares, a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference (if any) between the amount realized on the disposition and the U.S. Holder's adjusted tax basis in the New Preferred Shares. This gain or loss generally should be capital gain or loss. However, under Code Section 302 all or a portion of a U.S. Holder's redemption proceeds could be treated as ordinary dividend income (see the discussion above concerning dividends under "Distributions on the New Preferred Shares"). Any capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the New Preferred Shares exceeds one year at the time of the disposition. Any capital gain or loss will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisor regarding the character of proceeds received on a disposition, the U.S. federal income tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals and certain other non-corporate U.S. Holders, and capital losses, the deductibility of which is subject to limitations.

Passive Foreign Investment Company

        In general, a foreign corporation is a "passive foreign investment company" ("PFIC") for any taxable year in which either (i) 75% or more of its gross income consists of passive income, or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. In very general terms, passive income for this purpose includes (among other types of income and gains) dividends, interest, the excess of gains over losses from certain types of transactions in commodities and certain types of rents and royalties. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation generally is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income. Special rules apply to shares held by US corporate subsidiaries of foreign corporations.

        U.S. Holders should be aware that Noranda reasonably believes that it should not have been in the past and currently should not be a PFIC and reasonably expects that it should not become a PFIC in future taxable years. However, there can be no assurance in this regard. In particular, because Noranda's PFIC status must be determined on an annual basis based on the composition of its assets and income during a taxable year, there can be no assurance that Noranda will not be considered a PFIC for any future taxable year. If either Noranda were determined to be a PFIC, either currently, in the past or in the future, certain adverse consequences could apply to U.S. Holders. The PFIC rules are extremely complex and certain aspects of their application are not free from doubt. Accordingly, each U.S. Holder should consult its own tax advisor regarding Noranda's status as a PFIC for the current taxable year, prior taxable years and in any future taxable years, any adverse tax consequences to such U.S. Holder of Noranda having been, being or becoming a PFIC, and the eligibility, manner and advisability of making certain elections that may mitigate such adverse tax consequences.

Non-U.S. Holders

Consequences of Exchanging Common Shares for New Preferred Shares

        Assuming that the exchange pursuant to the Offer should be treated as a taxable transaction for U.S. federal income tax purposes (see the discussion above under "U.S. Holders — Consequences of Common Shares for New Preferred Shares"), a Non-U.S. Holder generally should not be required to recognize any income or gain for U.S. federal income tax purposes upon the receipt of New Preferred Shares in the exchange unless (i) the income or gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States, or (ii) in the case of gain, the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and meets other certain requirements.

Consequences of Ownership and Disposition of New Preferred Shares

        A Non-U.S. Holder generally will not recognize any income or gain for U.S. federal income tax purposes upon the receipt of a distribution on the New Preferred Shares or the taxable disposition of the New Preferred Shares unless (i) the distribution or gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States or (ii) in the case of gain, the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and meets certain other requirements.

Backup Withholding

        In general, backup withholding at a rate of 28% (which rate will increase to 31% for taxable years beginning on or after January 1, 2011) may apply to the exchange of Common Shares for New Preferred Shares pursuant to the Offer by, or to payments of dividends on the Preferred Shares and payments of the proceeds of the sale or other disposition of the New Preferred Shares to, a U.S. Holder or Non-U.S. Holder that fails to provide a correct taxpayer identification number (if required) or otherwise to comply with applicable certification requirements of the backup withholding rules (if required).

        Backup withholding is not an additional tax and may be allowed as a refund or a credit against a U.S. Holder's or Non-U.S. Holder's U.S. federal income tax liability, provided that the required information is provided to the U.S. IRS. U.S. Holders and Non-U.S. Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding.

17.   Eligibility for Investment

        In the opinion of McCarthy Tétrault LLP, counsel for Noranda, the New Preferred Shares will be qualified investments for the purposes of the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans within the meaning of the Tax Act. In the opinion of such counsel, based in part on a certificate of an officer of Noranda as to certain factual matters, the New Preferred Shares will not constitute "foreign property" for the purposes of the tax imposed under Part XI of the Tax Act. The February 23, 2005 federal budget proposes that the foreign property rules be repealed effective for months ending in 2005 and subsequent years. This proposal is reflected in a Notice of Ways and Means Motion dated March 21, 2005.

18.   Depositary

        Noranda has appointed CIBC Mellon Trust Company to act as Depositary for: (i) the receipt of certificates representing Common Shares and related Letters of Transmittal deposited under the Offer; (ii) the receipt of certificates for Common Shares delivered pursuant to the procedures for guaranteed delivery set forth in Section 3 of the Offer to Exchange, "Procedure for Depositing Common Shares — Guaranteed Delivery"; (iii) the receipt from Noranda of certificates representing New Preferred Shares to be exchanged and cash to be paid for fractional New Preferred Shares in consideration for the Common Shares exchanged by Noranda under the Offer, as agent for the depositing Shareholders; and (iv) the transmittal of such certificates and cash to the depositing Shareholders, as agent for the depositing Shareholders. The Depositary may, but will be under no obligation to, contact Shareholders by mail, telephone or facsimile and may request brokers, dealers and other nominee Shareholders to forward materials relating to the Offer to beneficial owners. The Depositary is not an affiliate of Noranda. The Depositary will receive reasonable and customary compensation from Noranda for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

19.   Fees and Commissions

        Noranda will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Common Shares pursuant to the Offer. No fee or commission will be payable by Common Shareholders who transmit their Common Shares directly to the Depositary.

20.   Offerees' Statutory Rights

        Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

21.   Directors' Approval

        The contents of the Offer and Circular have been approved and the sending of the Offer and Circular to the Shareholders has been authorized by the Board of Directors.

22.   Expenses of the Offer

        The expenses relating to the Offer and the Falconbridge Offer, including depositary, solicitation and printing expenses and expenses for financial, legal and accounting advice, are estimated, in the aggregate to be $20 million.

APPROVAL BY NORANDA INC.

March 24, 2005

        The Board of Directors of Noranda Inc. has approved the contents of the Offer and Circular dated March 24, 2005 and the sending, communicating or delivery of the Offer and Circular to the Shareholders (as defined in the Offer). The Offer and Circular contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made nor does it contain any misrepresentation likely to affect the value or market price of the Common Shares (as defined in the Offer) or the New Preferred Shares (as defined in the Offer) within the meaning of the Securities Act (Quebec).

NORANDA INC.
(Signed) DEREK G. PANNELL Chief Executive Officer	(Signed) STEVEN DOUGLAS Chief Financial Officer
On behalf of the Board of Directors
(Signed) DAVID W. KERR Director	(Signed) JAMES W. MCCUTCHEON Director

CONSENT OF MCCARTHY TÉTRAULT LLP

To the Directors of Noranda Inc.

        We hereby consent to the inclusion of our name in the sections titled "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment" in the Offer and Circular dated March 24, 2005 made by Noranda Inc. to the holders of its Common Shares and the reference to our opinion contained therein.

March 24, 2005 (Signed) MCCARTHY TÉTRAULT LLP

CONSENT OF FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP

To the Directors of Noranda Inc.

        We hereby consent to the inclusion of our name in the section titled "Certain U.S. Federal Income Tax Considerations" in the Offer and Circular dated March 24, 2005 made by Noranda Inc. to the holders of its Common Shares and the reference to our opinion contained therein.

March 24, 2005 (Signed) FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP

CONSENT OF ERNST & YOUNG LLP

To the Directors of Noranda Inc.

        We have read the Circular of Noranda Inc. ("Noranda") dated March 24, 2005 relating to the Offer by Noranda to purchase 63,377,140 Common Shares in exchange for 50,000,000 New Preferred Shares. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the Circular of our report to the shareholders of Noranda on the consolidated balance sheets of Noranda as at December 31, 2004 and 2003 and the consolidated statements of income (loss), retained earnings (deficit) and cash flows for the years in the two year period ended December 31, 2004 and our compilation report on the pro forma consolidated balance sheet and statement of operations for the year ended December 31, 2004. Our report is dated February 3, 2005.

Toronto, Canada

March 24, 2005 (Signed) ERNST & YOUNG LLP

ANNEX "A"
INFORMATION CONCERNING NORANDA

Noranda Documents Incorporated by Reference

        The following documents of Noranda, copies of which can be found at www.sedar.com, are specifically incorporated by reference into the Circular:

  (a)
  the Annual Information Form of Noranda dated March 17, 2005 for the fiscal year ended December 31, 2004;

  (b)
  the audited consolidated financial statements of Noranda, including notes thereto, as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, together with the auditors' report thereon;

  (c)
  management's discussion and analysis of financial condition and results of operations of Noranda for the fiscal year ended December 31, 2004;

  (d)
  the Management Information Circular (Proxy Statement) of Noranda dated March 17, 2005 distributed in connection with the annual general and special meeting of shareholders to be held on April 26, 2005 (excluding the sections entitled "Performance Graphs," "Report of the Compensation and Nominating Committee on Compensation of Executive Officers and Others" and "Corporate Governance and Committees"); and

  (e)
  the material change report of Noranda filed March 10, 2005 relating to the Offer and Falconbridge Offer.

        Any documents of Noranda of the type referred to above (excluding confidential material change reports) together with any material change reports filed with a securities commission or similar regulatory authority in Canada on or after the date of the Offer and Circular and prior to the Expiry Time will be deemed to be incorporated by reference into the Circular.

        Any statement related to Noranda contained in the Offer and Circular or in a document of Noranda incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for the purposes of the Offer and Circular, to the extent that a statement related to Noranda contained in the Offer and Circular, or in any other subsequently filed Noranda document that also is or is deemed to be incorporated by reference in the Offer and Circular, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Offer and Circular.

Available Information for U.S. Shareholders

        Noranda has filed with the SEC a Registration Statement on Form F-8 under the U.S. Securities Act which covers, among other things, the New Preferred Shares to be issued in connection with the Offer. The Offer and Circular does not contain all of the information set forth in the Registration Statement. Reference is made to the Registration Statement and the exhibits thereto for further information.

        Noranda is subject to the information requirements of the U.S. Exchange Act and in accordance with the U.S. Exchange Act files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. In addition, Noranda is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Noranda's U.S. Exchange Act reports and other information filed with the SEC may be inspected and copied at the public reference facilities maintained by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operations and location of the public reference facilities of the SEC. Copies of the material Noranda files with the SEC may be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that Noranda files or furnishes electronically.

Resale of New Preferred Shares in the United States

        The resale of the New Preferred Shares by non-affiliates (as defined in Rule 144 under the U.S. Securities Act) of Noranda is not required to be registered in the United States. However, New Preferred Shares acquired by affiliates of Noranda may be resold only pursuant to a subsequent U.S. registration statement or in accordance with the requirements of Rule 144 or another exemption from the registration requirements of the U.S. Securities Act. In general, an affiliate is an officer or director of Noranda or a shareholder who beneficially owns more than 10% of the outstanding Noranda Shares.

Documents Filed as Part of the Registration Statement

        The following documents are filed with the SEC as part of the Registration Statement on Form S-8: the documents listed under "Noranda Documents Incorporated by Reference" above, the Lock-up Agreement, the consent of Ernst & Young LLP, the consent of McCarthy Tétrault LLP, the consent of Fried, Frank, Harris, Shriver & Jacobson LLP and powers of attorney.

Authorized and Outstanding Share Capital

        The authorized share capital of Noranda currently consists of an unlimited number of common shares, an unlimited number of preferred shares, issuable in series and an unlimited number of participating shares, issuable in series. As at March 21, 2005, 297,323,034 Common Shares, 3,246,000 Preferred Shares, Series F, 8,754,000 Preferred Shares, Series G and 6,000,000 Preferred Shares, Series H were issued and outstanding. At Noranda's annual and special meeting of scheduled for April 26, 2005, Noranda will seek shareholder approval for an amendment to its authorized capital to create an unlimited amount of Junior Preference Shares, issuable in series. This amendment to the authorized capital of Noranda is being made in connection with the Offer.

        The holders of Common Shares are entitled to receive notice of any meeting of shareholders of Noranda and to attend and vote on matters brought before the meeting, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each Common Share entitles its holder to one vote at meetings at which they are entitled to attend and vote. The holders of Common Shares are entitled to receive on a pro rata basis such dividends as the Board of Directors of Noranda may declare out of funds legally available for the payment of dividends. In the event of the dissolution, liquidation, winding-up or other distribution of the assets of Noranda, holders of Common Shares are entitled to receive on a pro rata basis all of the assets of Noranda remaining after payment of all of Noranda's liabilities and subject to the prior rights attached to the preferred shares of Noranda to receive a return of capital and unpaid dividends. The Common Shares carry no pre-emptive or conversion rights.

        Assuming that all of the Falconbridge Shares that were issued and outstanding as at March 21, 2005 are tendered, and all Falconbridge Shares issuable upon exercise of vested Falconbridge options that were outstanding on March 21, 2005 are exercised and tendered to the Falconbridge Offer and that Noranda takes up and pays for such Falconbridge Shares under the Falconbridge Offer, Noranda will issue up to an additional 132,691,749 Common Shares.

        The terms and conditions attaching to the Preferred Shares, Series F, G and H are contained in Noranda's Annual Information Form, incorporated by reference in the Circular.

Price Range and Trading Volumes of Common Shares

        The Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol "NRD".

        The following table sets forth, for the periods indicated, the reported high and low prices and the average daily volume of trading of the Common Shares on the TSX and the NYSE:

	TSX			NYSE
Calendar Period	High	Low	Average Daily Volume	High	Low	Average Daily Volume
	(Cdn.$)	(Cdn.$)		$	$
2003
1st Quarter	16.60	11.77	567,750	10.81	8.00	16,044
2nd Quarter	13.38	11.69	560,888	9.98	8.05	19,383
3rd Quarter	14.63	12.25	988,766	10.71	8.90	37,116
4th Quarter	21.25	13.92	1,231,030	16.25	10.30	73,988
2004
1st Quarter	23.97	18.61	1,407,781	18.32	13.98	104,610
2nd Quarter	24.99	19.25	1,236,958	18.87	13.90	113,173
3rd Quarter	24.61	20.57	955,064	18.70	15.57	92,366
4th Quarter	22.22	19.96	1,092,190	18.17	16.05	105,103
2005
January 1 to March 21	25.31	19.83	1,923,031	20.99	16.27	224,400

        Noranda announced its proposed business combination with Falconbridge on March 9, 2005. On March 7, 2005, the last full trading day prior to the announcement of the Offer, the closing price of the Common Shares on the TSX and the NYSE was Cdn.$22.81 and $18.60, respectively. The volume weighted average trading price of the Common Shares on the TSX and the NYSE for the 20 trading days ending on March 7, 2005 was Cdn.$22.54, and $18.21, respectively.

Risk Factors

        Before making a decision to tender Common Shares to the Offer in exchange for New Preferred Shares, Shareholders should carefully consider the risks and uncertainties described below and in Noranda's Annual Information Form and management's discussion and analysis of financial condition and results of operations incorporated by reference in the Offer and Circular, as well as the other information contained and incorporated by reference in the Offer and Circular. These risks and uncertainties are not the only ones facing Noranda. Additional risks and uncertainties not presently known to Noranda or that Noranda currently deems immaterial may also impair its business operations. If any of such risks actually occur, Noranda's business, financial condition, liquidity and operating results could be materially harmed.

Leverage

        Under the terms of the Offer, Noranda will issue up to 50,000,000 New Preferred Shares, which will represent aggregate capital of $1.25 billion. For the purposes of Canadian GAAP and U.S. GAAP, the New Preferred Shares will be treated as debt, which may impact key leverage ratios such as Noranda's debt to equity. As a result, Noranda could: (i) have more difficulty satisfying its financial obligations; (ii) be required to dedicate a larger portion of any cash flow from its operations to the payment of interest and principal due under its debt and dividends due under its Preferred Shares and New Preferred Shares, which will reduce funds available for other business purposes; (iii) be more vulnerable to general adverse economic and industry conditions; (iv) have more limited flexibility in planning for, or reacting to, changes in its businesses and the industries in which it operates; (v) have a more limited ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes; and (vi) be unable to refinance its debt on terms acceptable to Noranda or at all. In addition, Noranda is not restricted from incurring additional leverage.

        Noranda's ability to satisfy its obligations depends on its future operating performance and on economic, financial, competitive and other factors, many of which are beyond Noranda's control. Noranda's business may not generate sufficient cash flow and future financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute its business strategies.

Falconbridge Offer

        The Offer will close prior to the expiry of the Falconbridge Offer and is not conditional on the completion of the Falconbridge Offer. There is no assurance that the Falconbridge Offer will proceed. If Noranda completes the Offer but the Falconbridge Offer does not proceed, then Noranda will not have access to 100% of the consolidated cash flow of the combined companies and the market capitalization and trading liquidity for Common Shares will be reduced. Noranda's ratings on its debt and Preferred Shares may also be reduced. In addition, in those circumstances uncertainties caused by the strategic review process undertaken by Noranda over the past year and issues related to Noranda's ownership of Falconbridge may continue to persist.

Decrease in Earnings Coverages

        Noranda's dividend requirements on all of its Preferred Shares for the 12 months ended December 31, 2004, adjusted to a before tax equivalent using an effective tax rate of 32%, amounted to $30 million, to $144 million after giving effect to the issue of the New Preferred Shares, and $154 million after giving effect to the issue of the New Preferred Shares and the successful consummation of the Falconbridge Offer (including any Subsequent Acquisition Transaction). Noranda's interest requirements on long-term debt and debt expenses net of interest income plus the amount of interest that was capitalized during the 12 months ended December 31, 2004 amounted to approximately $160 million. Noranda's earnings before interest and income tax for the 12 months ended December 31, 2004 was $1,003 million, which is 5.28 times Noranda's aggregate dividend and interest requirements for this period and 3.30 times Noranda's aggregate dividend and interest requirements for this period after giving effect to the Offer but without giving effect to the completion of the Falconbridge Offer. Noranda's earnings before interest and income tax for the 12 months ended December 31, 2004 after giving effect to the Offer and the successful consummation of the Falconbridge Offer was $1,210 which is 3.88 times Noranda's aggregate dividend and interest requirements for this period after giving effect to the Offer and the successful consummation of the Falconbridge Offer.

Priority of the New Preferred Shares

        The Junior Preference Shares will rank junior to each series of Noranda's existing Preferred Shares as to dividends and the distribution of assets of Noranda among its shareholders for the purpose of winding up its affairs (and the Series J Shares, Series K Shares and Series L Shares will be subordinate to Noranda's existing series of Preferred Shares in respect of those amounts). In addition, under the terms of Noranda's existing series of Preferred Shares Noranda may not declare, pay or set apart for payment any dividends on the Junior Preference Shares or redeem or purchase (except in limited circumstances) any Junior Preference Shares, unless, in each case, all cumulative dividends on each series of Noranda's Preferred Shares that are currently outstanding have been declared and paid. As a result, upon any distribution to Shareholders for the purpose of winding up its affairs, the holders of Noranda's existing series of Preferred Shares will be entitled to be paid the full amount of all accrued and unpaid dividends on those shares and to an amount equal to the amount paid up on those shares before any payment may be made with respect to the Junior Preference Shares. In the case of Series J Shares, Series K Shares and Series L Shares, the contractual subordination is intended to achieve this same result.

No Prior Public Market for New Preferred Shares

        There is no public market for the New Preferred Shares. Noranda cannot predict the price at which the New Preferred Shares will trade and there can be no assurance that an active trading market in the these shares will develop or be sustained.

        Noranda has applied to the TSX to list the New Preferred Shares that will be issued in connection with the Offer. Listing will be subject to Noranda fulfilling all the listing requirements of the TSX. There can be no assurance that Noranda will fulfill all such listing requirements.

Market Value and Ratings of New Preferred Shares

        The New Preferred Shares have not been rated by any recognized ratings organization.

        If the New Preferred Shares are rated, real or anticipated changes in credit ratings on the New Preferred Shares may affect their market value. New Preferred Shares will not necessarily trade at values determined solely by reference to their stated value. An increase in market interest rates may lead purchasers of New Preferred Shares to demand a higher annual yield and this could adversely affect the market price of the New Preferred Shares. In addition, the market price for the New Preferred Shares may be affected by changes in general market conditions, fluctuations in the market for equity or debt securities and numerous other factors beyond Noranda's control.

Mandatory Redemptions and Payments of Dividends

        The New Preferred Shares contain provisions for cumulative dividends and for mandatory redemptions in certain circumstances. There is no assurance that Noranda will have the necessary funds to be able to pay such amounts when due.

Conversion of New Preferred Shares into Common Shares at Redemption Date and Payment of Dividends in Common Shares

        Subject to certain conditions, Noranda is required to redeem the New Preferred Shares on the Series 1 Final Redemption Date, Series 2 Final Redemption Date and Series 3 Final Redemption Date respectively. Noranda is entitled in these circumstances to convert the New Preferred Shares into Common Shares instead of paying cash. In addition, Noranda is entitled to pay dividends on the New Preferred Shares by issuing Common Shares in lieu of paying cash. Although the number of Common Shares issuable in these circumstances is dependent upon the market price for the Common Shares prior to the applicable redemption date, or dividend payment date, as applicable, there can be no assurance that a holder of New Preferred Shares will be able to dispose of such Common Shares for an amount equal to or greater than the relevant redemption price or dividend amount, as applicable, for such New Preferred Shares or that the market value of those Common Shares will not vary significantly from the conversion price or dividend amount, as applicable.

ANNEX "B"

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF NORANDA INC.

INDEX TO FINANCIAL STATEMENTS

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of Noranda Inc.

        We have read the accompanying unaudited pro forma consolidated balance sheet of Noranda Inc. (the "Company") as at December 31, 2004 and the unaudited pro forma consolidated statement of operations for the year then ended, and have performed the following procedures.

  1.
  Compared the figures in the columns captioned "Noranda Inc." to the audited consolidated financial statements of the Company as at and for the year ended December 31, 2004, and found them to be in agreement.

  2.
  Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

  a)
  the basis for determination of the pro forma adjustments; and

  b)
  whether the pro forma consolidated financial statements comply as to form in all materials respects with Canadian securities legislation.

    The officials:

    a)
    described to us the basis for determination of the pro forma adjustments; and

    b)
    stated that the pro forma consolidated financial statements comply as to form in all material respects with Canadian securities legislation.

  3.
  Read the notes to the pro forma consolidated financial statements and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

  4.
  Recalculated the application of the pro forma adjustments to the amounts in the columns captioned "Noranda Inc." as at and for the year ended December 31, 2004, and found the amounts in the columns captioned "Proforma" to be arithmetically correct.

        A pro forma financial statement is based on management assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Toronto, Canada,	ERNST & YOUNG LLP
March 24, 2005	Chartered Accountants

NORANDA INC.

PRO FORMA CONSOLIDATED BALANCE SHEET

Year ended December 31, 2004
(unaudited)
(millions of US dollars)

	Noranda Inc.	Issuer Bid	Falconbridge Offer		Pro forma
		(note 2)	(note 2)
ASSETS
Cash and cash equivalents	884	—	—		884
Accounts receivable	931	—	16	b	947
Metals and other inventories	1,436	—	59	b	1,495

Current assets	3,251	—	75		3,326

Operating capital assets	4,870	—	1,363	b	6,233
Development projects	1,166	—	908	b	2,074
Investments and other assets	324	—	(53)	b	271

	9,611	—	2,293		11,904

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts and taxes payable	1,248	—	—		1,248
Debt due within one year	570	—	2	b	572

Current liabilities	1,818	—	2		1,820

Long-term debt	2,638	89	—	f	2,727
Preferred shares	—	1,250	—	a,f	1,250

	2,638	1,339	—		3,977

Future income taxes	304	—	657	b,i	961
Asset retirement obligation, pension and other provisions	595	—	100	b	695
Shareholders' interests
Interests of other shareholders	1,197	—	(1,006)	b	191
Shareholders' equity
Convertible debentures	89	(89)	—	f	—
Capital stock — preferred	295	—	—		295
Capital stock — common, retained earnings, currency translation adjustment	2,675	(1,250)	2,540	a,b,f	3,965

Total Shareholders' equity	3,059	(1,339)	2,540		4,260

	9,611	—	2,293		11,904

(See accompanying notes)

NORANDA INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2004
(unaudited)
(millions of US dollars, except per share amounts)

	Noranda Inc.	Issuer Bid	Falconbridge Offer		2004 Pro forma
		(note 2)	(note 2)
Revenues	6,978	—	—		6,978

	6,978	—	—		6,978

Operating expenses
Cost of operations	2,094	—	21	c,d	2,115
Purchased raw materials	3,005	—	—		3,005
Depreciation, amortization and accretion	499	—	46	e	545

Total operating expenses	5,598	—	67		5,665

Income generated by operating assets	1,380	—	(67)		1,313

Interest expense, net	119	83	(2)	f,g	200
Corporate and general adminstration	66	—	—		66
Research, development and exploration	47	—	—		47
Minority interest in earnings in subsidiaries	297	—	(274)	h	23

	529	83	(276)		336

Income before undernoted	851	(83)	209		977

Gain net of restructuring costs and other	(33)	—	—		(33)
Tax expense (recovery)	333	(2)	(27)	i	304

Net income	551	(81)	236		706

Basic earnings per share	$1.78				$1.88
Diluted earnings per share	$1.75				$1.84

(See accompanying notes)

NORANDA INC.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2004
(unaudited)
(millions of US dollars, except per share amounts)

1.     BASIS OF PRESENTATION

  The unaudited pro forma consolidated financial statements of Noranda Inc. ("Noranda") have been prepared in accordance with Canadian generally accepted accounting principles for inclusion in (i) the Offer to Exchange and Circular of Noranda dated March XX, 2005 relating to Noranda's offer to purchase (the "Issuer Bid") up to 63.4 million of its common shares in exchange for up to 50 million junior preference shares of Noranda with an aggregate stated value of $1,250, and (ii) the Offer to Purchase and Circular dated March XX, 2005 relating to Noranda's offer to purchase (the "Falconbridge Offer") all of the outstanding common shares of Falconbridge Limited ("Falconbridge") not already owned by Noranda or its affiliates (the "Falconbridge Offer"). These unaudited pro forma financial statements should be read in conjunction with the audited financial statements of Noranda as at and for the year ended December 31, 2004, including the related notes thereto.

  These unaudited pro forma consolidated financial statements are not intended to reflect the financial position and results of operations which would have actually resulted had the transactions and other adjustments been effected on the dates indicated. Further, the pro forma results of operations are not necessarily indicative of the results of operations that may be obtained by the Noranda in the future.

  The junior preference shares will consist of:

  (a)
  20 million Series 1 Shares, the holders of which are entitled to receive fixed preferential cumulative cash dividends, if, and when declared by the Board of Directors of Noranda, in an amount equal to $1.50 per share, per annum, payable quarterly on the last day of March, June, September and December of each year. The Series 1 Shares (a) are redeemable, in cash, by Noranda at any time on at least 30 and not more than 60 days prior notice, on or before June 30, 2008 at $25.25 per share plus all accrued and unpaid dividends and thereafter at $25.00 per share plus all accrued and unpaid dividends, and (b) must be redeemed by the Corporation on the date (the "Series 1 Final Redemption Date") that is five years plus one day from the date of the issue of the Series 1 Shares at $25.00 per share plus accrued and unpaid dividends thereon.

  (b)
  20 million Series 2 Shares, the holders of which are, until June 30, 2010, entitled to receive fixed preferential cumulative cash dividends, if, and when declared by the Board of Directors of Noranda, in an amount equal to $1.5625 per share, per annum, payable quarterly on the last day of March, June, September and December of each year. From June 30, 2010 until June 30, 2012, holders of Series 2 Shares will be entitled to fixed preferential cumulative cash dividends at a rate per annum equal to the greater of (i) 6.25%; and (ii) a rate equal to 2.05% over the seven year US treasury bond yield, at the commencement of such subsequent fixed rate period. The Series 2 Shares (a) are redeemable, in cash, by Noranda at any time on at least 30 and not more than 60 days prior notice, on or before June 30, 2010 at $25.25 per share plus all accrued and unpaid dividends and thereafter until June 30, 2012 (the "Series 2 Final Redemption Date") at $25.00 per share plus all accrued and unpaid dividends thereon and (b) must be redeemed by Noranda on June 30, 2012 at $25.00 per share plus accrued and unpaid dividends thereon.

  (c)
  10 million Series 3 Shares, the holders of which are, until June 30, 2010, entitled to receive fixed preferential cumulative cash dividends, if, and when declared by the Board of Directors of Noranda, in an amount equal to $1.625 per share, per annum, payable quarterly on the last day of March, June, September and December of each year. From June 30, 2010 until June 30, 2012 and for each succeeding 2-year (or less, as applicable) subsequent fixed rate period until June 30, 2015, holders of Series 3 Shares will be entitled to fixed preferential cumulative cash dividends at a rate per annum equal to the greater of (a) 6.5%; and (b) a rate equal to 2.35% over the ten year US treasury bond yield at the commencement of each subsequent fixed rate period. The Series 3 Shares (a) are redeemable, in cash, by Noranda at any time on at least 30 and not more than 60 days prior notice, on or before June 30, 2013 at $25.25 per share plus all accrued and unpaid dividends and thereafter until June 29, 2015 (the "Series 3 Final Redemption Date") at $25.00 per share plus all accrued and unpaid dividends thereon and (b) must be redeemed by Noranda on June 30, 2015 at $25.00 per share plus accrued and unpaid dividends thereon.

  Subsequent to these transactions, and upon the completion of an amalgamation between Noranda and Falconbridge, each Falconbridge stock option outstanding at the time of amalgamation will be exchanged for 1.77 Noranda stock options with similar terms.

2.     PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

  (a)
  The unaudited pro forma consolidated financial statements have been prepared assuming that the following transactions had been completed and adjustments had been effected as of January 1, 2004 for the consolidated statement of operations and as of December 31, 2004 for the consolidated balance sheet:

  (i)
  The completion of the Issuer Bid resulting in Noranda exchanging 63.4 million common shares for 20 million Junior Preference Shares, Series 1 (the "Series 1 Shares"), 20 million Junior Preference Shares, Series 2 (the "Series 2 Shares") and 10 million Junior Preference Shares, Series 3 (the "Series 3 Shares) with an aggregate stated capital of $1,250; and

    (ii)
    The completion of the Falconbridge Offer resulting in Noranda exchanging 1.77 Noranda common shares for each Falconbridge common share. As of December 31, 2004, there were 74,011,090 Falconbridge common shares outstanding that Noranda did not already own and approximately 956,000 exercisable options outstanding. In calculating the purchase price, all outstanding exercisable Falconbridge stock options are included in the number of Falconbridge common shares to be purchased by Noranda. It is assumed that 132,691,749 Noranda common shares would be issued on completion of the Falconbridge offer.

  (b)
  As a result of the Falconbridge Offer, Noranda will own 100% of Falconbridge. The acquisition is accounted for using the purchase method of accounting. The pro forma adjustments reflect Noranda's acquisition of the remaining 41% of Falconbridge's net assets at their fair values as at December 31, 2004 and the consolidation accounting for Falconbridge as a wholly-owned subsidiary.

    The determination of the purchase price based on management's preliminary estimate is as follows:

    Purchase price

Consideration in Noranda common shares	$2,520
Transaction costs	20

Total	$2,540

    The purchase price was calculated using the following assumption:

    (i)
    The price at which Noranda common shares are issued is CDN $23.11, the volume-weighted average closing price on the Toronto Stock Exchange for the two days prior to the announcement of the Falconbridge Offer, at a U.S. exchange rate of CDN $1 = US $0.8218.

    The allocation of the purchase price of the remaining 41.17% of Falconbridge, based on management's preliminary estimate, is as follows:

    Allocation of purchase price

	Book Value	Fair Market Value Increment	Purchase Price Allocation
Assets
Cash and cash equivalents	266	—	266
Accounts receivable	137	16	153
Metal and other inventories	207	59	266
Operating capital assets	914	1,363	2,277
Development projects	401	908	1,309
Investment and other assets	154	(53)	101
Liabilities
Accounts and taxes payable	(152)	—	(152)
Debt due within one year	(102)	(2)	(104)
Long-term debt	(490)	—	(490)
Future income taxes	(146)	(657)	(803)
Pension and other provisions	(148)	(100)	(248)
Interests of other shareholders	(35)	—	(35)

Total net assets purchased	1,006	1,534	2,540

    The actual fair values of the assets and liabilities will be determined as of the date of acquisition and will differ from the amounts disclosed above in the assumed pro forma purchase price allocation due to the change in fair values of the assets and liabilities between December 31, 2004 and the date of the transaction. The actual allocation of the purchase price may result in different amortization being expensed in the statement of operations.

  (c)
  An increase in cost of operations of $28 reflecting the elimination of deferred gains on derivative contracts on the pro forma consolidated statement of operations. The $28 of deferred gains arise from derivative contracts that qualified for hedge accounting and were realized as a reduction of cost of operations over the original delivery schedule of the contracts. The gains would not have been realized in 2004 since the purchased derivatives would have been fair valued as of January 1, 2004.

  (d)
  A decrease in cost of operations of $7 reflecting the elimination of amortized past service costs and amortized net actuarial losses expensed in 2004. The amortized expenses would not have been realized, as a result of the pension liability being fair valued as of January 1, 2004.

  (e)
  The amortization of the allocation of the purchase price to operating capital assets.

  (f)
  Dividends paid to holders of the junior preference shares. The dividends paid were calculated as follows:

20 million Series 1 Shares times $1.50 per share =	$30
20 million Series 2 Shares times $1.5625 per share =	$31
10 million Series 3 Shares times $1.625 per share =	$17

Total	$78

    The adjustment also includes the equity portion of the convertible debentures, formerly reported as a component of Shareholders' equity, which has been reclassified to long term debt to reflect recent accounting changes as per CICA amended Handbook Section 3860, "Financial Instruments — Disclosure and Presentation". The corresponding interest on the convertible debentures has been reclassified to interest expense. Noranda will adopt this accounting change effective January 1, 2005.

  (g)
  The elimination of amortized deferred gain realized in 2004.

  (h)
  The elimination of the Falconbridge minority interest in earnings, with the exception of the dividends on the Falconbridge preferred shares that will remain outstanding upon completion of the transactions.

  (i)
  An average tax rate of 30% was used to determine the tax effect of each adjustment.

3.     PRO FORMA EARNINGS PER SHARE

  Pro forma earnings per share

  Basic earnings per share is computed by dividing pro forma earnings, after deducting preferred share dividends, excluding the junior preference share dividends, by the weighted-average number of common shares outstanding for the year, excluding shares securing employee share purchase loans. It has been assumed that all of the exercisable Falconbridge options as of December 31, 2004 have been exercised prior to the completion of the Falconbridge Offer.

  Diluted pro forma earnings per share is similar to basic pro forma earnings per share except for the following: The numerator is increased to exclude interest on the convertible debentures, as the dilutive convertible debentures are assumed to have been converted at the beginning of the period. The denominator is increased to include additional common shares that would have been outstanding if all outstanding dilutive stock options and convertible debentures were exercised at the beginning of the period.

Basic pro forma earnings per share computation
Numerator:
Pro forma earnings	$706
Dividends on preferred shares, excluding dividends on junior preference shares	(20)

Pro forma earnings available to common shareholders	$686

Denominator:
Noranda common shares outstanding	296,245,753
Common shares issued to Falconbridge minority shareholders	132,691,749
Common shares purchased through issuer bid	(63,377,140)

Pro forma weighted-average number of common shares outstanding	365,560,362

Basic pro forma earnings per share	$1.88
Diluted pro forma earnings per share computation
Numerator:
Pro forma earnings	$706
Dividends on preferred shares, excluding dividends on junior preference shares	(20)
Interest on convertible debentures	3

Pro forma earnings available to common shareholders	$689

Denominator:
Noranda common shares outstanding (including dilutive effect of outstanding Noranda stock options and convertible debentures)	303,789,960
Common shares issued to Falconbridge minority shareholders	132,691,749
Dilutive effect of Falconbridge stock options converted to Noranda stock options	1,051,369
Common shares purchased through issuer bid	(63,377,140)

Pro forma weighted-average number if common shares outstanding	374,155,938

Diluted pro forma earnings per share	$1.84

4.     ITEMS NOT ADJUSTED

  The pro forma statements do not give effect to operating efficiencies, cost savings and synergies that might result from the merge of the companies, including potential further cost savings at the corporate level and potential synergies in exploration efforts.

ANNEX "C"
TERMS OF NEW PREFERRED SHARES

        The following is a summary of certain provisions attaching to or affecting the New Preferred Shares. Authorization to create the Junior Preference Shares as a class will be sought at the next annual and special meeting of Shareholders, currently scheduled to take place on April 26, 2005. To the extent that the Junior Preference Shares are not created prior to the Expiry Time, Noranda will issue from its existing class of Preferred Shares, Series J Shares, Series K Shares and Series L Shares having terms that are identical to the Series 1 Shares, Series 2 Shares and Series 3 Shares except (i) in their ranking, and (ii) that they provide for automatic conversion into Series 1 Shares, Series 2 Shares and Series 3 Shares, respectively, upon the creation of Junior Preference Shares, and Shareholders who receive Series J Shares, Series K Shares and Series L Shares will be required to enter into a contractual subordination in respect of Noranda's other Preferred Shares.

Certain Provisions of the Junior Preference Shares as a Class

        The Junior Preference Shares may at any time or from time to time be issued in one or more series. Noranda's Board of Directors may by resolution fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of preferred shares.

        The Junior Preference Shares rank junior to the Preferred Shares, but are entitled to a preference over Common Shares and any other of Noranda's shares ranking junior to the Junior Preference Shares in the distribution of assets in the event of Noranda's liquidation, dissolution or winding up or other distribution of Noranda's assets among its shareholders for the purpose of winding up its affairs.

        The Junior Preference Shares of each series rank in a parity with the Junior Preference Shares of every other series with respect to priority in the payment of dividends and in the distribution of assets in the event of Noranda's liquidation, dissolution or winding up or other distribution of Noranda's assets among its shareholders for the purpose of winding up its affairs.

        As long as any of the Preferred Shares are outstanding, Noranda must not at any time, without the approval of the holders of each series of Preferred Shares then outstanding, given in accordance with the terms of the Preferred Shares declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Noranda) on the Junior Preference Shares or redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any series of Junior Preference Shares, if such action is prohibited by the terms of the Preferred Shares or the terms of any series of Preferred Shares that are then outstanding.

        In the event of the liquidation, dissolution or winding up of Noranda or any other distribution of assets of Noranda among its shareholders for the purpose of winding up its affairs, the holders of the Junior Preference Shares will be entitled to payment of an amount equal to the amount paid up on such shares in the case of any liquidation, dissolution, winding up or other distribution which is involuntary, and to payment of an amount equal to the amount paid up thereon plus the premium on redemption applicable at the date thereof, if any, if the same is voluntary, together in all cases with all unpaid dividends accrued thereon (which will for such purpose be treated as accruing up to the date of distribution), the whole before any amount is paid or any assets of Noranda distributed to the holders of any Common Shares or shares of any other class ranking junior to the Junior Preference Shares but the whole subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such distribution in priority to or rateably with the holders of the Junior Preference Shares. Upon payment to the holders of the Junior Preference Shares of the amount so payable to them, they will not be entitled to share in any further distribution of assets of the Corporation.

Certain Provisions of the Preferred Shares as a Class

        The Preferred Shares may at any time or from time to time be issued in one or more series. Noranda's Board of Directors may by resolution fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of preferred shares.

        The Preferred Shares are entitled to a preference over Common Shares and any other of Noranda's shares ranking junior to the Preferred Shares in the distribution of assets in the event of Noranda's liquidation, dissolution or winding up or other distribution of its assets among its shareholders for the purpose of winding up its affairs.

        The preferred shares of each series rank in a parity with the preferred shares of every other series with respect to priority in the payment of dividends and in the distribution of assets in the event of Noranda's liquidation, dissolution or winding up or other distribution of its assets among its shareholders for the purpose of winding up its affairs.

        In the event of the liquidation, dissolution or winding up of Noranda or any other distribution of assets of Noranda among its shareholders for the purpose of winding up its affairs, the holders of Preferred Shares will be entitled to payment of an amount equal to the amount paid up on such shares in the case of any liquidation, dissolution, winding up or other distribution which is involuntary, and to payment of an amount equal to the amount paid up thereon plus the premium on redemption applicable at the date thereof, if any, if the same is voluntary, together in all cases with all unpaid dividends accrued thereon (which will for such purpose be treated as accruing up to the date of distribution), the whole before any amount is paid or any assets of Noranda are distributed to the holders of any Common Shares or shares of any other class ranking junior to the Preferred Shares but the whole subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such distribution in priority to or rateably with the holders of the Preferred Shares. Upon payment to the holders of the Preferred Shares of the amount so payable to them, they will not be entitled to share in any further distribution of assets of the Corporation.

Certain Provisions of the three series of New Preferred Shares

Issue:	20 million Junior Preference Shares, Series 1
(the "Series 1 Shares")
20 million Junior Preference Shares, Series 2
(the "Series 2 Shares")
10 million Junior Preference Shares, Series 3
(the "Series 3 Shares")
the Series 1 Shares, Series 2 Shares and Series 3 Shares, collectively, the "Shares"

Authorization to create the Junior Preference Shares as a class will be sought at the next annual meeting of Shareholders, currently scheduled to take place on April 26, 2005. To the extent that the Junior Preference Shares are not created prior to the Expiry Time, Noranda will issue from its existing class of Preferred Shares, Series J Shares, Series K Shares and Series L Shares having terms that are identical to the Series 1 Shares, Series 2 Shares and Series 3 Shares except (i) in their ranking, and (ii) that they provide for automatic conversion into Series 1 Shares, Series 2 Shares and Series 3 Shares, respectively, upon the creation of Junior Preference Shares, and holders of Series J Shares, Series K Shares and Series L Shares will be required to enter into a contractual subordination in respect of Noranda's other Preferred Shares.
Amount:	Series 1 Shares — $500,000,000
Series 2 Shares — $500,000,000
Series 3 Shares — $250,000,000
Price:	$25 per Share

Dividends:
Series 1 Shares: Holders of the Series 1 Shares will be entitled to receive fixed preferential cumulative cash dividends, if, as and when declared by the Board of Directors of Noranda, in an amount equal to $1.50 per share per annum, payable quarterly in equal instalments on the last day of March, June, September and December of each year.

Series 2 Shares: Until June 30, 2010, holders of the Series 2 Shares will be entitled to receive fixed preferential cumulative cash dividends, if, as and when declared by the Board of Directors of Noranda, in an amount equal to $1.5625 per share per annum, payable quarterly in equal on the last day of March, June, September and December of each year.

From June 30, 2010 until June 30, 2012, holders of Series 2 Shares will be entitled to fixed preferential cumulative cash dividends at a rate per annum equal to the greater of (i) 6.25%; and (ii) a rate equal to 2.05% over the seven year US treasury bond yield, at the commencement of such subsequent fixed rate period, payable quarterly in equal instalments on the last day of March, June, September and December of each year.

Series 3 Shares: Until June 30, 2010, holders of the Series 3 Shares will be entitled to receive fixed preferential cumulative cash dividends, if, as and when declared by the Board of Directors of Noranda, in an amount equal to $1.625 per share per annum, payable quarterly in equal instalments on the last day of March, June, September and December of each year.

From June 30, 2010 until June 30, 2012 and for each succeeding 2-year (or less, as applicable) subsequent fixed rate period until June 30, 2015, holders of Series 3 Shares will be entitled to fixed preferential cumulative cash dividends at a rate per annum equal to the greater of (i) 6.5%; and (ii) a rate equal to 2.35% over the ten year US treasury bond yield at the commencement of each subsequent fixed rate period, payable quarterly in equal instalments on the last day of March, June, September and December of each year.
Payment Options:	Noranda will be entitled to satisfy payment of the quarterly dividend payments in:

(i)	cash; and/or
(ii)
that number of freely tradeable common shares of Noranda (the "Common Shares") determined by dividing the declared dividend amount by 95% of the US dollar equivalent of the volume weighted average trading price of the Common Shares on the TSX for a period of 20 consecutive trading days ending on the fourth day prior to the date (if such date is a trading day) specified for payment of the dividend, provided that (A) the issuance or delivery of such Common Shares is not prohibited pursuant to any agreement or arrangement entered into by Noranda to assure Noranda's solvency or continued operation, is (B) the issuance or delivery of such Common Shares is not prohibited by law or by any regulatory or other authority having jurisdiction over Noranda and acting in conformity with law; (C) Noranda is able to issue and deliver such Common Shares; and (D) such Common Shares are listed on each exchange on which the Common Shares are then listed for trading;

Redemption:	Subject to applicable law and to the provisions described under "Restrictions on Dividends and Retirement and Issue of Shares":

Series 1: The Series 1 Shares (i) are redeemable, in cash, by Noranda at any time on at least 30 and not more than 60 days prior notice, on or before June 30, 2008 at $25.25 per share plus all accrued and unpaid dividends and thereafter at $25.00 per share plus all accrued and unpaid dividends, and (ii) must be redeemed by Noranda on the date that is five years from the date of issue of the Series 1 Shares at $25.00 per share plus accrued and unpaid dividends thereon (the "Series 1 Final Redemption Date").
Any redemptions of Series 1 Shares prior to June 30, 2009 must be made on a pro rata basis with all other Shares then outstanding.

Series 2: The Series 2 Shares (i) are redeemable, in cash, by Noranda at any time on at least 30 and not more than 60 days prior notice, on or before June 30, 2010 at $25.25 per share plus all accrued and unpaid dividends and thereafter until June 29, 2012 at $25.00 per share plus all accrued and unpaid dividends, and (ii) must be redeemed by Noranda on June 30, 2012 at $25.00 per share plus accrued and unpaid dividends thereon (the "Series 2 Final Redemption Date").

Any redemptions of Series 2 Shares prior to June 30, 2011 must be made on a pro rata basis with all other Shares then outstanding. From June 30, 2010 to June 29, 2012, no Series 2 Shares may be redeemed until all the Series 1 Shares have been redeemed. Following June 30, 2012, any redemption of the Series 2 Shares must be made on a pro rata basis with any Series 1 Shares then outstanding.

Series 3: The Series 3 Shares (i) are redeemable, in cash, by Noranda at any time on at least 30 and not more than 60 days prior notice, on or before June 30, 2013 at $25.25 per share plus all accrued and unpaid dividends and thereafter until June 29, 2015 at $25.00 per share plus accrued and unpaid dividends, and (ii) must be redeemed by Noranda on June 30, 2015 at $25.00 per share plus accrued and unpaid dividends thereon (the "Series 3 Final Redemption Date").

Any redemptions of Series 3 Shares prior to June 30, 2012 must be made on a pro rata basis with all other Shares then outstanding. From June 30, 2012 to June 29, 2015, no Series 3 Shares may be redeemed until all Series 2 Shares have been redeemed. Following June 30, 2015, any redemption of the Series 3 Shares must be made on a pro rata basis with any Series 1 Shares and Series 2 Shares outstanding.

Conversion into Common Shares by Noranda on the Final Redemption Date:	On the Series 1 Final Redemption Date, the Series 2 Final Redemption Date and the Series 3 Final Redemption Date, so long as:
(i)
a Change of Control Event (as defined below) has not occurred (unless the applicable take-over bid or control transaction has been withdrawn, is terminated or expires without any person other than Brascan beneficially owning 30% or more of the voting shares of Noranda);
	(ii)	an Extraordinary Dividend (as defined below) has not been paid; and
(iii)
(A) the issuance or delivery of such Common Shares is not prohibited pursuant to any agreement or arrangement entered into by Noranda to assure Noranda's solvency or continued operation, is (B) the issuance or delivery of such Common Shares is not prohibited by law or by any regulatory or other authority having jurisdiction over Noranda and acting in conformity with law; (C) Noranda is able to issue and deliver such Common Shares; and (D) such Common Shares are listed on each exchange on which the Common Shares are then listed for trading;

the Shares are convertible, in whole or in part, at the option of Noranda, on at least 30 and not more than 60 days prior notice into that number of freely tradable Common Shares determined by dividing the aggregate of $25.00, plus an amount equal to accrued and unpaid dividends up to but excluding the final redemption date, by the greater of $2.00 (as adjusted) and 90% of the US dollar equivalent of weighted average trading price of the Common Shares on the TSX (or, if traded on the TSX in U.S. dollars, the volume weighted average trading price of the Common Shares on the TSX) for a period of 20 consecutive trading days ending on the fourth day prior to the date (if such date is a trading day) specified for conversion.
"Change of Control Event" means the occurrence of:
(i)
the first date of public announcement (which, for purposes of this definition, includes, without limitation, a report filed pursuant to section 101 of the Securities Act (Ontario)) by Noranda or a person who beneficially owns 30% or more of the outstanding voting shares of Noranda (other than Brascan and except in certain limited circumstances, an "Acquiring Person") of facts indicating that an Acquiring Person has become such;
(ii)
the date of the commencement of, or first public announcement of the intent of any person (other than Brascan, Noranda or any subsidiary of Noranda) to commence a take-over bid to acquire 30% or more of the voting shares of Noranda (other than by Brascan, Noranda, or any subsidiary of Noranda); or
(iii)
the date of the commencement of, or first public announcement of the intent of any person (other than Brascan) to commence, a transaction which would result in any person beneficially owning 30% or more of the voting shares of Noranda (other than by Brascan, Noranda or any subsidiary of Noranda).

For the purposes of this definition, "Brascan" means Brascan Corporation, any affiliate of Brascan Corporation or any party acting jointly or in concert with Brascan Corporation or any of its affiliates.

Retraction Rights:
Upon the occurrence of a Change of Control Event (unless the applicable take-over bid or control transaction has been withdrawn, is terminated or expires without any person beneficially owning 30% of more of the voting shares of Noranda), a holder of Shares has the right to require Noranda to redeem all of the holder's then outstanding Shares at the same prices as set out under "Redemption".
Purchase for Cancellation:
Subject to applicable law and to the provisions described under "Restrictions on Dividends and Retirement and Issue of Shares", Noranda may at any time or times purchase for cancellation all or any part of the Shares in the open market, by private agreement or otherwise at the lowest price or prices at which, in the opinion of Noranda's Board of Directors, such shares are obtainable.
Voting Rights and Election of Directors:
Except as otherwise provided by law or as specifically set out in the Share provisions, and except for meetings of the Shares as a class and meetings of the Shares as series, the holders of Shares will not be entitled as such to receive notice of, or to attend, or to vote at, any meeting of shareholders of Noranda.

The Shares will be entitled, voting collectively, to elect two directors to the Board of Directors at each meeting of shareholders of Noranda at which directors are to be elected.

Forthwith upon the occurrence of a Board Event (as defined below), and for so long as it is continuing, the holders of the Shares will be entitled, voting collectively, to elect three additional directors (for a total of five).
"Board Event" means any one of the following events:

(i)
if four quarterly dividends on the Shares are in arrears, whether or not such dividends have been declared and whether or not there are any monies of Noranda properly applicable to the payment of dividends; or
(ii)	if the Adjusted Net Worth for any fiscal quarter is less than $2,500,000,000.
"Adjusted Net Worth" means, as at the end of any fiscal quarter, the aggregate value of:
(i)	the outstanding share capital for all shares ranking junior to the Junior Preference Shares;
(ii)	without duplication, any surplus, whether contributed or capital;
(iii)	retained earnings; and
(iv)	consolidated non-controlling interest,.

all as set forth in Noranda's consolidated balance sheet for such fiscal quarter filed in accordance with applicable securities laws.
Shareholder Approvals
In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the any of the Shares as a series and any other approval to be given by the holders of any of the Shares as a series may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Shares of that series are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Shares of that series then present would form the necessary quorum. At any meeting of holders of Series 1 Shares, Series 2 Shares or Series 3 Shares, as a series, each such holder will be entitled to one vote in respect of each Share of that series held.
Covenants:
As long as the Shares having an aggregate issue price of at least $300 million remain outstanding, Noranda will not at any time, without the approval of the holders of the Shares, pay or set apart for payment any Extraordinary Dividend.
"Extraordinary Dividend" means:

(i)
any dividend, other than a stock dividend paid wholly in Common Shares, declared or paid on the Common Shares that is, when taken together with the amount or value of all other dividends declared or paid in the 12 month period preceding the date of declaration of the dividend (the "measurement period") more than 125% of the aggregate amount or value of the dividends declared or paid on the Common Shares, other than stock dividends paid wholly in Common Shares, during the 12 month period ended on the day prior to the measurement period (or, where there were no dividends paid in the 12 month period ended on the day prior to the measurement period, the period of 12 months ending on the date on which Noranda last paid a dividend, other than a stock dividend paid wholly in Common Shares, on the Common Shares); or

(ii)
any dividend, other than a stock dividend paid wholly in Common Shares, declared or paid on the Common Shares that results in the Noranda Annual Dividend Rate exceeding a 10% compound annual growth rate, measured from and following the Issue Date. For this purpose, the "Noranda Annual Dividend Rate" is initially the aggregate amount or value of all dividends declared or paid on the Common Shares, other than stock dividends paid wholly in Common Shares, in the 12 month period immediately preceding the Issue Date and thereafter is the aggregate amount or value of all dividends declared or paid in any 12 month period immediately preceding the date of declaration of any other dividend on the Common Shares, together with the dividend then being declared; or
(iii)
any other "special" dividend on, or distribution with respect to, the Common Shares which is, by its terms or declared intent, declared and paid outside the normal operations or normal dividend procedures of Noranda.

From and after June 30, 2010, Noranda will apply the full net proceeds from (i) the issuance of Common Shares, Preferred Shares, Junior Preference Shares or any securities that, under Canadian generally accepted accounting principles, would be treated as equity on the balance sheet of Noranda (collectively, "Equity Securities") for cash (other than in certain limited circumstances) or (ii) the sale of any capital assets outside of the ordinary course of business with a sale price exceeding Cdn. $250 million, to the redemption of the Series 1 Shares, Series 2 Shares and Series 3 Shares.
Restrictions on Dividends and Retirement and Issue of Shares	As long as any Shares are outstanding, Noranda may not at any time, without the approval of the holders of the Shares:
(i)
declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Noranda ranking junior to the Series 1 Shares) on shares of Noranda ranking junior to the Series 1 Shares;
(ii)
except out of the net cash proceeds of a substantially concurrent issue of shares of Noranda ranking junior to the Series 1 Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Noranda ranking as to capital junior to the Series 1 Shares;
	(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Series 1 Shares then outstanding;
(iv)
except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Preferred Shares, ranking on a parity with the Series 1 Shares; or

(v)	issue any additional Series 1 Shares or any shares ranking senior to or on a parity with the Series 1 Shares,

unless, in each such case, all accrued dividends up to and including those payable on the dividend payment date for the last completed period for which dividends are payable on the Series 1 Shares in respect of which the rights of holders have not been extinguished, and all dividends then accrued on all other shares ranking senior to or on a parity with the Series 1 Shares with respect to the payment of dividends up to the immediately preceding respective date or dates for payment in respect of which the rights of holders of those shares have not been extinguished, have been declared, paid or set apart for payment.
Additional Series:
As long as any of the Shares are outstanding, Noranda may not issue any additional Preferred Shares, other than Cumulative Redeemable Preferred Shares, Series F issuable upon the conversion of Cumulative Redeemable Preferred Shares, Series G and Cumulative Redeemable Preferred Shares, Series G issuable upon the conversion of Cumulative Redeemable Preferred Shares, Series F, without the approval of the holders of the Shares, expressed by resolution of the holders of all such shares voting together, given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstnding Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Shares then present would form the necessary quorum.
Tax on Share Dividends:	Corporate holders of Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

Toronto

By Mail CIBC Mellon Trust Company P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	By Hand or by Courier CIBC Mellon Trust Company 199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

        Any questions and requests for assistance may be directed by holders of Common Shares to the Depositary or the Information Agent at their respective telephone numbers and locations set out above. Holders of Common Shares may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

        The instructions accompanying this Letter of Acceptance and Transmittal should be read carefully before this Letter of Acceptance and Transmittal is completed. The Depositary or your broker or other financial advisor can assist you in completing this Letter of Acceptance and Transmittal (see back page of this document for addresses and telephone numbers).

LETTER OF ACCEPTANCE AND TRANSMITTAL

To deposit Common Shares
of
NORANDA INC.
pursuant to the Offer dated March 24, 2005

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (Toronto time)
ON APRIL 28, 2005 (THE "EXPIRY TIME") UNLESS THE OFFER IS EXTENDED
OR WITHDRAWN.

        This Letter of Acceptance and Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with all other required documents, must accompany share certificates for common shares (the "Common Shares") of Noranda Inc. ("Noranda") deposited pursuant to the offer (the "Offer") dated March 24, 2005 made by Noranda to holders of Common Shares.

        The terms and conditions of the Offer are incorporated by reference in this Letter of Acceptance and Transmittal. Capitalized terms used but not defined in this Letter of Acceptance and Transmittal which are defined in the Offer to Exchange (the "Offer to Exchange") and accompanying Circular (together, the "Offer and Circular") dated March 24, 2005 have the meanings ascribed to them in the Offer and Circular.

        This Letter of Acceptance and Transmittal is to be used if certificates for Common Shares are to be forwarded herewith. Shareholders who wish to deposit Common Shares but whose certificates for such Common Shares are not immediately available or who cannot deliver all the certificates and Letter of Acceptance and Transmittal to the Depositary at or before the Expiry Time must deposit their Common Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer to Exchange, "Procedure for Depositing Common Shares — Guaranteed Delivery". See Instruction 2, "Procedure for Guaranteed Delivery".

        Delivery of this Letter of Acceptance and Transmittal to an address other than as set forth below or delivery after the Expiry Time will not constitute a valid delivery to the Depositary. You must sign this Letter of Acceptance and Transmittal in the appropriate space provided below and, if you are a U.S. shareholder, you must also complete the Substitute Form W-9 set forth below (see Instruction 9, "Backup Withholding").

        This Letter of Acceptance and Transmittal may not be used by Shareholders who wish to participate in the Offer through the holding company alternative. A Shareholder who wishes to avail itself of the holding company alternative must advise Noranda in writing at the address and before the deadline set out in the Offer to Exchange and satisfy the terms and conditions applicable to the holding company alternative set out in the Offer to Exchange.

        PLEASE READ CAREFULLY THE CIRCULAR AND THE INSTRUCTIONS SET OUT BELOW BEFORE COMPLETING THIS LETTER OF ACCEPTANCE AND TRANSMITTAL.

TO:	Noranda Inc.
AND TO:	CIBC Mellon Trust Company (the "Depositary"), at its offices set out herein

        The undersigned delivers to you the enclosed certificate(s) for Common Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Common Shares. The following are the details of the enclosed certificate(s):

SHARES

Certificate Number(s)*	Name(s) in which Registered	Number of Common Shares Represented by Certificate	Number of Common Shares Deposited*

TOTAL:

(If space is insufficient please attach a list to this Letter of Acceptance and Transmittal in the above form. See Instruction 10(a).)

*
Unless otherwise indicated, all Common Shares evidenced by any certificate(s) submitted to the Depositary will be deemed to have been deposited under the Offer. See Instruction 6, "Partial Deposits".

        IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer to Exchange and in this Letter of Acceptance and Transmittal, subject only to the provisions of the Offer to Exchange regarding withdrawal rights, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Shares (as defined below) and delivers to you the enclosed Common Share certificate(s) representing the Deposited Shares and, on and subject to the terms and conditions of the Offer to Exchange, deposits, sells, assigns and transfers to Noranda all right, title and interest in and to the Deposited Shares, and in and to all rights and benefits arising from the Deposited Shares. If the undersigned's Common Share certificates are not immediately available or the undersigned cannot deliver its Common Share certificates and all other required documents to the Depositary no later than the Expiry Time, the undersigned must deliver its Common Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Exchange, "Procedure for Depositing Common Shares — Guaranteed Delivery".

        The undersigned acknowledges receipt of the Offer and Circular.

        The undersigned agrees that the acceptance of the Offer pursuant to the procedures set forth herein will constitute an agreement between the depositing holder of Deposited Shares and Noranda in accordance with the terms and conditions of the Offer.

        The undersigned acknowledges that deposits of Deposited Shares under the Offer will not be accepted from or on behalf of Shareholders in any jurisdiction outside of Canada in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The undersigned hereby declares that the undersigned is not acting for the account or benefit of a person from such a jurisdiction and is not in, or delivering this Letter of Acceptance and Transmittal from, such a jurisdiction.

        The undersigned represents and warrants that (i) the undersigned has full power and authority to deposit, sell, assign and transfer the Common Shares covered by this Letter of Acceptance and Transmittal (the "Deposited Shares") and any Other Securities (as defined below) being deposited; (ii) the undersigned or the Person on whose behalf the Deposited Shares (and Other Securities) are being deposited owns the Deposited Shares that are being deposited (and any Other Securities); (iii) the Deposited Shares and Other Securities have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares or Other Securities, to any other Person; (iv) the deposit of the Deposited Shares and Other Securities complies with applicable laws; and (v) when the Deposited Shares and Other

2

Securities are taken up and exchanged by Noranda, Noranda will acquire good title thereof, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

        If the undersigned receives Series J Shares, Series K Shares or Series L Shares (collectively, "Subordinated Shares"), or any combination thereof, in exchange for Deposited Shares registered in the name of the undersigned on the books of Noranda and deposited pursuant to the Offer and exchanged by Noranda (the "Exchanged Securities"), the undersigned agrees that, notwithstanding the rights, privileges, restrictions and conditions attaching to such Subordinated Shares in the articles of Noranda, all of the rights or privileges of the undersigned to receive dividends on the Subordinated Shares and to receive the remaining property of Noranda upon its liquidation, dissolution or winding up or upon any other distribution of assets of Noranda among its Shareholders for the purpose of winding up its affairs are expressly, irrevocably and unconditionally postponed and made subordinate in right to the prior payment of such dividends or distributions to holders of all series of Preferred Shares of Noranda that were issued and outstanding on the date of the Offer to Exchange, other than Subordinated Shares (collectively, "Senior Shares"). In addition, the undersigned agrees that, if it receives any such dividends or distributions in a manner that is inconsistent with the preceding sentence, it will hold all money or property so received in trust for the holders of Senior Shares and, forthwith upon receipt of such money or property, will return or pay the same over to Noranda to be held by it in trust for the holders of Senior Shares.

        The undersigned understands and agrees that (i) if, at the Expiry Time, more than 63,377,140 Common Shares are properly deposited and not withdrawn, Noranda will, upon the terms and subject to the conditions of the Offer to Exchange, exchange on a pro rata basis (calculated to the nearest whole Common Share, so as to avoid the creation of fractional Common Shares while ensuring that the requisite amount of New Preferred Shares are issued), from the Deposited Shares and the undersigned will accordingly receive as consideration for Exchanged Securities, New Preferred Shares for Common Shares in accordance with the terms of the Offer to Exchange and, if applicable, a cash amount on account of fractional New Preferred Shares to which the undersigned is otherwise entitled in respect of such exchanged Deposited Shares; (ii) Noranda will return all Deposited Shares not exchanged under the Offer, including Deposited Shares not exchanged because of proration; and (iii) Noranda's determination as to proration will be final and binding on all parties.

        The undersigned irrevocably appoints each officer of the Depositary and each officer of Noranda and any other Person designated by Noranda in writing, as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the undersigned with respect to the Exchanged Securities, and with respect to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Exchanged Securities on or after the date of the Offer (collectively, "Other Securities").

        The power of attorney will be granted upon execution of this Letter of Acceptance and Transmittal and will be effective on and after the date that Noranda takes up and exchanges the Exchanged Securities (the "Effective Date"), with full power of substitution and resubstitution in the name of and on behalf of the undersigned (such power of attorney, coupled with an interest, being irrevocable) to: (i) present certificates for such Exchanged Securities and Other Securities for cancellation and record the transfer thereof on the registers of Noranda; (ii) execute and deliver, as and when requested by Noranda, any instruments of proxy, authorization or consent in form and on terms satisfactory to Noranda in respect of such Exchanged Securities and Other Securities, revoke any such instrument, authorization or consent or designate in such instrument, authorization or consent any Person or Persons as the proxy of such holder in respect of the Exchanged Securities for all purposes, including in connection with any meeting (whether annual, special or otherwise or any adjournment thereof) of holders of relevant securities of Noranda; (iii) execute and negotiate any cheques or other instruments representing any Other Securities payable to the undersigned; and (iv) exercise any rights of the undersigned with respect to such Exchanged Securities and Other Securities, all as set forth in this Letter of Acceptance and Transmittal.

        The undersigned also agrees, effective on and after the Effective Date, not to vote any of the Exchanged Securities or Other Securities at any meeting (whether annual, special or otherwise or any adjournment thereof) of holders of Common Shares or holders of Other Securities and not to exercise any or all of the other rights or privileges attached to the Exchanged Securities or Other Securities and agrees to execute and deliver to

3

Noranda any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to Noranda, in respect of all or any of the Exchanged Securities or Other Securities, and to designate in such instruments of proxy the Person or Persons specified by Noranda as the proxy or the proxy nominee or nominees of the holder in respect of the Exchanged Securities or Other Securities. Upon such appointment, all prior proxies given by the holder of such Exchanged Securities or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such Person with respect thereto.

        The undersigned covenants and agrees to execute, upon request of Noranda, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Exchanged Securities or Other Securities to Noranda or subordination of the New Preferred Shares in the manner contemplated by this Letter of Acceptance and Transmittal and acknowledges that all authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned therein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

        The undersigned instructs Noranda and the Depositary, upon Noranda taking up the Deposited Shares, to mail certificates representing the New Preferred Shares to which the undersigned is entitled together with a cheque, payable in U.S. funds, representing any cash payment to which the undersigned may be entitled by first class mail, postage prepaid, or to hold such certificates and cheque, if any, for pick-up, in accordance with the instructions given below. Should any Deposited Shares not be purchased, the deposited certificates and/or new certificates representing that portion of the Deposited Shares not purchased and other relevant documents shall be returned promptly in accordance with the instructions in the preceding sentence. The undersigned acknowledges that Noranda has no obligation pursuant to the instructions given below to transfer any Deposited Shares from the name of the registered holder thereof if Noranda does not purchase any of the Deposited Shares.

        Under the terms of the Offer, Shareholders who hold Common Shares indirectly through one or more Ontario holding companies incorporated after March 15, 2005, have the option of completing a corporate reorganization with Noranda after the Expiry Time but prior to the date on which the Common Shares are exchanged for New Preferred Shares. Under this "holding company alternative", Noranda will purchase all of the issued and outstanding shares of a Shareholder's Ontario holding company in exchange for the issuance by Noranda of the same number of New Preferred Shares as such Shareholder would have received had it tendered its Common Shares directly to the Offer. Shareholders who participate in the holding company alternative will receive, directly or indirectly, the same consideration under the Offer that would otherwise have been received had they tendered their Common Shares directly to the Offer.

        Choosing the holding company alternative will require Shareholders to implement a complex corporate structure through which to hold Common Shares. The holding company alternative will have Canadian and U.S. federal income tax consequences for participating Shareholders that are not described in this document or in the Circular. Shareholders who wish to avail themselves of the holding company alternative, should consult their financial, tax and legal advisors.

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        By reason of the use by the undersigned of an English language form of Letter of Acceptance and Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Acceptance and Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par les offres acceptées par cette lettre d'acceptation et d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

BLOCK A ISSUE CERTIFICATES/CHEQUE IN THE NAME OF: (please print or type):
(Name)

(Street Address and Number)
(City and Province or State)
(Country and Postal (Zip) Code)
(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security Number, See Substitute Form W-9 included herein)

BLOCK B SEND CERTIFICATES/CHEQUE (Unless Block "C" is checked) to: (please print or type):
(Name)

(Street Address and Number)
(City and Province or State)
(Country and Postal (Zip) Code)

BLOCK C
☐ HOLD SHARE CERTIFICATES AND CHEQUE FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF ACCEPTANCE AND TRANSMITTAL IS DEPOSITED. (Check box)

BLOCK D
☐ CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)
Name of Registered Holder Date of Execution of Notice

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BLOCK E
DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER
The owner signing above represents that the member of the Soliciting Dealer Group who solicited and obtained this deposit is: (please print or type)

(Firm)	(Registered Representative)	(Telephone Number)

(Address)	(Fax)
☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED
☐ CHECK HERE IF DISKETTE TO FOLLOW

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SIGN HERE
If you are a U.S. shareholder, you must also complete the
accompanying Substitute Form W-9

Signature guaranteed by (if required under Instruction 4):

Dated: , 2005
Authorized Signature of Guarantor	Signature of holder of Shares or Authorized Representative — See Instructions 3 and 5
Name of Guarantor (please print or type)	Name of holder of Shares (please print or type)
Address of Guarantor (please print or type)	Name of Authorized Representative, if applicable
Daytime telephone number of holder of Shares or Authorized Representative
Daytime facsimile number of holder of Shares or Authorized Representative
Tax Identification, Social Insurance or Social Security Number of holder of Shares (See Substitute Form W-9 included herein)

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SUBSTITUTE Form W-9	Part 1 — PLEASE PROVIDE YOUR TIN (OR IF AWAITING A TIN, WRITE "APPLIED" AND CERTIFY BY SIGNING AND DATING BELOW):	TIN (Social Security Number or Employer Identification Number)

Department of the Treasury
Internal Revenue Service
Payer's Request for
Taxpayer Identification Number
("TIN") and Certification
        Check appropriate box:
        ☐ Individual/sole proprietor
         ☐ Corporation
         ☐ Partnership
☐ Other

Part 2 — For Payees Exempt From Backup Withholding (See Instructions)
☐  Exempt from backup withholding
 Part 3 — Certification — Under penalties of perjury, I certify that:
(1)   The number shown on this form is my correct TIN (or I am waiting for a number to be issued to me), and
(2)   I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified me that I am no longer subject to backup withholding, and
(3)   I am a U.S. person (including a U.S. resident alien).
        The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.
NAME
ADDRESS
SIGNATURE
DATE

        You must cross out item (2) in Part 3 above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

COMPLETE THE FOLLOWING CERTIFICATE IF YOU
WROTE "APPLIED FOR" IN PART 1 OF THE SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and that I mailed or delivered an application to receive a Taxpayer Identification Number to the appropriate Internal Revenue Service Center or Social Security Administration Office (or I intend to mail or deliver an application in the near future). I understand that if I do not provide a taxpayer identification number to the Payor at the time of payment, the Payor is required to withhold 28 percent of all payments reportable made to me thereafter until I provide a number.
SIGNATURE DATE

NOTE:  FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN A $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF ANY REPORTABLE PAYMENTS. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER OR SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

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GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

        GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER. — Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-000100. The table below will help you determine the number to give the payer.

	For this type of account:	Give the SOCIAL SECURITY number of —
1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, any one of the individuals(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4.	a. The usual revocable savings trust account (grantor is also trustee)
	b. So-called trust account that is not a legal or valid trust under state law	The grantor-trustee(1)
5.	Sole proprietorship or single-owner LLC	The owner(3)
	For this type of account:	Give the EMPLOYER IDENTIFICATION number of —
6.	Sole proprietorship or single-owner LLC	The owner(3)
7.	A valid trust, estate, or pension trust	The legal entity(4)
8.	Corporate or LLC electing corporate status on Form 8832	The corporation
9.	Association, club, religious, charitable, educational or other tax-exempt organization	The organization
10.	Partnership or multi-member LLC	The partnership
11.	A broker or registered nominee	The broker or nominee
12.	Amount with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)
List first and circle the name of the person whose number you furnish. If only one person on a joint account has a Social Security number, that person's number must be furnished.

(2)
Circle the minor's name and furnish the minor's Social Security number.

(3)
You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your Social Security number or Employer Identification number (if you have one).

(4)
List first and circle the name of the legal trust, estate, or pension trust. Do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

        If you do not have a Taxpayer Identification Number, you should apply for one immediately. To apply for a Social Security number, obtain Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or on-line at www.sa.gov/online/ss5.html. You may also obtain this form by calling 1-800-772-1213. Use Form W-7, Application for an IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an ITIN. You can obtain Forms W-7 and SS-4 by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS Web Site at www.irs.gov.

Payees Exempt from Backup Withholding

        Payees specifically exempted from backup withholding on ALL payments include the following:

  •
  An organization exempt from tax under Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), or an individual retirement plan, or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(0(2).

  •
  The U.S. or any of its agencies or instrumentalities.

  •
  A state, the District of Columbia, a possession of the U.S., or any political subdivision or instrumentality thereof.

  •
  A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

  •
  An international organization or any agency, or instrumentality thereof.

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        Other payees that may be exempt from backup withholding include:

  •
  A corporation.

  •
  A financial institution.

  •
  A trust exempt from tax under Section 664 of the Code or described in Section 4947 of the Code.

  •
  A futures commission merchant registered with the Commodity Futures Trading Commission.

  •
  A middleman known in the investment community as a nominee or custodian.

  •
  A dealer in securities or commodities required to register in the U.S. the District of Columbia or a possession of the U.S.

  •
  A real estate investment trust.

  •
  A common trust fund operated by a bank under Section 584(a) of the Code.

  •
  An entity registered at all times during the tax year under the Investment Company Act of 1940.

  •
  A foreign central bank of issue.

        Payments of dividends not generally subject to backup withholding include the following:

  •
  Payments to non-resident aliens subject to withholding under Section 1441 of the Code.

  •
  Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one non-resident partner.

  •
  Payments made by certain foreign organizations.

        Exempt payees described above should file a Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

        Certain payments other than interest, dividends, and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under Sections 6041, 6041 A (2), 6045 and 6050A of the Code and the regulations promulgated thereunder.

        Privacy Act Notice — Section 6109 requires most recipients of dividends, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividends and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1)
Penalty for Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2)
Civil Penalty for False Information with Respect to Withholding. — If you make a false statement with no reasonable basis that results in no imposition of backup withholding, you are subject to a penalty of $500.

(3)
Criminal Penalty for Falsifying Information. — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

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INSTRUCTIONS

1.     Use of Letter of Acceptance and Transmittal

  (a)
  This Letter of Acceptance and Transmittal (or a manually signed facsimile thereof) together with accompanying certificates representing the Deposited Shares and all other documents required by the terms of the Offer to Exchange and this Letter of Acceptance and Transmittal must be received by the Depositary at its office specified on the back page no later than 8:00 p.m. (Toronto time) on April 28, 2005, unless the Offer in respect of the Common Shares is extended or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

  (b)
  The method used to deliver this Letter of Acceptance and Transmittal and any accompanying certificates representing Common Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. Noranda recommends that the necessary documentation be hand delivered to the Depositary at any of its offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Holders of Common Shares whose Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Common Shares.

2.     Procedure for Guaranteed Delivery

        If a holder of Common Shares wishes to deposit such Common Shares pursuant to the Offer and certificates for such Common Shares are not immediately available or the holder cannot deliver the certificates and Letter of Acceptance and Transmittal to the Depositary no later than the Expiry Time, those Common Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

  (a)
  such deposit is made by or through an Eligible Institution;

  (b)
  a properly completed and duly executed Notice of Guaranteed Delivery (printed on YELLOW PAPER) (or a manually signed facsimile) is received by the Depositary at its Toronto office as set out in the Notice of Guaranteed Delivery not later than the Expiry Time; and

  (c)
  the certificate or certificates representing all Deposited Shares in proper form for transfer, together with a properly completed and duly signed Letter of Acceptance and Transmittal (or a manually signed facsimile copy) relating to such Common Shares, with signatures guaranteed if so required, and all other documents required by this Letter of Acceptance and Transmittal, are received by the Depositary at its Toronto office as set out in the Notice of Guaranteed Delivery before 5:00 p.m. (Toronto time) on the third Trading Day after the date on which the Expiry Time occurs.

        The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Toronto office of the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and this Letter of Acceptance and Transmittal and accompanying Common Share certificates to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

        An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

3.     Signatures

        This Letter of Acceptance and Transmittal must be completed and signed by the registered holder of Deposited Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

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  (a)
  If this Letter of Acceptance and Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Acceptance and Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Acceptance and Transmittal.

  (b)
  If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a cheque is to be issued to a person other than the registered owner(s):

  (i)
  such deposited certificate(s) must be endorsed or accompanied by an appropriate transfer power of attorney duly and properly completed by the registered owner(s); and

  (ii)
  the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.     Guarantee of Signatures

        If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Noranda or if payment is to be issued in the name of a person other than the registered owner(s) of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5.     Fiduciaries, Representatives and Authorizations

        Where this Letter of Acceptance and Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Acceptance and Transmittal must be accompanied by satisfactory evidence of the authority to act. Noranda or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6.     Partial Deposits

        If less than the total number of Common Shares evidenced by any certificate submitted is to be deposited, fill in the number of Common Shares to be deposited in the appropriate space on this Letter of Acceptance and Transmittal. In such case, the Depositary will use commercially reasonable efforts to cause new certificate(s) for the number of Common Shares not deposited to be sent to the registered holder as soon as practicable after the Expiry Time. The total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7.     Solicitation

        Identify the dealer or broker, if any, who solicited acceptance of the Offer by completing the appropriate box on this Letter of Acceptance and Transmittal and present a list of beneficial holders, if applicable.

8.     Stock Transfer Taxes

        Except as otherwise provided in this Instruction 8, Noranda will pay all stock transfer taxes with respect to the transfer and sale of any Common Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or if certificates for Common Shares not deposited or not accepted for exchange are to be registered in the name of, any person other than the registered holder(s), or if deposited certificates for Common Shares are registered in the name of any person other than the person(s) signing this Letter of Acceptance and Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s) or such other person) payable on account of the transfer to such other person will be deducted from

12

the consideration payable for such Common Shares exchanged unless evidence satisfactory to Noranda, in its sole discretion, of the payment of such taxes, or exemption therefrom, is submitted.

9.     Backup Withholding

        Under U.S. federal income tax law, a Shareholder whose Deposited Shares are accepted for payment pursuant to the Offer may be subject to backup withholding on the value of the New Preferred Shares received by that Shareholder at a rate of 28%.

        U.S. Residents.    To prevent backup withholding, a Shareholder that is a resident of the United States for United States federal income tax purposes is required to notify the Depositary of the Shareholder's current taxpayer identification number ("TIN") by completing the enclosed Substitute Form W-9, certifying that the TIN provided on that form is correct (or that such Shareholder is awaiting receipt of a TIN), and that (i) the Shareholder has not been notified by the Internal Revenue Service that the Shareholder is subject to backup withholding as a result of failure to report all interest or dividends or (ii) after being so notified, the Internal Revenue Service has notified the Shareholder that the Shareholder is no longer subject to backup withholding. If the Depositary is not provided with the correct TIN, such Shareholder may be subject to a $50 penalty imposed by the Internal Revenue Service and payments that are made to such Shareholder pursuant to the Offer may be subject to backup withholding (see below).

        Each Shareholder is required to give the Depositary the TIN (e.g., Social Security number or employer identification number) of the record holder of the Common Shares. If the Common Shares are registered in more than one name or are not registered in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report. A Shareholder who does not have a TIN may check the box in Part 3 of the Substitute Form W-9 if such Shareholder has applied for a number or intends to apply for a TIN in the near future. If the box in Part 3 is checked, the Shareholder must also complete the "Certificate of Awaiting Taxpayer Identification Number" below in order to avoid backup withholding. If the box is checked, payments made will be subject to backup withholding unless the Shareholder has furnished the Depositary with his or her TIN by the time payment is made. A Shareholder who checks the box in Part 3 in lieu of furnishing a TIN should furnish the Depositary with the Shareholder's TIN as soon as it is received.

        Certain Shareholders (including, among others, all corporations) are not subject to these backup withholding requirements. To avoid possible erroneous backup withholding, a Shareholder who is a resident of the United States for United States federal income tax purposes and is exempt from backup withholding should complete the Substitute Form W-9 by providing his or her correct TIN, signing and dating the form, and writing "exempt" on the face of the form.

        All Shareholders are encouraged to consult their own tax advisors to determine whether they are exempt from these backup withholding and reporting requirements and to determine which form should be used to avoid backup withholding.

        If backup withholding applies, the Depositary is required to withhold 28% of any payments to be made to the shareholder. Backup withholding is not an additional tax. Rather, the U.S. tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained by filing a tax return with the Internal Revenue Service. The Depositary cannot refund amounts withheld by reason of backup withholding.

10.   Miscellaneous

  (a)
  If the space on this Letter of Acceptance and Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Acceptance and Transmittal.

  (b)
  If Deposited Shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Acceptance and Transmittal should be signed for each different registration.

13

  (c)
  No alternative, conditional or contingent deposits will be acceptable and no fractional Common Shares will be purchased. All depositing holders of Common Shares by execution of this Letter of Acceptance and Transmittal (or a facsimile hereof) waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by applicable law.

  (d)
  The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attoms to the exclusive jurisdiction of the courts of the Province of Ontario.

  (e)
  Noranda will not pay any fees or commissions to any broker or dealer or any other Person for soliciting deposits of Common Shares pursuant to the Offer except as otherwise set forth in the Offer to Exchange.

  (f)
  Additional copies of the Offer and Circular, this Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at the addresses listed below.

  (g)
  Noranda will determine, in its sole discretion, all questions as to the validity, form, eligibility and acceptance of any deposit of Common Shares and its determination shall be final and binding. Noranda reserves the right to reject any or all deposits determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Noranda's counsel, be unlawful. None of Noranda, the Depositary nor any other person is or will be obligated to give notice of defect or irregularities in deposits of Common Shares, nor shall any of them incur any liability for failure to give any such notice.

11.   Lost Certificates

        If a Common Share certificate has been lost or destroyed, this Letter of Acceptance and Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Noranda's registrar and transfer agent so that the transfer agent may provide replacement requirements, which must be completed and returned to the Depositary prior to the Expiry Time.

        THIS LETTER OF ACCEPTANCE AND TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH CERTIFICATES FOR SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY NO LATER THAN THE EXPIRY TIME.

14

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY
Toronto

By Mail CIBC Mellon Trust Company P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	By Hand or by Courier CIBC Mellon Trust Company 199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

        Any questions and requests for assistance may be directed by holders of Common Shares to the Depositary at its telephone number and location set out above. Holders of Common Shares may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

THIS IS NOT A LETTER OF ACCEPTANCE AND TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY
for Common Shares
of
NORANDA INC.
Pursuant to the Offer dated March 24, 2005

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (Toronto time)
ON APRIL 28, 2005 (THE "EXPIRY TIME"), UNLESS EXTENDED OR WITHDRAWN.

        This Notice of Guaranteed Delivery must be used to accept the offer dated March 24, 2005 (the "Offer") made by Noranda Inc. ("Noranda") for common shares (the "Common Shares") of Noranda, if (i) certificates for the Common Shares to be deposited are not immediately available; or (ii) the holder of Common Shares cannot deliver the certificates and Letter of Transmittal to the Depositary no later than the Expiry Time. This Notice of Guaranteed Delivery may be delivered by hand or transmitted by electronic facsimile or mail to the Depositary at the address or facsimile number set out below and must include a guarantee by an Eligible Institution in the form set forth in this Notice of Guaranteed Delivery.

    To: CIBC Mellon Trust Company, as Depositary

By Mail: P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	By Hand or by Courier: 199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9	By Facsimile Transmission: (416) 643-3148

        The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer to Exchange and accompanying Circular dated March 24, 2005 (the "Offer to Exchange and Circular") have the meanings ascribed to them in the Offer to Exchange and Circular.

        If a holder of Common Shares wishes to deposit such Common Shares pursuant to the Offer and certificates for such Common Shares are not immediately available, or the holder of Common Shares cannot deliver the certificates and Letter of Transmittal to the Depositary no later than the Expiry Time, those Common Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

  (a)
  such deposit is made by or through an Eligible Institution;

  (b)
  a properly completed and duly executed Notice of Guaranteed Delivery (or a manually executed photocopy thereof) is received by the Depositary at its Toronto office as set out in this Notice of Guaranteed Delivery not later than the Expiry Time; and

  (c)
  the certificate or certificates representing the deposited Common Shares, together with a properly completed and duly signed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Common Shares, with signatures if so required in accordance with the Letter of Transmittal, and all other documents required by the Letter of Transmittal, are received by the Depositary at its Toronto office as set out in this Notice of Guaranteed Delivery by 5:00 p.m. (Toronto time) on the third trading day after the date on which the Expiry Time occurs.

        An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

        DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA A FACSIMILE NUMBER OTHER THAN SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

        THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

        DO NOT SEND CERTIFICATES FOR COMMON SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR COMMON SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

2

        The undersigned hereby deposits to Noranda, upon the terms and subject to the conditions set forth in the Offer to Exchange and Letter of Transmittal, receipt of which is hereby acknowledged, the Common Shares listed below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Exchange, "Procedure for Depositing Common Shares — Guaranteed Delivery".

Certificate Number(s)*	Name(s) in which Registered	Number of Shares Represented by Certificate	Number of Shares Deposited

TOTAL:

        (If space is insufficient please attach a list to this Notice of Guaranteed Delivery in the above form.)

*
Unless otherwise indicated, all Common Shares evidenced by any certificate(s) submitted to the Depositary will be deemed to have been deposited under the Offer.

Signature(s) of Holder(s) of Shares	Address(es)

Name (please print)

Date	Zip Code/Postal Code

Telephone Number (business hours)

GUARANTEE
(Not to be used for signature guarantee)
The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Common Shares deposited hereby, each in proper form for transfer, together with a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed with any required signature guarantees, covering the deposited Common Shares and all other documents required by the Letter of Transmittal no later than 5:00 p.m. (Toronto time) on the third trading day after the date on which the Expiry Time occurs.
Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name (please print)

Title

Zip Code/Postal Code	Date

Telephone Number

3

PART II

INFORMATION NOT REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers

        Section 136 of the Business Corporations Act (Ontario) ("OBCA"), which governs the Company, provides that the Company may indemnify a director or officer of the Company, a former director or officer of the Company or a person who acts or acted at the Company's request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Company or such body corporate, if (a) he or she acted honestly and in good faith with a view to the best interests of the Company and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. The Company may, with the approval of the Ontario Superior Court of Justice, indemnify a person referred to above in respect of an action by or on behalf of the Company or body corporate to procure a judgment in its favour, to which the person is made a party by reason of being or having been a director or an officer of the Company or body corporate, against all costs, charges and expenses reasonably incurred by the person in connection with such action if he or she fulfills the conditions set out in (a) and (b) above. Despite the foregoing, a person referred to above is entitled to indemnification from the Company in respect of all costs, charges and expenses reasonably incurred by him or her in connection with the defense of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Company or body corporate if the person was substantially successful on the merits in his or her defense of the action or proceeding and fulfills the conditions set out in (a) and (b) above. A corporation or a person (as defined in the OBCA) referenced above may apply to the Ontario Superior Court of Justice for an order approving an indemnity under Section 136 and the court may so order and make any further order it thinks fit.

        The sections of the sole By-law of the Company under the heading "Indemnification" provide:

        10.   Indemnification of directors and officers — The Company shall indemnify a director or officer, a former director or officer or a person who acts or acted at the Company's request as a director or officer of a corporation of which the Company is or was a shareholder or creditor, and his heirs and legal representatives, to the extent permitted by the OBCA.

        11.   Indemnity of others — Except as otherwise required by the OBCA and subject to Section 10, the Company may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was an employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, agent of or participant in another corporation, partnership, joint venture, trust or other enterprise, against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted honestly and in good faith with a view to the best interests of the Company and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction shall not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Company and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his conduct was lawful.

        12.   Right of indemnity not exclusive — The provisions of indemnification contained in the by-law of the Company shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in his official capacity and as to action in another capacity, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall enure to the benefit of the heirs and legal representatives of such a person.

        13.   No liability of directors or officers for certain acts, etc. — To the extent permitted by law, no director or officer for the time being of the Company shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by the Company or for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the money of or belonging to the Company shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation with whom or which any money, securities or other assets belonging to the Company shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any money, securities or other assets belonging to the Company or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to act honestly and in good faith with a view to the best interests of the Company and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Company shall be employed by or shall perform services for the Company otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a corporation which is employed by or performs services for the Company, the fact of his being a director or officer of the Company shall not disentitle such director or officer or such firm or corporation, as the case may be, from receiving proper remuneration for such services.

        Insurance policies are maintained by the Company under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

EXHIBITS

        The following exhibits have been filed as part of this Schedule:

Exhibit Number	Description
2.1	Lock-Up Agreement, dated March 8, 2005, between Noranda, Brascan and Brascade Corporation (incorporated by reference to Noranda's Form 6-K (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 24, 2005).
2.2
Amendment to Lock-Up Agreement, dated March 22, 2005, between Noranda, Brascan and Brascade Corporation (incorporated by reference to Noranda's Form 6-K (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 24, 2005).
3.1
Annual Information Form of Noranda, dated March 17, 2005, for the fiscal year ended December 31, 2004 (incorporated by reference to Noranda's Annual Report on Form 40-F (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 24, 2005).
3.2
Audited consolidated financial statements of Noranda, including notes thereto, as at December 31, 2003 and 2004, and for each of the years in the three-year period ended December 31, 2004, together with the auditors' report thereon (incorporated by reference to Noranda's Annual Report on Form 40-F (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 24, 2005).
3.3
Management's discussion and analysis of financial condition and results of operations of Noranda for the year ended December 31, 2004 (incorporated by reference to that particular section of Noranda's Annual Report on Form 40-F (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 24, 2005).
3.4
Management Information Circular (Proxy Statement) of Noranda, dated March 17, 2005, distributed in connection with the annual general and special meeting of shareholders to be held on April 26, 2005 (excluding the sections entitled "Performance Graphs," "Report of the Compensation and Nominating Committee on Compensation of Executive Officers and Others" and "Corporate Governance and Committees") (incorporated by reference to Noranda's Form 6-K (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 24, 2005).
3.5
Material change report of Noranda filed March 10, 2005 relating to the Offer and Falconbridge Offer (incorporated by reference to Noranda's Form 6-K (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 22, 2005).
4.1*	Consent of Ernst & Young LLP
4.2*	Consent of McCarthy Tétrault LLP
4.3*	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP
5.1*	Powers of Attorney (included on signature pages)

*
Filed herewith

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking

  (a)
  The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-8 or to transactions in said securities.

  (b)
  The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant's securities or of the subject issuer's securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2.    Consent to Service of Process

  Concurrently with the filing of this Registration Statement on Form F-8, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant Registration Statement.

III-1

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on the 24th day of March, 2005.

NORANDA INC.
By:	/s/ DEREK PANNELL Derek Pannell President and Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Derek Pannell and Steven Douglas, his or her true and lawful attorney-in-fact and agent, each acting alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing appropriate or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all his or her said attorney-in-fact and agent or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DEREK PANNELL Derek Pannell	President and Chief Executive Officer and Director (Principal Executive Officer)	March 24, 2005
/s/ STEVEN DOUGLAS Steven Douglas	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 24, 2005
/s/ ALEX G. BALOGH Alex G. Balogh	Director	March 24, 2005
André Bérard	Director	March , 2005
/s/ JACK L. COCKWELL Jack L. Cockwell	Director	March 24, 2005
V. Maureen Kempston Darkes, O.C., O.O.	Director	March , 2005

/s/ J. TREVOR EYTON The Honourable J. Trevor Eyton, O.C., Q.C.	Director	March 24, 2005
/s/ J. BRUCE FLATT J. Bruce Flatt	Director	March 24, 2005
/s/ A.L. (AL) FLOOD A.L. (Al) Flood, C.M.	Director	March 24, 2005
/s/ NORMAN R. GISH Norman R. Gish	Director	March 24, 2005
/s/ ROBERT J. HARDING Robert J. Harding, F.C.A.	Director	March 24, 2005
/s/ DAVID W. KERR David W. Kerr	Director	March 24, 2005
/s/ JAMES W. MCCUTCHEON James W. McCutcheon, Q.C.	Director	March 24, 2005
George E. Myhal	Director	March , 2005

AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative in the United States of Noranda Inc., in the City of Franklin, State of Tennessee on March 24, 2005.

NORANDA ALUMINUM, INC.
By:	/s/ WILLIAM BROOKS William Brooks President

EXHIBIT INDEX

Exhibit Number	Description
2.1	Lock-Up Agreement, dated March 8, 2005, between Noranda, Brascan and Brascade Corporation (incorporated by reference to Noranda's Form 6-K (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 24, 2005).
2.2
Amendment to Lock-Up Agreement, dated March 22, 2005, between Noranda, Brascan and Brascade Corporation (incorporated by reference to Noranda's Form 6-K (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 24, 2005).
3.1
Annual Information Form of Noranda, dated March 17, 2005, for the fiscal year ended December 31, 2004 (incorporated by reference to Noranda's Annual Report on Form 40-F (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 24, 2005).
3.2
Audited consolidated financial statements of Noranda, including notes thereto, as at December 31, 2003 and 2004, and for each of the years in the three-year period ended December 31, 2004, together with the auditors' report thereon (incorporated by reference to Noranda's Annual Report on Form 40-F (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 24, 2005).
3.3
Management's discussion and analysis of financial condition and results of operations of Noranda for the year ended December 31, 2004 (incorporated by reference to that particular section of Noranda's Annual Report on Form 40-F (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 24, 2005).
3.4
Management Information Circular (Proxy Statement) of Noranda, dated March 17, 2005, distributed in connection with the annual general and special meeting of shareholders to be held on April 26, 2005 (excluding the sections entitled "Performance Graphs," "Report of the Compensation and Nominating Committee on Compensation of Executive Officers and Others" and "Corporate Governance and Committees") (incorporated by reference to Noranda's Form 6-K (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 24, 2005).
3.5
Material change report of Noranda filed March 10, 2005 relating to the Offer and Falconbridge Offer (incorporated by reference to Noranda's Form 6-K (Commission File No. 1-11284) filed with the Securities and Exchange Commission on March 22, 2005).
4.1*	Consent of Ernst & Young LLP
4.2*	Consent of McCarthy Tétrault LLP
4.3*	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP
5.1*	Powers of Attorney (included on signature pages)

*
Filed herewith

QuickLinks

PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES
EXCHANGE RATES
TABLE OF CONTENTS
SUMMARY
SUMMARY OF NORANDA HISTORICAL AND PRO FORMA FINANCIAL DATA
Summary of Terms of the New Preferred Shares
GLOSSARY
OFFER TO EXCHANGE
CIRCULAR
APPROVAL BY NORANDA INC.
CONSENT OF MCCARTHY TÉTRAULT LLP
CONSENT OF FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP
CONSENT OF ERNST & YOUNG LLP
ANNEX "A" INFORMATION CONCERNING NORANDA
ANNEX "B" UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF NORANDA INC. INDEX TO FINANCIAL STATEMENTS
COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
PRO FORMA CONSOLIDATED BALANCE SHEET
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
ANNEX "C" TERMS OF NEW PREFERRED SHARES
The Depositary for the Offer is: CIBC MELLON TRUST COMPANY Toronto
LETTER OF ACCEPTANCE AND TRANSMITTAL
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9
INSTRUCTIONS
NOTICE OF GUARANTEED DELIVERY for Common Shares of NORANDA INC. Pursuant to the Offer dated March 24, 2005
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
EXHIBITS
PART III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
POWER OF ATTORNEY
AUTHORIZED REPRESENTATIVE
EXHIBIT INDEX